   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1998
                                                    REGISTRATION NO. 333-41239

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 5
                                      TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933



                               DUANE READE INC.
            (Exact name of registrant as specified in its charter)

              DELAWARE                      04-3164702                      5912
  (State or other jurisdiction of        (I.R.S. Employer       (Primary Standard Industrial
   incorporation or organization)      Identification No.)      Classification Code Number)

                               440 NINTH AVENUE
                           NEW YORK, NEW YORK 10001
                           TELEPHONE: 212-273-5700
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             MR. ANTHONY J. CUTI
                               DUANE READE INC.
                               440 NINTH AVENUE
                           NEW YORK, NEW YORK 10001
                           TELEPHONE: 212-273-5700
   (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:

     Steven Della Rocca, Esq.         Stephen M. Besen, Esq.
         Latham & Watkins           Weil, Gotshal & Manges LLP
  885 Third Avenue, Suite 1000           767 Fifth Avenue
     New York, New York 10022        New York, New York 10153
     Telephone: 212-906-1200          Telephone: 212-310-8000
      Telecopy: 212-751-4864          Telecopy: 212-310-8007

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -----------------


                        CALCULATION OF REGISTRATION FEE
===============================================================================
  TITLE OF EACH CLASS OF          PROPOSED MAXIMUM                AMOUNT OF
SECURITIES TO BE REGISTERED  AGGREGATE OFFERING PRICE(1)(2) REGISTRATION FEE(3)
-------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share ...........         $133,910,016                  $39,503
===============================================================================


(1) Includes the amount that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.


(3)  Previously paid.


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED FEBRUARY 5, 1998


PROSPECTUS
FEBRUARY   , 1998


                               7,277,718 SHARES


                              [DUANE READE LOGO]

                                 COMMON STOCK

   Of the 7,277,718 shares of common stock, $0.01 par value per share
(the "Common Stock"), of Duane Reade Inc. ("Duane Reade" or the "Company") offered hereby (the "Offering"), 6,700,000 shares are being offered by the Company, and 577,718 shares are being offered by certain Selling Stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Offering is part of the Refinancing Plan (as defined herein) of the Company. See "Prospectus Summary--Refinancing Plan" and "Use of Proceeds."


   Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors that will be considered in determining the initial public offering price.

   The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of official issuance, under the symbol "DRD."

   SEE "RISK FACTORS," BEGINNING ON PAGE 9, FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------

                   PRICE       UNDERWRITING      PROCEEDS        PROCEEDS
                  TO THE       DISCOUNTS AND      TO THE      TO THE SELLING
                  PUBLIC      COMMISSIONS(1)    COMPANY(2)   STOCKHOLDERS(3)
-------------  ------------ -----------------  ------------  ------------------
Per Share.....       $               $               $                $
Total(3)......       $               $               $                $



-----------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2)    Before deducting expenses payable by the Company estimated at $965,000.


(3)    Certain stockholders that are affiliates of Donaldson, Lufkin
       & Jenrette Securities Corporation ("DLJ"), one of the Underwriters, have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 1,091,658 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the
       Company and Proceeds to Selling Stockholders will be $   , $  , $   and
       $ , respectively. See "Principal and Selling Stockholders" and "Underwriting." The Company will not receive any proceeds from the sale of shares of Common Stock by such affiliates of DLJ or by any other Selling Stockholder.


   The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, subject to certain prior conditions. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about
February   , 1998.

DONALDSON, LUFKIN & JENRETTE
                 SECURITIES CORPORATION
                                   GOLDMAN, SACHS & CO.
                                                          SALOMON SMITH BARNEY

                                  [PICTURES]


























































CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING TRANSACTIONS, SYNDICATE COVERING TRANSACTIONS, AND THE IMPOSITION OF PENALTY BIDS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            [DUANE READE INC. LOGO]



                                    [PHOTO]



     With 58 drugstores in Manhattan, four in Brooklyn, two in the Bronx, two in Queens, and one in Newark, duane reade enjoys the largest share of drugstore sale in the New York metropolitan market.

FLAGS APPROXIMATE STORE LOCATIONS.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus. Unless otherwise stated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The share data set forth in this Prospectus reflects a reclassification of the Company's capital stock pursuant to which each holder of shares of class B common stock, $.01 par value per share ("Class B Common Stock"), is entitled to receive one share of Common Stock for approximately 8.326 shares of Common Stock (the "Reclassification"). Unless otherwise stated in this Prospectus, references to the "Company" or "Duane Reade" shall mean Duane Reade Inc. (formerly known as Duane Reade Holding Corp.), its consolidated subsidiaries and their respective predecessors. The fiscal year of the Company ends on the last Saturday in December. Fiscal years 1992 through 1996 each consisted of 52 weeks. All data regarding the number of the Company's stores is as of November 25, 1997, unless otherwise specified.

                                   The Company


   Duane Reade is the largest drugstore chain in New York City, based on sales volume, with 58 of its 67 stores located in Manhattan's high-traffic business and residential districts. The Company operates almost twice as many stores in Manhattan as its next largest competitor. Since opening its first store in 1960, the Company has successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City, the largest and most densely populated market in the United States. According to Drug Store News, Duane Reade is the leading drugstore chain in the United States in terms of sales per square foot, at $956 per square foot in 1996, which was more than two times the national average for drugstore chains. For the fiscal year ended December 28, 1996, the Company had sales of $381.5 million and EBITDA (as defined herein) of $35.3 million, increases of 13.2% and 28.6%, respectively, over the 1995 fiscal year. For the 39 weeks ended September 27, 1997, the Company had sales of $313.8 million and EBITDA of $29.7 million, increases of 11.6% and 24.9%, respectively, over the comparable 1996 period. For the fiscal year ended December 28, 1996 and the 39 week period ended September 27, 1997, the Company had net losses of $17.9 million and $14.2 million, respectively, and, on a pro forma basis, after giving effect to the Offering and the Refinancing Plan, the Company would have had net losses of $6.0 million and $4.3 million, respectively, for such periods.


   The Company enjoys strong brand name recognition in New York City, which it believes results from the Company's many locations in high-traffic areas of Manhattan and the 30 million shopping bags with the distinctive Duane Reade logo that the Company distributes annually. Independent surveys conducted in 1996 indicated that approximately 84% of the people who live or work in Manhattan recognize the Duane Reade name, and seven out of ten shopped at a Duane Reade store in the past twelve months. The Company was also recently named "Regional Drug Store Chain of the Year" for 1997 by Drug Store News.


   The Company has developed an operating strategy designed to capitalize on the unique characteristics of the New York City market, which include high-traffic volume, complex distribution logistics and high costs of occupancy, media advertising and personnel. The key elements of the Company's operating strategy are its (i) everyday low price format and broad product offering, (ii) low cost operating structure supported by its high volume stores and low advertising and distribution costs and (iii) ability to design and operate its stores in a wide variety of sizes and layouts.


   The Company believes that its everyday low price format and broad product offerings provide value and convenience for its customers and build customer loyalty. The Company's everyday low price format results in prices that the Company believes are lower, on average, than the prices offered by its competitors.

   The Company is able to keep its operating costs relatively low due to its high per store sales volume, low warehouse and distribution costs and low advertising expenditures. The Company's high volume stores allow it to effectively leverage occupancy costs, payroll and other store operating expenses. The Company's two primary distribution facilities are located within five miles of all but one of its 67 stores and, combined with the rapid turnover of inventory in Duane Reade's stores, result in relatively low warehouse and distribution costs. The Company's strong brand name recognition in New York City and everyday low price format allow the Company to minimize its use of costly media and print advertising and to rely instead on in-window displays and other less expensive promotional activities.

   The Company has demonstrated its ability to successfully operate stores using a wide variety of store configurations and sizes, which the Company believes is necessary to succeed in the New York City market. For example, the size of the Company's stores ranges from 2,600 to 12,300 square feet, and it operates 29 bi-level stores. The Company believes that its flexibility in configuring stores provides it with a competitive advantage in securing locations for its new stores, as many of its competitors target more standarized spaces for their stores, which are more difficult to find in New York City. In addition, the Company's management team has extensive experience and knowledge of the New York City real estate market, allowing it to aggressively pursue attractive real estate opportunities.


   The Company was founded in 1960. In 1992, Bain Capital acquired the Company from its founders and, in June 1997, investment funds affiliated with DLJ Merchant Banking Partners II, L.P. ("DLJMBPII") acquired approximately 91.5% of the outstanding capital stock of the Company from Bain Capital and certain other selling securityholders (the "Recapitalization"). Since the 1992 acquisition, the Company has incurred net losses in each fiscal year.


   In 1994 and 1995, the Company experienced rapid expansion, growing from 40 stores to 59 stores. However, as a result of liquidity constraints and the need for improved inventory controls, the Company was forced to suspend its store expansion program in late 1995. In early 1996, a strengthened management team led by Anthony Cuti, the Company's new Chairman and Chief Executive Officer, took several measures to improve operations, including improving inventory controls and decreasing out-of-stock occurrences, creating a loss prevention function to control inventory shrink and continuing to invest in management information systems ("MIS"). In 1997, the Company resumed its store expansion program, opening seven stores. During Mr. Cuti's tenure at the Company, EBITDA has increased by 53.2% from $26.9 million for the 52 weeks ended March 29, 1996 to $41.2 million for the 52 weeks ended September 27, 1997.

   The Company was incorporated in Delaware in 1992. The Company's principal executive offices are located at 440 Ninth Avenue, New York, New York 10001, and its phone number is (212) 273-5700.

                                Growth Strategy

   The Company believes that, as a result of its successful operating history and market position in New York City, it is well positioned to capitalize on the growth opportunities in its market. The Company's strategy for continued growth is to (i) open additional stores in Manhattan and the surrounding boroughs, (ii) continue to capitalize on favorable pharmacy trends, (iii) make opportunistic acquisitions of independent drugstores and pharmacy files and (iv) continue to implement merchandising initiatives in non-pharmacy areas.


   OPEN ADDITIONAL STORES. The Company believes that the New York City drugstore market remains underpenetrated by drugstore chains, with only 50% of the estimated $2.65 billion in annual drugstore-related sales controlled by chains, compared to approximately 74% controlled by chains nationally. This provides significant opportunities for the Company to open additional stores in Manhattan as well as in the densely populated areas of the surrounding boroughs. Some of the Company's most successful stores have been opened in areas new to the Company, such as the residential areas of the Upper East and West sides of Manhattan, Brooklyn, the Bronx and Queens. The Company believes that its long-standing presence in, and knowledge of, the New York City real estate market, combined with the use of a proprietary site selection model that considers numerous demographic and traffic flow variables, have allowed it to identify attractive store locations. Since 1993, all of the Company's new stores have become profitable on an operating basis (i.e., prior to allocation of corporate expenses, goodwill amortization, interest expense and income taxes) within the first full year of operation. Over the next two years, the Company plans to open approximately 30 to 40 stores, primarily in New York City.


   CONTINUE TO CAPITALIZE ON FAVORABLE PHARMACY TRENDS. Sales of prescription and over-the-counter ("OTC") drugs have been growing rapidly throughout the drugstore industry. The Company expects demographic trends, such as the aging of the U.S. population, and industry changes, such as growth of managed care organizations, insurance companies, employers and other third-party payors (collectively, "Third Party Plans"), to continue to drive increases in the prescription and OTC drug businesses. Since 1994, the Company has focused on increasing its pharmacy sales by entering into agreements to service Third Party Plans and by upgrading the appearance and service level of its store pharmacies. While sales to customers covered by Third Party Plans generally result in lower gross profit margins due to competitive pricing, the Company believes that such lower margins are offset by the increased volume of pharmacy sales and the opportunity to leverage fixed expenses. The Company believes that its initiatives, which are designed to capitalize on industry trends, have resulted in the Company's pharmacy sales growing at an annual rate of approximately 30% since 1994. Although these initiatives have helped increase the average number of prescriptions filled by Duane Reade per store per week from 640 in 1994 to 865 during 1997, the Company's average remains well below the national industry chain store average of approximately 1,200, providing significant opportunity for continued pharmacy growth. The Company believes that continued pharmacy growth will increase overall customer traffic, thereby also benefitting its non-pharmacy sales.


   MAKE OPPORTUNISTIC ACQUISITIONS OF INDEPENDENT DRUGSTORES AND PHARMACY FILES. The Company believes that the growth of Third Party Plans and the continued penetration of chain drugstores such as Duane Reade have put increasing pressure on the approximately 1,400 independent drugstores in New York City. When appropriate, the Company considers acquiring small local chains or independent drugstores. The Company also pursues the purchase of pharmacy files of independent drugstores when such purchases are economically attractive to the Company. The pharmacy files of independent pharmacists tend to have a higher proportion of prescriptions not covered by Third Party Plans, which generate incremental revenue and higher margins. When appropriate, the Company retains the services of the pharmacist, whose personal relationship with the customers generally maximizes the retention rate of the purchased file. In 1997, the Company acquired one independent drugstore and seven such pharmacy files and intends to aggressively pursue additional purchases.


   CONTINUE TO IMPLEMENT MERCHANDISING INITIATIVES IN NON-PHARMACY
AREAS. Management has recently undertaken a number of merchandising initiatives, including the expansion of certain high-margin categories such as greeting cards, cosmetics, vitamins, photofinishing and photo supplies and an expanded seasonal merchandising program. The Company also continues to focus on category management, which it believes will improve gross margins and increase non-pharmacy sales. For example, in 1997 the Company introduced one-hour photofinishing service in three of its stores and intends to introduce one-hour photofinishing service in approximately seven to ten additional stores in 1998. The Company has also increased its emphasis on the sale of its own private label products, which it believes provide a high-quality, lower priced alternative to name brand products while generating higher gross profit margins than name brand products. In addition, in the fourth quarter of 1997, Duane Reade completed installation of Point of Sale ("POS") scanners in all of its stores and, by the end of the first quarter of 1998, will have completed its "planogramming" (space management system) initiative in all of its stores. These systems and initiatives will allow the Company to better analyze sales trends and merchandise its stores more effectively, which the Company believes will ultimately increase its sales and profitability.

   The success of the Company's growth strategy is dependent on a number of factors, many of which are beyond the Company's control. The Company's ability to continue to successfully execute its new store opening program is subject to a number of factors including the availability and cost of attractive new store locations, continued favorable retail and pharmacy trends, competition, the general economic environment and the ability of management to successfully oversee the Company's expanded operations. Due to the above factors, there can be no assurance that the Company will be successful in implementing the above growth strategy.

                             RECENT DEVELOPMENTS

   The Company's 1997 fiscal year ended on December 27, 1997. While the final results for the year ended December 27, 1997 are not yet available, the Company currently estimates that net sales for the full 1997 fiscal year were approximately $429.8 million, including approximately $107.8 million from pharmacy sales.

   The information above is preliminary in nature only, and is subject in all respects to completion of various internal analyses and procedures necessary to finalize the Company's financial statements, and to completion of the audit of the Company's financial statements for the fiscal year ended December 27, 1997.

                                 Refinancing Plan


   The Offering is part of a plan to refinance all of the Company's existing indebtedness (the "Refinancing Plan") in order to enhance the Company's financial flexibility to pursue growth opportunities and implement capital improvements. The successful consummation of the Refinancing Plan will reduce the Company's overall indebtedness, simplify the Company's capital structure and provide access to additional borrowings. The principal components of the Refinancing Plan are: (i) the sale by the Company of 6,700,000 shares of Common Stock in the Offering for estimated net proceeds of $92.5 million;
(ii) the execution of a new secured credit agreement (the "New Credit Agreement"), which will provide for borrowings of up to approximately $160.0 million; (iii) the issuance (the "Notes Offering") of $80.0 million aggregate
principal amount of the Company's   % Senior Subordinated Notes due 2008 (the
"New Senior Subordinated Notes") for estimated net proceeds of $77.1 million;
(iv) the repayment of all outstanding borrowings under the Company's existing credit agreement (the "Existing Credit Agreement"), the outstanding principal amount of which was $89.8 million as of December 27, 1997; (v) the redemption of the Company's outstanding 15% Senior Subordinated Zero Coupon Notes due 2004 (the "Zero Coupon Notes") for $99.8 million (including a redemption premium of $7.0 million); (vi) the redemption of the Company's outstanding 12% Senior Notes due 2002 (the "Senior Notes") for $93.9 million (including a redemption premium of $4.0 million); and (vii) the merger of Daboco, Inc., a direct wholly-owned subsidiary of the Company, with and into the Company (the "Merger"). The Company believes that the Refinancing Plan will result in a reduction in overall interest expense because total interest expense associated with the New Credit Agreement and the Notes Offering will be less than the total interest expense currently associated with the Senior Notes and the Zero Coupon Notes. See "Selected Consolidated Historical Financial and Operating Data." The Company expects that interest rates under the New Credit Agreement will be approximately the same as interest rates under the Existing Credit Agreement. See "Description of Certain Indebtedness--New Credit Agreement." The Company expects that total fees and expenses associated with the Refinancing Plan will be approximately $13.3 million. See "Use of Proceeds." The consummation of the Offering will be conditional upon the other components of the Refinancing Plan.


                                  The Offering


Common Stock offered hereby ...  7,277,718 shares (1)


Common Stock to be outstanding
after the Offering ............  16,957,832 shares (1)


Use of Proceeds ...............  The net proceeds received by the Company from the Offering, together with borrowings under the New Credit Agreement and the net proceeds from the Notes Offering, will be used to complete the Refinancing Plan. See "Prospectus Summary--Refinancing Plan" and "Use of Proceeds."


Proposed New York Stock
Exchange symbol ...............  "DRD"


------------
(1) Excludes (i) outstanding options to purchase an aggregate of 1,651,959 shares of Common Stock and (ii) 315,409 additional shares reserved for issuance under the Company's stock option plans.

                                Summary Historical
                             Financial and Operating Data
              (In thousands, except percentages and store data)

   The following table sets forth summary consolidated historical financial data for the fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996 and for the 39 week periods ended September 28, 1996 and September 27, 1997. This data should be read in conjunction with the consolidated historical financial statements of the Company, together with the notes thereto, included elsewhere in this Prospectus.

                                                       FISCAL YEAR                      39 WEEKS ENDED
                                            --------------------------------- --------------------------------
                                                                                SEPTEMBER 28,   SEPTEMBER 27,
                                               1994        1995       1996          1996             1997
                                            ---------- ----------  ---------- ---------------  ---------------
STATEMENT OF OPERATIONS DATA:
Net sales .................................  $281,103    $336,922   $381,466      $281,093         $313,796
Gross profit ..............................    71,425      77,095     92,961        65,296           77,383
Nonrecurring charges (1) ..................        --          --         --            --           10,887
Operating income ..........................    11,042      12,166     14,542        11,849           11,268
Net interest expense ......................    27,480      30,224     32,396        24,334           25,433
Net loss ..................................   (16,438)    (18,058)   (17,854)      (12,485)         (14,165)

OPERATING AND OTHER DATA:
EBITDA (2).................................  $ 31,188    $ 27,443   $ 35,300      $ 23,814         $ 29,747
EBITDA as a percentage of net sales  ......      11.1%        8.2%       9.3%          8.5%             9.5%
Number of stores at end of period  ........        51          59         60            60               65
Same store sales growth (3) ...............       1.6%       (3.5)%      8.3%          7.8%             7.9%
Pharmacy same store sales growth (3)  .....      14.2%        7.0%      25.5%         25.1%            25.4%
Average store size (square feet) at end of
 period ...................................     6,596       6,712      6,733         6,733            6,832
Sales per square foot (4) .................  $    970    $    898   $    956      $    708         $    751
Pharmacy sales as a % of net sales  .......      17.6%       19.0%      21.8%         21.5%            24.8%
Third-Party Plan sales as a % of pharmacy
 sales ....................................      45.7%       58.2%      64.4%         63.3%            72.9%
Capital expenditures.......................  $  9,947    $  6,868   $  1,247      $    913         $  4,931

                                                 AS OF                  AS OF
                                           DECEMBER 28, 1996      SEPTEMBER 27, 1997
                                           ----------------- ---------------------------
                                                                               (AS
                                                               (ACTUAL)    ADJUSTED)(5)
BALANCE SHEET DATA:
Working capital ..........................      $  9,917       $ 29,849      $ 43,968
Total assets .............................       222,476        239,520       257,860
Total debt and capital lease obligations         245,657        262,649       212,187
Stockholders' deficiency .................       (59,396)       (73,561)       (4,734)

                                                      (footnotes on next page)

(footnotes to Summary Historical Financial and Operating Data appearing on the preceding page)
------------
(1) During the first quarter of fiscal 1997, the Company considered a public offering of its common stock and took certain steps in connection with these plans. Such plans were abandoned upon consummation of the Recapitalization discussed in Note 10 of the Notes to Consolidated Financial Statements (Unaudited) for the 39 weeks ended September 27, 1997. Costs and expenses incurred in connection with the abandoned public offering, the Recapitalization and the repurchase offers referred to in Note 10 of the Notes to Consolidated Financial Statements (Unaudited) aggregated approximately $10.9 million, including investment banking fees of $7.7 million (including $3.5 million to an affiliate of DLJMBPII and $0.6 million to certain affiliates of Bain Capital), legal and accounting fees of $1.6 million, stand-by commitment fees relating to certain change of control offers of $1.2 million to an affiliate of DLJMBPII, and other costs of $0.4 million, which the Company has treated as a non-recurring expense because such expenses are related to financing activities in connection with the Recapitalization and related events, which the Company does not expect to repeat.
(2) As used herein, "EBITDA" means net income (loss) plus nonrecurring costs, interest, income taxes, depreciation, amortization and other non-cash items (primarily deferred rents). Management believes that EBITDA, as presented, represents a useful measure of assessing the performance of the Company's ongoing operating activities as it reflects the earnings trends of the Company without the impact of certain non-cash charges. Targets and positive trends in EBITDA are used as the performance measure for determining management's bonus compensation; EBITDA is also utilized by the Company's creditors in assessing debt covenant compliance. The Company understands that, while EBITDA is frequently used by security analysts in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, nor an alternative to net income as an indicator of the Company's operating performance nor any other measure of performance in conformity with generally accepted accounting principles ("GAAP").
       A reconciliation of net loss to EBITDA for each period included above is set forth below (dollars in thousands):


                                    FISCAL YEAR                       39 WEEKS ENDED
                       ------------------------------------ --------------------------------
                                                              SEPTEMBER 28,   SEPTEMBER 27,
                           1994        1995         1996          1996             1997
                       ----------- -----------  ----------- ---------------  ---------------
Net loss .............   $(16,438)   $(18,058)    $(17,854)     $(12,485)        $(14,165)
Net interest expense       27,480      30,224       32,396        24,334           25,433
Amortization .........     18,238      11,579       16,217         8,514            3,826
Depreciation .........      1,184       1,929        3,015         2,295            2,584
Nonrecurring charges           --          --           --            --           10,887
Other non-cash item  .        724       1,769        1,526         1,156            1,182
                       ----------- -----------  ----------- ---------------  ---------------
EBITDA ...............   $ 31,188    $ 27,443     $ 35,300      $ 23,814         $ 29,747
                       =========== ===========  =========== ===============  ===============

(3) Same store sales figures include stores that have been in operation for at least 13 months.
(4) The Company experienced a decline in sales per square foot from 1993 through 1995 as a result of the opening of additional stores in connection with the Company's expansion. The opening of such additional stores resulted in a decline in sales per square foot principally because (i) the average square footage for the new stores was greater than that of the existing store base and (ii) new stores generally take some time to reach a mature level of sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(5) Adjusted to give effect to (i) the Refinancing Plan, including the consummation of the Offering and the Notes Offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds," as if all such transactions had occurred at September 27, 1997, (ii) a provision of $75,000 for compensation expense related to previously issued stock options and (iii) an extraordinary loss of $23.6 million for the 39 weeks ended September 27, 1997 arising from the redemption of the Senior Notes and the Zero Coupon Notes and the write-off of the related unamortized deferred financing fees, as if all such transactions had occurred at September 27, 1997. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS

   After the Offering, the Company will have a substantial amount of outstanding indebtedness. As of September 27, 1997, on a pro forma basis giving effect to the Refinancing Plan, including the Offering and the Notes Offering and the application of the net proceeds therefrom, the consolidated indebtedness of the Company would have been approximately $212.2 million (excluding trade payables, accrued expenses and other non-current liabilities). In addition, the Company's earnings have historically been insufficient to cover fixed charges and were insufficient by $17.9 million and $14.2 million for the fiscal year ended December 28, 1996 and the 39 week period ended September 27, 1997, respectively. Subject to certain limitations contained in its outstanding debt instruments, the Company or its subsidiaries may incur additional indebtedness to finance working capital, capital expenditures or acquisitions or for general corporate purposes. The Company's level of indebtedness could have important consequences to the holders of Common Stock, including the following: (i) the Company's ability to obtain additional capital for acquisitions, capital expenditures, working capital or general corporate or other purposes may be limited and (ii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Substantially all of the Company's indebtedness under the New Credit Agreement is expected to be subject to variable interest rates that fluctuate in accordance with changes in the market rate to be specified in the New Credit Agreement. Fluctuations in such interest rates may occur at any time in response to changing economic conditions and other factors beyond the Company's control, and there can be no assurance with respect to how long such rates will remain at their current levels. Although the Company expects to enter into hedging agreements to limit its exposure to interest rate fluctuations, a significant rise in interest rates could have a material adverse effect on the Company. To date, the Company has not entered into any such hedging arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   The Company's ability to service its indebtedness will be dependent on its future performance, which will be affected by prevailing economic, financial, business, competitive, legislative, regulatory and other conditions, certain of which are beyond the Company's control. The Company believes that, based upon current levels of operations and anticipated growth, it should be able to meet its debt service obligations when due for the foreseeable future. If, however, the Company becomes unable to service its indebtedness, it will be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of Common Stock), which actions are restricted, to some extent, under the terms of the New Credit Agreement and the New Senior Subordinated Notes. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   The New Senior Subordinated Note Indenture will contain certain covenants which, among other things, will restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make certain restricted payments, create certain liens, sell assets, enter into certain transactions with affiliates, enter into certain mergers or consolidations or sell or issue capital stock of the Company's subsidiaries. In addition, the New Credit Agreement contains other and more restrictive covenants, including those requiring the Company to maintain specified financial ratios and satisfy certain tests relating to its financial condition, and prohibits the Company from repaying its other indebtedness (including the New Senior Subordinated Notes) prior to the maturity of the New Credit Agreement. The Company's ability to comply with the covenants in the New Credit Agreement and/or the New Senior Subordinated Note Indenture may be affected by events beyond its control, including prevailing economic, financial, business, competitive, legislative, regulatory and other conditions. The breach of any such covenants or restrictions could result in a default under the New Credit Agreement and/or the New Senior Subordinated Note Indenture. Upon the occurrence of an event of default under the New Credit Agreement, the lenders thereunder could elect to declare all amounts borrowed thereunder to be immediately due and payable, together with accrued and unpaid interest, and terminate the commitments of the lenders to make further extensions of credit under the New Credit Agreement. If the Company were unable to repay its indebtedness to its lenders under the New Credit Agreement, such lenders could proceed against any or all of the collateral securing the indebtedness under the New Credit Agreement, which collateral is expected to consist of substantially all of the assets of the Company and the capital stock and substantially all of the assets of its subsidiaries. See "Description of Certain Indebtedness--New Credit Agreement" and "Description of Certain Indebtedness--New Senior Subordinated Notes."


COMPETITION

   The markets in which the Company operates are highly competitive. In the New York City area, the Company competes against national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass merchandisers, independent drugstores and local merchants. Major chain competitors in the New York City market include Rite-Aid, Genovese and CVS. Many of the Company's competitors are larger and have greater financial resources than the Company. In addition to competition from the foregoing, the Company's pharmacy departments also compete with hospitals, health maintenance organizations ("HMOs") and mail order prescription drug providers. The Company's drugstores compete, among other things, on the basis of convenience of location and store layout, product mix, selection, customer service and price. There can be no assurance that such competition will not adversely affect the Company's results of operations or financial condition. See "Business--Competition."

NET LOSSES; INTANGIBLE ASSETS


   The Company has experienced net losses of $24.4 million, $16.4 million, $18.1 million, $17.9 million and $14.2 million for the prior four fiscal years and the 39 weeks ended September 27, 1997, respectively. The net proceeds from the Offering, the Notes Offering and the New Credit Agreement will be used to reduce overall indebtedness of the Company and associated interest expense. See "Prospectus Summary--Refinancing Plan" and "Use of Proceeds." The Company's results of operations will continue to be affected by events and conditions both within and beyond its control, including the successful implementation of the Company's growth strategy, continued performance of existing stores, competition and economic, financial, business and other conditions. Therefore, there can be no assurance that the Company will not continue to incur net losses in the future. As of September 27, 1997, the Company's consolidated stockholders' deficiency was $73.6 million. On a pro forma basis giving effect to the Refinancing Plan, including the Offering, the Notes Offering and the application of the net proceeds therefrom, the Company would have had stockholders' deficiency of $4.7 million as of September 27, 1997. The Company also expects to realize an extraordinary loss of approximately $23.6 million in the first quarter of 1998 as a result of the early retirement of the Senior Notes, the Zero Coupon Notes and the Existing Credit Agreement.


   Of the Company's total assets at December 28, 1996, approximately $142.4 million (or 64.0% of total assets) represented goodwill, net of amortization, and other intangible assets arising principally from the acquisition of the Company's predecessor by Bain Capital in 1992. It is possible that no cash would be recoverable from the voluntary or involuntary sale of the intangible assets of the Company, including its goodwill.

ECONOMIC CONDITIONS AND REGIONAL CONCENTRATION

   Substantially all of the Company's stores are located in the New York City area. As a result, the Company is sensitive to economic and competitive conditions, the regulatory environment and the availability of labor in that area. The success of the Company's future operations will be substantially affected by its ability to compete effectively in the New York City area, and no prediction can be made as to economic conditions in this region.

UNCERTAINTY OF LEASE RENEWALS

   All of the Company's stores are leased, with the leases expiring at various dates from May 1998 to December 2022 (assuming renewal options are exercised). Leases for eight stores that generated approximately 12.8% of the Company's net sales for the 39 week period ended September 27, 1997 are scheduled to expire before the end of 2000. Although the Company has historically been successful in renewing most of its store leases when they have expired, there can be no assurance that the Company will continue to be able to do so on acceptable terms or at all. If the Company is unable to renew the leases for the Company's store locations as they expire, or find other favorable locations at acceptable lease rates, there can be no assurance that such failures will not have a material adverse effect on the Company's financial condition and results of operations. See "Business--Properties; Leases."

RISKS ASSOCIATED WITH FUTURE GROWTH

   The Company is experiencing a period of rapid expansion, which the Company believes will continue for the foreseeable future. The operating complexity of the Company's business, as well as the responsibilities of management personnel, have increased as a result of this expansion. The Company's ability to manage such growth effectively will require it to continue to expand and improve its operating and financial systems and to expand, train and manage its employee base. In addition, as the Company opens new stores, there can be no assurance that a sufficient number of qualified personnel will be available to manage such expanded operations or that such operations will be successfully integrated into the Company. The Company's inability to manage its expansion effectively, including the hiring of additional personnel, could have a material adverse effect on its business and results of operations. The Company's expansion prospects are also dependent on a number of other factors, including, among other things, economic conditions, competition, consumer preferences, financing and working capital needs, the ability of the Company to negotiate store leases on favorable terms and the availability of additional warehouse space and new store locations. In addition, as the Company continues with its plans to open additional stores in the New York City area, sales at existing stores may decrease as customers shop at the Company's newer stores. There can be no assurance that the Company will be able to effectively realize its plans for future expansion. See "Business."

RISKS ASSOCIATED WITH REGULATORY AND OTHER CHANGES IN THE HEALTH CARE
INDUSTRY


   Pharmacy sales accounted for approximately 22% of the Company's total sales for 1996 and 25% of the Company's total sales for the 39 week period ended September 27, 1997. Pharmacy sales to Third Party Plans accounted for approximately 64% of the Company's total pharmacy sales for 1996 and approximately 73% of the Company's total pharmacy sales for the 39 week period ended September 27, 1997. The efforts of Third Party Plans to contain costs have placed downward pressures on gross profit margins from sales of prescription drugs. However, management believes that the penetration of Third Party Plans in the New York City market will continue, and the resulting increase in volume should help to mitigate the decrease in gross profit margins. See "Business--The Drugstore Industry."


   The Company's revenues from prescription drug sales may also be affected by health care reform initiatives of federal and state governments, including proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs, changes in programs providing for reimbursement for the cost of prescription drugs by Third Party Plans and regulatory changes relating to the approval process for prescription drugs. Such initiatives could lead to the enactment of federal and state regulations that may adversely impact the Company's prescription drug sales and, accordingly, its results of operations.

REGULATORY MATTERS

   The Company's business is subject to various federal and state regulations. For example, pursuant to the Omnibus Budget Reconciliation Act of 1990 ("OBRA") and comparable state regulations, the Company's pharmacists are required to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists and may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate such effects. The Company is also subject to federal, state and local licensing and registration regulations with respect to, among other things, its pharmacy operations. The Company believes that it has satisfied all of its licensing and registration requirements and continues to actively monitor its compliance with such requirements. However, violations of any such regulations could result in various penalties, including suspension or revocation of the Company's licenses or registrations or monetary fines, which could adversely effect the Company's operations. Additionally, the Company is subject to federal Drug Enforcement Agency ("DEA") regulations relative to its pharmacy operations, including purchasing, storing and dispensing of controlled substances.

   The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, overtime and working conditions. Increases in the federal minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company's results of operations.

DEPENDENCE ON KEY PERSONNEL

   The success of the Company depends to a large extent on its executive management team. Although the Company has entered into employment agreements with each of the Company's executive officers, it is possible that members of executive management may leave the Company, and such departures could have a negative impact on the business of the Company. The Company does not maintain key-man life insurance on any of its executive officers. See "Management."

CONTINUED INFLUENCE OF PRINCIPAL STOCKHOLDERS


   Upon consummation of the Offering, investment funds affiliated with DLJMPBII, an affiliate of DLJ, which is one of the Underwriters, and certain of its affiliates will beneficially own an aggregate of approximately 52.4% of the Company's fully diluted outstanding Common Stock (46.3% if the Underwriters' overallotment option is exercised in full). In addition, two of the Company's four directors are Managing Directors of DLJ Merchant Banking II, Inc. ("DLJMB"), a general partner of DLJMBPII, and one director is a Managing Director of DLJ. In connection with the consummation of the Offering, the Company expects to add two independent directors to the Board of Directors. See "Management" and "Principal and Selling Stockholders." Under Delaware law and the Company's Amended and Restated Certificate of Incorporation, owners of a majority of the Company's outstanding Common Stock are able to elect all of the Company's directors and approve significant corporate transactions without the approval or consent of the other shareholders. As a result, DLJMBPII will continue to have the ability (either alone or together with a small percentage of other shareholders) to elect all of the Company's directors and to control the vote on all matters submitted to a vote of the holders of the Common Stock, including any going private transaction, merger, consolidation or sale of all or substantially all of the Company's assets. The Company's Amended and Restated Certificate of Incorporation provides that any action that can be taken by a meeting of the shareholders may be taken by written consent in lieu of a meeting. See "Description of Capital Stock."


CERTAIN ANTI-TAKEOVER EFFECTS

   Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may inhibit changes in control of the Company not approved by the Company's Board of Directors. These provisions, which, among other things, (i) authorize the Board of Directors to issue preferred stock ranking senior to the Common Stock without any action on the part of the shareholders and (ii) establish certain advance notice procedures for shareholder proposals (including nominations of directors) to be considered at shareholders' meetings may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interests. These provisions also may adversely affect prevailing market prices for the Common Stock. In addition, Section 203 of the Delaware General Corporation Law restricts certain persons from engaging in business combinations with the Company. See "Description of Capital Stock."

RESTRICTIONS ON PAYMENT OF DIVIDENDS ON COMMON STOCK


   Since 1993, the Company has not declared or paid any cash or other dividends on the Common Stock and does not expect to pay dividends for the foreseeable future. The New Senior Subordinated Note Indenture contains a covenant that restricts the ability of the Company to pay cash dividends, and the New Credit Agreement will prohibit the payment of cash dividends. If these restrictions are subsequently removed, any future cash dividends will depend upon the Company's results of operations, financial conditions, cash requirements, the availability of a surplus and other factors. See "Dividend Policy."


COLLECTIVE BARGAINING AGREEMENTS

   As of September 27, 1997, approximately 1,800 of the Company's approximately 2,000 employees were represented by various labor unions and were covered by collective bargaining agreements. The Company's distribution facility employees are represented by the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815, and all store employees are represented by the Allied Trade Council. The Company's three-year contracts with these two unions expire on August 31, 1999 and August 31, 1998, respectively. The Company has not experienced any material business interruption as a result of labor disputes within the past 15 years, and the Company considers its employee relations to be good. However, there can be no assurance that, upon the expiration of any of the Company's collective bargaining agreements, the Company will be able to negotiate new collective bargaining agreements on terms favorable to the Company or that the Company's business operations will not be interrupted as a result of labor disputes or difficulties or delays in the process of renegotiating its collective bargaining agreements. In such events, the Company's results of operations could be materially adversely affected. See "Business--Employees."

IMMEDIATE AND SUBSTANTIAL DILUTION

   Based upon an assumed public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $23.35 per share in the net tangible book deficiency per share of Common Stock. See "Dilution."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

   Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange, there can be no assurance that an active trading market for the Common Stock will develop or be sustained or that purchasers of Common Stock in the Offering will be able to resell their shares at prices at or above the initial offering price. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting." After the Offering, the market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including many that are beyond the control of the Company, such as the Company's results of operations and business performance, general industry trends, news announcements by competitors of the Company, changes in the regulatory environment or in general, political, market and economic conditions.

SHARES ELIGIBLE FOR FUTURE SALE


   Upon completion of the Offering, the Company will have 16,957,832 shares of Common Stock outstanding. The shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined under Rule 144 under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144. In addition, certain existing stockholders, including holders of restricted Common Stock, have registration rights with respect to Common Stock held by them. In connection with the Offering, certain existing stockholders have agreed not to dispose of any shares for a period of 180 days from the date of this Prospectus, and the Company has agreed not to dispose of any shares (other than shares sold by the Company in the Offering or issuances by the Company of certain employee stock options and shares covered thereby) for a period of 180 days from the date of this Prospectus, without the prior written consent of representatives of the Underwriters. Upon expiration of such 180-day period, up to 52,454 shares of Common Stock will be eligible for sale pursuant to Rule 144, without regard to volume limitations. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Certain Relationships and Related Transactions--Stockholders and Registration Rights Agreement," "Shares Eligible for Future Sale" and "Underwriting."

                               USE OF PROCEEDS

   The net proceeds to the Company from the Offering (after deducting the estimated underwriting discounts and estimated other general offering expenses) are estimated to be approximately $92.5 million, based on an assumed initial public offering price of $15.00 per share (which represents the midpoint of the range set forth on the cover page of the Prospectus). The Company intends to use such net proceeds, together with estimated net proceeds from the Notes Offering of approximately $77.1 million and net borrowings under the New Credit Agreement of approximately $127.6 million, to complete the Refinancing Plan, which is expected to consist of: (i) the redemption of all of the Zero Coupon Notes for $99.8 million (including a redemption premium of $7.0 million), (ii) the redemption of all of the Senior Notes for $93.9 million (including a redemption premium of $4.0 million),
(iii) the repayment of all outstanding term loan indebtedness under the Existing Credit Agreement, the outstanding principal amount of which was $65.3 million as of December 27, 1997, (iv) the repayment of all outstanding revolving indebtedness under the Existing Credit Agreement, the outstanding principal amount of which was $24.5 million as of December 27, 1997, and (v) the payment of fees and expenses incurred in connection with the Refinancing Plan. The Company plans to use the proceeds of the Offering, the Notes Offering and a portion of the proceeds from the New Credit Agreement to fund the redemption of the Zero Coupon Notes and the Senior Notes. Accordingly, the proceeds from the Offering and the Notes Offering will be used to defease the Zero Coupon Notes and the Senior Notes pending such redemptions, which the Company currently expects to occur approximately 30 days after the closing of the Offering. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.


   The term loan indebtedness under the Existing Credit Agreement has a maturity date of June 2002 and currently bears interest at an annual rate of LIBOR plus 3.0%, which, as of September 30, 1997, equaled approximately 8.8%. The revolving loan indebtedness under the Existing Credit Agreement has a maturity date of June 2001 and currently bears interest at an annual rate of LIBOR plus 2.5%, which, as of September 30, 1997, equaled approximately 8.125%, and provides for a commitment fee ranging from 0.375% to 0.5% per annum on the unused portion of the facility, depending on the Company's ratio of consolidated debt to EBITDA (as defined in the Existing Credit Agreement). The Zero Coupon Notes have a maturity date of September 2004 and accrete at a fixed rate of 15% per annum compounded semiannually, with cash interest payments commencing in March 2000 at a fixed rate of 15% per annum. The Senior Notes have a maturity date of September 2002 and bear interest at a fixed rate of 12% per annum.

                               DIVIDEND POLICY


   Since 1993, the Company has not declared or paid any cash or other dividends on its Common Stock and does not expect to pay dividends for the foreseeable future. The Company anticipates that, for the foreseeable future, earnings will be reinvested in the business and used to service indebtedness. The declaration and payment of cash dividends by the Company are subject to the discretion of the Board of Directors. In addition, the New Credit Agreement will prohibit the payment of cash dividends, and the New Senior Subordinated Notes Indenture will contain a covenant that restricts the payment of cash dividends. See "Description of Certain Indebtedness." In addition, any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions under its current or any future indebtedness, the availability of a surplus and other factors deemed relevant by the Board of Directors. See "Risk Factors--Restrictions on Payment of Dividends on Common Stock."

                                CAPITALIZATION

   The following table sets forth the total capitalization of the Company as of September 27, 1997 and the pro forma capitalization as adjusted to give effect to the Refinancing Plan (assuming consummation of the redemption of the Senior Notes and the Zero Coupon Notes), including the sale by the Company of 6,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 (the midpoint of the range set forth on the cover page of this Prospectus). See "Use of Proceeds." This table should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                               SEPTEMBER 27, 1997
                                                           --------------------------
                                                              ACTUAL   AS ADJUSTED(1)
                                                           ----------  --------------
                                                             (DOLLARS IN THOUSANDS)
Long-term debt (including current portion):
  Credit agreement(2) .........................              $ 81,475     $      --
  New Credit Agreement(3) .....................                    --       130,000
  Senior Notes(4) .............................                89,893            --
  Zero Coupon Notes(5) ........................                89,094            --
   % New Senior Subordinated Notes.............                    --        80,000
  Capital lease obligations ...................                 2,187         2,187
                                                           ----------  --------------
    Total long-term debt ......................               262,649       212,187
                                                           ----------  --------------
Stockholders' equity (deficiency):
  Common stock and additional paid-in capital                  24,665       117,165
  Preferred stock..............................                    --            --
  Accumulated deficit .........................               (98,226)     (121,899)
                                                           ----------  --------------
    Total stockholders' equity (deficiency)  ..               (73,561)       (4,734)
                                                           ----------  --------------
Total capitalization ..........................              $189,088     $ 207,453
                                                           ==========  ==============

------------
(1) Adjusted to give effect to the Refinancing Plan, including the consummation of the Offering and the Notes Offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds," as if all such transactions had occurred at September 27, 1997.
(2) Reflects the outstanding balance under the Company's credit agreement in effect on September 27, 1997, which was replaced by the Existing Credit Agreement on September 30, 1997.
(3) Does not include $30.0 million of borrowing availability under the revolving portion of the New Credit Agreement.
(4) Pursuant to the terms of the Indenture relating to the Senior Notes, the Company has the right to call the Senior Notes at a price equal to 104.5% of the principal amount thereof (a premium of approximately $4.0 million). Concurrently with closing of the Offering and the Notes Offering, the Company will call the Senior Notes (the "Senior Notes Redemption") and currently expects that the Senior Notes Redemption will occur approximately 30 days after the closing of the Offering.
(5) Pursuant to the terms of the Indenture relating to the Zero Coupon Notes, the Company has the right to call the Zero Coupon Notes at a price equal to 107.5% of the accreted value thereof (a premium of approximately $7.0 million). Concurrently with the closing of the Offering and the Notes Offering, the Company will call the Zero Coupon Notes (the "Zero Coupon Notes Redemption") and currently expects that the Zero Coupon Notes Redemption will occur approximately 30 days after the closing of the Offering.

                                   DILUTION

   The net tangible book deficiency of the Company as of September 27, 1997 was approximately $211.1 million, or $20.58 per share of Common Stock. Net tangible book deficiency per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt of $92.5 million of estimated net proceeds to the Company from the Offering and the application thereof as described under "Use of Proceeds," the pro forma net tangible book deficiency of the Company at September 27, 1997 would have been approximately $141.6 million, or $8.35 per share of Common Stock. This represents an immediate reduction in net tangible book deficiency of $12.23 per share to the existing shareholders and an immediate net tangible book value dilution of $23.35 per share to new investors purchasing shares in the Offering. The following table illustrates this dilution:

Assumed initial public offering price per share ..................              $ 15.00
Net tangible book deficiency per share at September 27, 1997 .....   $(20.58)
Decrease in net tangible book deficiency per share attributable
 to new investors.................................................     12.23
                                                                   ----------
Pro forma net tangible book deficiency value per share after the
 Offering ........................................................                (8.35)
                                                                              ---------
Dilution per share to new investors ..............................              $(23.35)
                                                                              =========

   The following table summarizes, on a pro forma basis after giving effect to the Offering and the application of the estimated net proceeds therefrom as of September 27, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company for such shares and the average price per share paid by the existing stockholders and the new investors purchasing shares of Common Stock in the Offering (dollars in thousands, except per share amounts):


                                                                            AVERAGE
                               SHARES PURCHASED      TOTAL CONSIDERATION   PRICE PER
                            ----------------------- ---------------------    SHARE
                               NUMBER      PERCENT    AMOUNT     PERCENT
Existing stockholders (1)    10,257,832      60.5%   $ 24,665      19.7%     $ 2.40
New investors .............   6,700,000      39.5%    100,500      80.3%      15.00
                            ------------ ---------  ---------- ---------
Total......................  16,957,832     100.0%   $125,165     100.0%
                            ============ =========  ========== =========


------------
(1) Excludes 1,651,959 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding as of September 27, 1997 (with a weighted average exercise price of $7.03 per share).

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed consolidated financial statements are based on the unaudited consolidated financial statements included elsewhere in this Prospectus, adjusted to give effect to the Refinancing Plan.

   The unaudited pro forma statements of operations data are derived from the consolidated statements of operations for the fiscal year ended December 28, 1996 and the 39 week period ended September 27, 1997, included elsewhere in this Prospectus, and assume that the Refinancing Plan was consummated as of December 31, 1995. The unaudited pro forma condensed consolidated balance sheet data are derived from the unaudited consolidated balance sheet of the Company as of September 27, 1997, included elsewhere in this Prospectus, and assume that the Refinancing Plan was consummated on September 27, 1997. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company, included elsewhere in this Prospectus.

   The unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the results that would actually have been obtained if the Refinancing Plan had occurred on the dates indicated or of the results that may be obtained in the future. The unaudited pro forma condensed consolidated financial statements are presented for comparative purposes only. The pro forma adjustments, as described in the accompanying data, are based on available information and certain assumptions that management believes are reasonable.

                      DUANE READE INC. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                              SEPTEMBER 27, 1997

                                                                              PRO FORMA
                                                               HISTORICAL    ADJUSTMENTS   PRO FORMA
                                                              ------------ -------------  -----------
ASSETS
Current assets
 Cash........................................................   $    218      $ 19,159 (1) $  19,377
 Receivables.................................................      9,084                       9,084
 Inventories.................................................     65,872                      65,872
 Prepaid expenses ...........................................      1,371                       1,371
                                                              ------------ -------------  -----------
  TOTAL CURRENT ASSETS ......................................     76,545        19,159        95,704
Property and equipment, net .................................     24,918                      24,918
Goodwill, net ...............................................    121,757                     121,757
Other assets, net............................................     16,300         2,425 (1)    15,481
                                                                                 2,900 (1)
                                                                                 2,700 (2)
                                                                                (8,844)(5)
                                                              ------------ -------------  -----------
  Total assets ..............................................   $239,520      $ 18,340     $ 257,860
                                                              ============ =============  ===========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
 Accounts payable ...........................................   $ 30,710      $            $  30,710
 Accrued interest ...........................................        623          (600)(1)        23
                                                                                (2,200)(1)    13,693
 Accrued expenses ...........................................     13,193         2,700 (2)
                                                                                 5,800 (1)
 Current portion of senior debt .............................        660          (660)(1)     5,800
 Current portion of capital lease obligations................      1,510                       1,510
                                                              ------------ -------------  -----------
  TOTAL CURRENT LIABILITIES .................................     46,696         5,040        51,736
Senior debt, less current portion ...........................    170,708       124,200 (1)   204,200
                                                                                80,000 (1)
                                                                               (80,815)(1)
                                                                               (93,938)(1)
                                                                                 4,045 (4)
Zero Coupon Notes, net.......................................     89,094       (99,803)(1)        --
                                                                                 3,746 (3)
                                                                                 6,963 (4)

Capital lease obligations less current portion...............        677                         677
Other non-current liabilities................................      5,906            75 (6)     5,981
                                                              ------------ -------------  -----------
  TOTAL LIABILITIES .........................................    313,081       (50,487)      262,594
                                                              ------------ -------------  -----------
Stockholders' deficiency:
 Common stock, $0.01 par; authorized 30,000,000 shares;
 issued and outstanding 10,257,832 shares and 16,957,832
 shares, respectively .......................................        103            67 (1)       170
 Paid-in-capital.............................................     24,562       100,433 (1)   116,995
                                                                                (8,000)(1)
 Accumulated deficit ........................................    (98,226)       (3,746)(3)  (121,899)
                                                                               (11,008)(4)
                                                                                (8,844)(5)
                                                                                   (75)(6)
                                                              ------------ -------------  -----------
  TOTAL STOCKHOLDERS' DEFICIENCY ............................    (73,561)       68,827        (4,734)
                                                              ------------ -------------  -----------
  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY  ...........   $239,520      $ 18,340     $ 257,860
                                                              ============ =============  ===========

     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

      NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


(1) The net effect on cash of the transactions and the application of proceeds thereof, as of September 27, 1997, is as follows:


TOTAL SOURCES:
Proceeds to the Company from the Offering.............              $100,500
New Credit Agreement:
 Current portion......................................                 5,800
 Non-current portion..................................               124,200
New Senior Subordinated Notes.........................                80,000
                                                                  ----------
  Total sources.......................................              $310,500
                                                                  ==========
TOTAL USES:
Existing Credit Agreement
 Current portion......................................              $    660
 Non-current portion..................................                80,815
Senior Notes, including redemption premium............                93,938
Zero Coupon Notes, including redemption premium ......                99,803
Offering fees and expenses............................                 8,000
New Credit Agreement fees and expenses................                 2,425
New Senior Subordinated Notes fees and expenses ......                 2,900
Accelerated payment of previously incurred liability                   2,200
Accrued interest .....................................                   600
Cash..................................................                19,159
                                                                  ----------
  Total uses..........................................              $310,500
                                                                  ==========



(2)    Represents fees and expenses related to the Existing Credit Agreement.
(3) Represents adjustment of Zero Coupon Notes to accreted value in accordance with the Zero Coupon Notes Indenture.
(4) Represents accrual of redemption premiums on the Senior Notes and the Zero Coupon Notes.
(5) Represents a write-off of unamortized deferred financing costs related to the Company's previously outstanding debt, including (i) $6,144 relating to the bank credit agreement of the Company that existed prior to the Existing Credit Agreement, the Senior Notes and the Zero Coupon Notes and (ii) $2,700 relating to the Existing Credit Agreement.
(6) Represents compensation expense in connection with stock options granted.

                      DUANE READE INC. AND SUBSIDIARIES

     UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                  FOR THE 39 WEEKS ENDED SEPTEMBER 27, 1997


                                                               PRO FORMA
                                                HISTORICAL    ADJUSTMENTS    PRO FORMA
                                               ------------ -------------  ------------
Net sales ....................................   $313,796      $             $313,796
Cost of sales.................................    236,413                     236,413
                                               ------------ -------------  ------------
Gross profit..................................     77,383            --        77,383
                                               ------------ -------------  ------------
Selling, general and administrative expenses       48,218            75 (2)    48,293
Amortization .................................      3,826                       3,826
Depreciation .................................      2,584                       2,584
Store pre-opening expenses....................        600                         600
Nonrecurring charge...........................     10,887                      10,887
                                               ------------ -------------  ------------
                                                   66,115            75        66,190
                                               ------------ -------------  ------------
Operating income .............................     11,268           (75)       11,193
Interest expense, net ........................     25,433        (9,931)(1)    15,502
                                               ------------ -------------  ------------
Loss before income taxes......................    (14,165)        9,856        (4,309)(3)
Income taxes..................................         --            --            --
                                               ------------ -------------  ------------
 Net loss.....................................   $(14,165)     $  9,856      $ (4,309)
                                               ============ =============  ============
 Net loss per common share....................   $  (1.34)                   $  (0.25)
                                               ============                ============
Weighted average common shares outstanding  ..     10,600                      17,300
                                               ============                ============


                   FOR THE 52 WEEKS ENDED DECEMBER 28, 1996

                                                               PRO FORMA
                                                HISTORICAL    ADJUSTMENTS   PRO FORMA
                                               ------------ -------------  -----------
Net sales.....................................   $381,466      $             $381,466
Cost of sales ................................    288,505                     288,505
                                               ------------ -------------  -----------
Gross profit .................................     92,961            --        92,961
                                               ------------ -------------  -----------
Selling, general and administrative expenses       59,048                      59,048
Amortization..................................     16,217                      16,217
Depreciation..................................      3,015                       3,015
Store pre-opening expenses ...................        139                         139
                                               ------------ -------------  -----------
                                                   78,419            --        78,419
                                               ------------ -------------  -----------
Operating income..............................     14,542            --        14,542
Interest expense, net.........................     32,396       (11,846)(4)    20,550
                                               ------------ -------------  -----------
Loss before income taxes......................    (17,854)       11,846        (6,008)
Income taxes..................................         --            --            --
                                               ------------ -------------  -----------
 Net loss.....................................   $(17,854)     $ 11,846      $ (6,008)
                                               ============ =============  ===========
 Net loss per common share....................   $  (1.69)                   $  (0.35)
                                               ============                ===========
Weighted average common shares outstanding ...     10,575                      17,289
                                               ============                ===========


     See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.

 NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            (DOLLARS IN THOUSANDS)

   The Unaudited Pro Forma Condensed Consolidated Statements of Operations reflect the following as if all transactions had occurred on December 31, 1995:

   (1) For the 39 weeks ended September 27, 1997:

Interest expense related to the New Senior Subordinated Notes (at
 an assumed interest rate of 9.75%)(a) .............................      $ 5,850
Interest expense related to the New Credit Agreement (b) ...........        8,222
Amortization of deferred financing costs related to the New Credit
 Agreement and New Senior Subordinated Notes .......................          685
Elimination of interest expense and amortization of deferred financing costs related to the Company's previously outstanding
 debt ..............................................................      (24,688)
                                                                        ----------
                                                                         $ (9,931)
                                                                        ==========

   (2) Reflects a provision for compensation expense in connection with stock options issued.

   (3) Upon the early retirement of the Senior Notes, the Zero Coupon Notes and the Existing Credit Agreement as a consequence of the consummation of the Refinancing Plan, the Company expects to realize an extraordinary loss, which on a pro forma basis for the 39 weeks ended September 27, 1997 would be approximately $23,598, comprised of:

Redemption premium on Senior Notes..............................  $ 4,045
Redemption premium on Zero Coupon Notes.........................    6,963
Adjustment of Zero Coupon Notes to accreted value in accordance
 with the Zero Coupon Note Indenture............................    3,746
Write-off of unamortized deferred financing costs related to
 the Company's previously outstanding debt......................    8,844
                                                                 --------
Pro forma extraordinary loss (tax effect: none).................  $23,598
                                                                 ========

   (4) For the 52 weeks ended December 28, 1996:

Interest expense related to the New Senior Subordinated Notes (at an assumed interest rate of 9.75%) (a) ............................  $  7,800
Interest expense related to the New Credit Agreement (c) ...........    10,963
Amortization of deferred financing costs related to the New Credit
 Agreement and New Senior Subordinated Notes .......................     1,093
Elimination of interest expense and amortization of deferred financing costs related to the Company's previously outstanding
 debt ..............................................................   (31,702)
                                                                     ----------
                                                                      $(11,864)
                                                                     ==========

------------
(a) A 25 basis point (0.25%) increase or decrease in the assumed interest rate would result in a change in interest expense of $150 for the 39 weeks ended September 27, 1997 and $200 for the 52 weeks ended December 28, 1996.

(b) Interest expense is calculated as follows: (i) assuming an outstanding principal balance on the New Credit Agreement of $130.0 million for the applicable period and (ii) using an interest rate of 8.4%, which is calculated in accordance with the New Credit Agreement, which provides for the payment of interest on $50.0 million of outstanding Tranche A loans at LIBOR plus 2.5% and on $80.0 million of outstanding Tranche B loans at LIBOR plus 3.0%. Based on the current LIBOR rate, as of February 6, 1998 of 5.625%, the average interest rate on such borrowings is 8.4%. The average outstanding balance gives effect to the amortization schedule of the New Credit Agreement. A 25 basis point (0.25%) increase or decrease in the assumed interest rate would result in a $212 change in interest expense.

(c) Interest expense is calculated as follows: (i) assuming an outstanding principal balance on the New Credit Agreement of $130.0 million for the applicable period and (ii) using an interest rate of 8.4%, which is calculated in accordance with the New Credit Agreement, which provides for the payment of interest on $50.0 million of outstanding Tranche A loans at LIBOR plus 2.5% and on $80.0 million of outstanding Tranche B loans at LIBOR plus 3.0%. Based on the current LIBOR rate, as of February 6, 1998 of 5.625%, the average interest rate on such borrowings is 8.4%. The average outstanding balance gives effect to the amortization schedule for the first year of the New Credit Agreement. A 25 basis point (0.25%) increase or decrease in the assumed interest rate would result in a $282 change in interest expense.

                       SELECTED CONSOLIDATED HISTORICAL
                         FINANCIAL AND OPERATING DATA
     (In thousands, except per share amounts, percentages and store data)

   The data set forth below as of December 31, 1992 and for the period September 26, 1992 through December 31, 1992, and as of January 1, 1994, December 31, 1994, December 30, 1995, December 28, 1996 and for each of the 52 week periods then ended was derived from the consolidated financial statements of the Company. As used below, the term "Predecessor" refers to the operations of Duane Reade prior to the acquisition thereof by Bain Capital in September 1992. The basis of accounting as of September 25, 1992 and for the period January 1, 1992 through September 25, 1992 reflects the historical basis of accounting of the Predecessor prior to the acquisition thereof by Bain Capital and such data was derived from the consolidated financial statements of the Predecessor. The data presented below for the 39 weeks ended September 28, 1996 and September 27, 1997 and as of September 27, 1997 have been derived from the Company's unaudited consolidated financial statements and, in the opinion of the Company's management, reflect and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such results. The results of operations for the 39 weeks ended September 27, 1997 are not necessarily indicative of the results that may be expected for a full fiscal year. This information should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus.

                                         PREDECESSOR
                                        -------------
                                            PERIOD
                                          JANUARY 1

                                              TO
                                        SEPTEMBER 25,
                                             1992
STATEMENT OF OPERATIONS DATA:
Net sales .............................    $167,634
Cost of sales .........................     124,637
                                        -------------
Gross profit ..........................      42,997
Selling, general and administrative
 expenses .............................      22,636
Amortization ..........................           0
Depreciation ..........................         723
Store pre-opening expenses ............          --
Nonrecurring charges (1) ..............          --
                                        -------------
Operating income (loss) ...............      19,638
Net interest expense ..................       3,298
                                        -------------
Income (loss) before income tax  ......      16,340
Provision for taxes ...................         620
                                        -------------
Net income (loss) .....................    $ 15,720
                                        =============
Earnings (loss) per common share  .....
Weighted average common shares
 outstanding...........................
OPERATING AND OTHER DATA:
EBITDA (2) ............................    $ 20,380
EBITDA as a percentage of sales  ......        12.2%
Number of stores at end of period  ....          37
Same store sales growth (3) ...........          --
Pharmacy same store sales
 growth (3)(5).........................
Average store size (square feet) at
 end of period ........................          --
Sales per square foot (6)..............          --
Pharmacy sales as a % of net sales
 (5)...................................          --
Third-Party Plan sales as a % of
 pharmacy sales (7) ...................
Capital expenditures ..................    $    114
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital .......................    $ 13,943
Total assets ..........................     264,355
Total debt and capital lease
 obligations (8).......................     221,471
Stockholders' equity (deficiency)  ....     (35,622)

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                                              COMPANY
                                        ------------------------------------------------------------------------------------
                                           PERIOD                                                    39 WEEKS ENDED
                                        SEPTEMBER 26                                                 --------------
                                             TO                     FISCAL YEAR
                                        DECEMBER 31, ------------------------------------------- SEPTEMBER 28, SEPTEMBER 27,
                                                        1993       1994      1995       1996        1996           1997
STATEMENT OF OPERATIONS DATA:
Net sales .............................    $60,785    $241,474   $281,103  $336,922   $381,466    $281,093       $313,796
Cost of sales .........................     45,560     181,566    209,678   259,827    288,505     215,797        236,413
                                        ------------ ---------  --------- ---------  --------- -------------  -------------
Gross profit ..........................     15,225      59,908     71,425    77,095     92,961      65,296         77,383
Selling, general and administrative
 expenses .............................      8,019      29,666     39,741    50,326     59,048      42,499         48,218
Amortization ..........................      7,344      27,432     18,238    11,579     16,217       8,514          3,826
Depreciation ..........................        166         729      1,184     1,929      3,015       2,295          2,584
Store pre-opening expenses ............         --         300      1,220     1,095        139         139            600
Nonrecurring charges (1) ..............         --          --         --        --         --          --         10,887
                                        ------------ ---------  --------- ---------  --------- -------------  -------------
Operating income (loss) ...............       (304)      1,781     11,042    12,166     14,542      11,849         11,268
Net interest expense ..................      6,989      26,199     27,480    30,224     32,396      24,334         25,433
                                        ------------ ---------  --------- ---------  --------- -------------  -------------
Income (loss) before income tax  ......     (7,293)    (24,418)   (16,438)  (18,058)   (17,854)    (12,485)       (14,165)
Provision for taxes ...................         --          --         --        --         --          --             --
                                        ------------ ---------  --------- ---------  --------- -------------  -------------
Net income (loss) .....................    $(7,293)   $(24,418)  $(16,438) $(18,058)  $(17,854)   $(12,485)      $(14,165)
                                        ============ =========  ========= =========  ========= =============  =============
Earnings (loss) per common share  .....    $  (.73)   $  (2.34)  $  (1.55) $  (1.70)  $  (1.69)   $  (1.18)      $  (1.34)
                                        ============ =========  ========= =========  ========= =============  =============
Weighted average common shares
 outstanding...........................     10,046      10,448     10,633    10,650     10,575      10,589         10,600
                                        ============ =========  ========= =========  ========= =============  =============
OPERATING AND OTHER DATA:
EBITDA (2) ............................    $ 7,206    $ 29,975   $ 31,188  $ 27,443   $ 35,300    $ 23,814       $ 29,747
EBITDA as a percentage of sales  ......       11.9%       12.4%      11.1%      8.2%       9.3%        8.5%           9.5%
Number of stores at end of period  ....         37          40         51        59         60          60             65
Same store sales growth (3) ...........        2.4%(4)     3.3%       1.6%     (3.5)%      8.3%        7.8%           7.9%
Pharmacy same store sales
 growth (3)(5).........................         --          --       14.2%      7.0%      25.5%       25.1%          25.4%
Average store size (square feet) at
 end of period ........................      6,166(4)    6,172      6,596     6,712      6,733       6,733          6,832
Sales per square foot (6)..............   $  1,001(4) $  1,022   $    970  $    898   $    956    $    708       $    751
Pharmacy sales as a % of net sales
 (5)...................................         --        16.6%      17.6%     19.0%      21.8%       21.5%          24.8%
Third-Party Plan sales as a % of
 pharmacy sales (7) ...................                              45.7%     58.2%      64.4%       63.3%          72.9%
Capital expenditures ..................   $    950    $  1,838   $  9,947  $  6,868   $  1,247    $    913       $  4,931
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital .......................   $ 13,722    $ 14,285   $ 20,152  $ 13,699   $  9,917    $  8,220       $ 29,849
Total assets ..........................    260,674     234,430    229,699   235,860    222,476     226,060        239,520
Total debt and capital lease
 obligations (8).......................    221,815     223,422    228,764   244,104    245,657     247,570        262,649
Stockholders' equity (deficiency)  ....     16,236      (6,757)   (23,170)  (41,196)   (59,396)    (54,027)       (73,561)

------------

(1) During the first quarter of fiscal 1997, the Company considered a public offering of its common stock and took certain steps in connection with these plans. Such plans were abandoned upon consummation of the Recapitalization discussed in Note 10 of the Notes to Consolidated Financial Statements (Unaudited) for the 39 weeks ended September 27, 1997. Costs and expenses incurred in connection with the abandoned public offering, the Recapitalization and the exchange offers referred to in Note 10 of the Notes to Consolidated Financial
      Statements (Unaudited) aggregated approximately $10.9 million, including investment banking fees of $7.7 million (including $3.5 million to an affiliate of DLJMBPII and $0.6 million to certain affiliates of Bain Capital), legal and accounting fees of $1.6 million, stand-by commitment fees relating to certain change of control offers of $1.2 million to an affiliate of DLJMBPII, and other costs of $0.4 million, which the Company has treated as a non-recurring expense because such expenses related to financing activities in connection with the Recapitalization and related events, which the Company does not expect to repeat.

(2) As used herein, "EBITDA" means net income (loss) plus nonrecurring charges, interest, income taxes, depreciation, amortization and other non-cash items (primarily deferred rents). Management believes that EBITDA, as presented, represents a useful measure of assessing the performance of the Company's ongoing operating activities as it reflects the earnings trends of the Company without the impact of certain non-cash charges. Targets and positive trends in EBITDA are used as the performance measure for determining management's bonus compensation; EBITDA is also utilized by the Company's creditors in assessing debt covenant compliance. The Company understands that, while EBITDA is frequently used by security analysts in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, nor an alternative to net income as an indicator of the Company's operating performance nor any other measure of performance in conformity with GAAP.
      A reconciliation of net income (loss) to EBITDA for each period included above is set forth below (dollars in thousands):

                          JAN. 1     SEPT. 26                                                         39 WEEKS ENDED
                            TO          TO                        FISCAL YEAR                         --------------
                        SEPT. 25,    DEC. 31, ------------------------------------------------     SEPT. 28,    SEPT. 27,
                           1992        1992         1993        1994        1995        1996         1996        1997
Net income (loss) ....   $15,720     $(7,293)    $(24,418)   $(16,438)    $(18,058)   $(17,854)    $(12,485)   $(14,165)
Net interest expense       3,298       6,989       26,199      27,480       30,224      32,396       24,334      25,433
Amortization .........        --       7,344       27,432      18,238       11,579      16,217        8,514       3,826
Depreciation .........       723         166          729       1,184        1,929       3,015        2,295       2,584
Nonrecurring charges          --          --           --          --           --          --           --      10,887
Other non-cash items         639          --           33         724        1,769       1,526        1,156       1,182
                       ----------- ----------  ----------- -----------  ----------- -----------  ----------- -----------
EBITDA ...............   $20,380     $ 7,206     $ 29,975    $ 31,188     $ 27,443    $ 35,300     $ 23,814    $ 29,747
                       =========== ==========  =========== ===========  =========== ===========  =========== ===========

(3) Same store sales figures include stores that have been in operation for at least 13 months.
(4)    For the year ended December 31, 1992.
(5)    Prior to 1993, the Company did not separately track pharmacy sales.
(6) The Company experienced a decline in sales per square foot from 1993 through 1995 as a result of the opening of additional stores in connection with the Company's expansion. The opening of such additional stores resulted in a decline in sales per square foot principally because (i) the average square footage for the new stores was greater than that of the existing store base and (ii) new stores generally take some time to reach a mature level of sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(7) Prior to fiscal year 1994, the Company's pharmacy system did not separately track third-party sales.
(8) Excludes deferred rent obligations of approximately $4.0 million and $5.4 million at December 28, 1996 and at September 27, 1997, respectively.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following should be read in connection with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

GENERAL

   The Company generates revenues primarily through sales of OTC drugs and prescription pharmaceutical products, health and beauty aids, food and beverage items, tobacco products, cosmetics, housewares, hosiery, greeting cards, photofinishing, photo supplies and seasonal merchandise. Health and beauty products, including OTC drugs, represent the largest of the Company's product categories. The Company's primary costs and expenses consist of (i) inventory costs, (ii) labor expenses and (iii) occupancy costs.

   In 1994 and 1995, the Company experienced rapid expansion, growing from 40 stores to 59 stores. However, as a result of liquidity constraints and the need for improved inventory controls, the Company was forced to suspend its store expansion program in late 1995. In early 1996, a strengthened management team led by Anthony Cuti, the Company's new Chairman and Chief Executive Officer, took several measures to improve operations such as decreasing out-of-stock occurrences, creating a loss prevention function to control inventory shrink and continuing to invest in MIS.

   The Company had sales per square foot of $956 and approximately $1,054 in fiscal 1996 and fiscal 1997, respectively. The Company believes that sales per square foot are a useful measure of comparing the Company's performance to that of its competitors because it is a measure of a store's sales productivity. The Company experienced a decline in sales per square foot from 1993 through 1995 as a result of the opening of additional stores in connection with the Company's expansion plans during that period. The opening of such additional stores resulted in a decline in sales per square foot principally because (i) the average square footage for the new stores was greater than that of the existing store base and (ii) new stores generally take some time to reach a mature level of sales. The Company currently expects that its sales per square foot may decline as it embarks on its plan to increase new store openings during 1998 and 1999. The Company believes that its competitors in the industry experience increases and decreases in sales per square foot for similar reasons.


   In 1997, the Company resumed its store expansion program, opening seven stores in 1997. Generally a new Duane Reade store requires an investment of approximately $1.1 million in capital expenditures and working capital. Since 1993, all of the Company's new stores have become profitable on an operating basis within the first full year of operation. Over the next two years, the Company plans to open approximately 30 to 40 stores, primarily in New York City.


   Over the past two years, Third Party Plans, including managed care providers and insurance companies, have comprised an increasing percentage of the Company's pharmacy business as the health care industry shifts to managed care. While sales to customers covered by Third Party Plans result in lower gross profit rates due to competitive pricing, the Company believes that such lower rates are offset by increased volume of pharmacy sales and the opportunity to leverage fixed expenses.

   The Company includes stores that have been in operation for at least 13 months for purposes of calculating comparable store sales figures.

   The Company's predecessor was founded in 1960. In 1992, Bain Capital formed the Company to acquire the Company's predecessor from its founders through a leveraged buyout, financed primarily with the proceeds from the Zero Coupon Notes and the Senior Notes. In June 1997, investment funds affiliated with DLJMBPII (the "DLJMB Entities"), an affiliate of DLJ, one of the Underwriters, acquired approximately 91.5% of the outstanding capital stock of the Company from Bain Capital and certain other selling securityholders, for approximately $78.7 million in cash, pursuant to a Recapitalization Agreement, dated June 18, 1997 (the "Recapitalization Agreement"). Upon consummation of such purchase, the Company reclassified all of its outstanding capital stock (then consisting of four classes) into one class of common stock, $0.01 par value per share. Upon consummation of the Offering, assuming no exercise of the Underwriters' overallotment option, the DLJMB Entities will hold approximately 52.4% of the Common Stock on a fully diluted basis. See "Principal and Selling Stockholders."


   Prior to the consummation of the Offering, the Company's primary asset is all of the outstanding common stock of Daboco, Inc., a New York corporation ("Daboco"), with Daboco and DRI I, Inc. ("DRI"), a direct wholly-owned subsidiary of Daboco, together owning all of the outstanding partnership interests of Duane Reade, a New York general partnership ("Duane Reade") (Daboco owns a 99% partnership interest and DRI owns the remaining 1% partnership interest). Substantially all of the operations of the Company are conducted through Duane Reade. Concurrently with the consummation of the Offering, Daboco will be merged with and into the Company (the "Merger"), resulting in the Company directly owning 99% of the partnership interests of Duane Reade (the "Partnership Interest") and DRI continuing to own a 1% partnership interest. Following the consummation of the Merger, the primary assets of the Company will be the Partnership Interest and 100% of the outstanding common stock of DRI.

RESULTS OF OPERATIONS

   The following sets forth the results of operations as a percentage of sales for the periods indicated.

                                                                   39 WEEKS ENDED
                                                         --------------------------------
                                     FISCAL YEAR           SEPTEMBER 28,   SEPTEMBER 27,
                             ----------------------------
                               1994      1995     1996         1996             1997
Net sales ..................   100.0%   100.0%    100.0%       100.0%          100.0%
Cost of sales ..............    74.6     77.1      75.6         76.8            75.3
                             -------- --------  -------- ---------------  ---------------
Gross profit ...............    25.4     22.9      24.4         23.2            24.7
                             -------- --------  -------- ---------------  ---------------
Selling, general and
 administrative expenses  ..    14.1     14.9      15.5         15.1            15.4
Amortization ...............     6.5      3.5       4.3          3.0             1.2
Depreciation ...............     0.4      0.6       0.8          0.8             0.8
Store pre-opening expenses       0.4      0.3       0.0          0.1             0.2
Nonrecurring charges .......     --       --        --           --              3.5
                             -------- --------  -------- ---------------  ---------------
Operating income ...........     4.0      3.6       3.8          4.2             3.6
Net interest expense .......     9.8      9.0       8.5          8.6             8.1
                             -------- --------  -------- ---------------  ---------------
Net loss ...................    (5.8)%   (5.4)%    (4.7)%       (4.4)%          (4.5)%
                             ======== ========  ======== ===============  ===============

 39 WEEKS ENDED SEPTEMBER 27, 1997 COMPARED TO 39 WEEKS ENDED SEPTEMBER 28,
1996

   Net sales in the 39 weeks ended September 27, 1997 were $313.8 million, an increase of 11.6% over net sales of $281.1 million for the 39 weeks ended September 28, 1996. The increase was attributable to increased comparable store sales of 7.9% and the inclusion of one new store opened during the 39 weeks ended September 28, 1996 for the entire 1997 period and five new stores opened in 1997.

   Cost of sales as a percentage of net sales decreased to 75.3% for the 39 weeks ended September 27, 1997 from 76.8% for the 39 weeks ended September 28, 1996, resulting in an increase in gross profit margin to 24.7% for the 1997 period from 23.2% during the same period in 1996. The increase in gross margin resulted from a number of factors including (i) increased contribution from the sale of higher margin merchandise such as cosmetics, vitamins, general merchandise, generic drugs and private label products, (ii) higher promotional allowances received from vendors and (iii) occupancy costs that increased at a lesser rate than the rate at which sales increased.

   Selling, general and administrative expenses represented 15.4% and 15.1% of net sales in the 39 weeks ended September 27, 1997 and September 28, 1996, respectively. The percentage increase in 1997 compared to 1996 resulted principally from higher selling and administrative expenses including (i) higher store salaries as a percentage of net sales (principally from new stores during the early months of operation) and (ii) operating costs related to the Company's management information systems department, partially offset by elimination of agreements requiring the annual payment of $1.0 million in management fees to Bain Capital. Such agreements were terminated as a result of the Recapitalization. The Company believes that as the Company's new stores mature, salaries will increase at a lesser rate than store sales.

   Amortization of goodwill and other intangibles in the 39 weeks ended September 27, 1997 and September 28, 1996 was $3.8 million and $8.5 million, respectively. The decrease in amortization is principally a result of the completion in 1996 of amortization of covenants not to compete and the related write-off of the balance of such amounts during the fourth quarter of 1996.

   Depreciation was $2.6 million and $2.3 million in the 39 weeks ended September 27, 1997 and September 28, 1996, respectively.

   Store pre-opening expenses increased from $0.1 million in the 39 weeks ended September 28, 1996 to $0.6 million in the 39 weeks ended September 27, 1997 due to the opening of five new store locations in 1997 compared to one in 1996.

   Net interest expense was $25.4 million in the 39 weeks ended September 27, 1997 compared to $24.3 million in the 39 weeks ended September 28, 1996. The increase in interest expense was principally due to (i) higher non-cash accretion of the Zero Coupon Notes, (ii) interest related to financing of third party accounts receivable and (iii) increased interest on borrowings under the revolving credit facility, partially offset by (a) reduced interest on term loan borrowings caused by the decrease in average balance from $72.8 million for the 39 weeks ended September 28, 1996 to $66.5 million for the 39 weeks ended September 27, 1997 and a decrease in the average interest rate from 9.1% for the 39 weeks ended September 28, 1996 to 8.8% for the 39 weeks ended September 27, 1997 and (b) reduced interest on capital lease obligations.

   The net loss for the Company increased by $1.7 million from $12.5 million in the 39 weeks ended September 28, 1996 to $14.2 million in the 39 weeks ended September 27, 1997 primarily as a result of nonrecurring charges (see
Note 11 of Notes to Consolidated Financial Statements (Unaudited)) and increases in selling, general and administrative expenses and interest expense, partially offset by increased sales and gross profit margin and lower amortization of intangibles. The Company's EBITDA improved by $5.9 million or 24.9% to $29.7 million in the 39 weeks ended September 27, 1997 compared to $23.8 million in the 39 weeks ended September 28, 1996. EBITDA as a percentage of sales increased to 9.5% in the 39 weeks ended September 27, 1997 from 8.5% in the 39 weeks ended September 28, 1996.

 FISCAL 1996 COMPARED TO FISCAL 1995

   Net sales in 1996 were $381.5 million, an increase of 13.2% over 1995 net sales of $336.9 million. The increase was due to increased comparable store sales of 8.3% and the inclusion of eight stores opened during 1995 for the entire 1996 period and of one store opened in 1996. The increase in comparable store sales was primarily attributable to increased pharmacy sales, which increased to 21.8% of total sales in 1996 compared to 19.0% of total sales in 1995.

   Cost of sales as a percentage of net sales decreased to 75.6% for 1996 from 77.1% for 1995, resulting in an increase in gross profit margin to 24.4% for 1996 from 22.9% for 1995. The increase in gross margin resulted from a number of factors including (i) lower inventory shrink losses, (ii) increased contributions from the sale of generic drugs and private label products,
(iii) less promotional activity and (iv) lower rent-to-sales ratios in stores opened during 1995 and 1994. The increases were partially offset by lower gross margins resulting from sales to customers covered by Third Party Plans.

   Selling, general and administrative expenses were $59.0 million or 15.5% of net sales and $50.3 million or 14.9% of net sales in 1996 and 1995, respectively. The percentage increase in 1996 compared to 1995 resulted principally from higher administrative expenses, including (i) operating costs related to the Company's management information systems department,
(ii) administrative salaries and one time executive search and severance expenses and (iii) professional and consulting fees principally for the warehouse and loss prevention areas. The increases were partially offset by lower store operating expenses as a percentage of net sales primarily due to a higher volume of pharmacy sales, which allows the Company to leverage other fixed store operating expenses.

   Amortization of goodwill and other intangibles in 1995 and 1996 was $11.6 million and $16.2 million, respectively. The increase in amortization was caused by an increase in the amortization of covenants not to compete from $8.1 million in 1995 to $11.4 million in 1996 and amortization of systems installation and integration costs in an amount of $1.4 million in 1996. The increase in amortization of covenants not to compete was caused by the write-off of the balance of such intangibles in 1996 resulting from the termination of the related agreements. Amortization of systems installation and integration costs began in 1996.

   The increase in depreciation from $1.9 million in 1995 to $3.0 million in 1996 resulted principally from (i) depreciation of data processing equipment which began in 1996 and (ii) a full year's depreciation in 1996 of assets of eight stores that were opened in 1995.

   Store pre-opening expenses decreased from $1.1 million in 1995 to $0.1 million in 1996 due to the opening of one new store location in 1996 compared to eight in 1995.

   Net interest expense increased 7.2% to $32.4 million in 1996 from $30.2 million in 1995. The increase in interest expense was principally due to the higher non-cash accretion of the Zero Coupon Notes offset, in part, by reduced interest on term loan borrowings resulting from the decrease in average outstanding balance from $75.1 million to $72.0 million and a decrease in the average interest rate from 9.5% to 9.1%.

   The net loss for the Company decreased by $0.2 million or 1.1% from $18.1 million in 1995 to $17.9 million in 1996 primarily as a result of increased sales and gross profit margin offset, in part, by increases in selling, general and administrative expenses and amortization of intangibles. The Company's EBITDA increased by $7.9 million or 28.6% to $35.3 million in 1996 compared to $27.4 million in 1995. EBITDA as a percentage of sales increased to 9.3% in 1996 from 8.2% in 1995.

 FISCAL 1995 COMPARED TO FISCAL 1994

   Net sales in 1995 were $336.9 million, an increase of 19.9% over 1994 net sales of $281.1 million. The increase was primarily due to the inclusion of 11 new stores opened during 1994 for the entire 1995 period and of eight stores opened during 1995, partially offset by a decrease in comparable store sales of 3.5%.

   Cost of sales as a percentage of net sales increased to 77.1% for 1995 from 74.6% for 1994. The increase in cost of sales resulted from a number of factors, including: (i) increased inventory losses arising from inventory shrink and from difficulties encountered in implementing new warehousing and merchandising systems, (ii) delays in implementation of normal price increases, (iii) increased promotional activity, primarily in the last quarter of 1995, and (iv) increased occupancy expense as a percentage of sales in 1995 as compared with 1994. These changes were partially offset by a decline in amortization of certain acquisition costs, which amortization was completed in the third quarter of 1994.

   Selling, general and administrative expenses for 1995 increased to $50.3 million from $39.7 million for 1994, representing 14.9% and 14.1% of sales in 1995 and 1994, respectively. Such percentage increase in 1995 resulted principally from additional costs from operating new stores and the implementation of new MIS.

   Amortization of goodwill and other intangibles decreased from $18.2 million in 1994 to $11.6 million in 1995. This decrease was primarily attributable to a decrease in amortization of covenants not to compete from $13.0 million in 1994 to $8.1 million in 1995. The decrease in amortization of covenants not to compete in 1995 as compared to 1994 is a result of the double declining balance method of amortization for such intangibles. Amortization of customer files in connection with the acquisition of the Company by Bain Capital in September 1992, which amounted to $1.7 million in 1994, was completed in the third quarter of 1994.

   Depreciation charges in 1995 and 1994 were $1.9 million and $1.2 million, respectively. The increase in 1995 resulted principally from (i) depreciation in 1995 of assets of eight new store locations opened and (ii) a full year's depreciation in 1995 of assets of 11 store locations that were opened in 1994 as compared to one-half year's depreciation of such assets in 1994.

   Store pre-opening expenses of $1.1 million and $1.2 million in 1995 and 1994, respectively, relate principally to eight new store locations opened in 1995 and 11 new store locations opened in 1994.

   Net interest expense increased from $27.5 million in 1994 to $30.2 million in 1995. This increase was principally due to an increase in the non-cash accretion of the Zero Coupon Notes of $1.2 million and higher interest on term loan borrowings resulting from a higher average interest rate of 9.5% for 1995 as compared to 7.8% for 1994.

   The net loss for the Company increased by $1.6 million or 9.8% from $16.4 million in 1994 to $18.1 million in 1995 primarily as a result of a decrease in gross profit and an increase in selling, general and administrative expenses offset, in part, by a decrease in amortization expense. The Company's EBITDA decreased by $3.8 million or 12.2% to $27.4 million in 1995 compared to $31.2 million in 1994. EBITDA as a percentage of sales declined to 8.2% in 1995 from 11.1% in 1994.

LIQUIDITY AND CAPITAL RESOURCES


   On September 30, 1997, the Company entered into the Existing Credit Agreement, which provides for, among other things, $65.5 million of term loans and up to $30.0 million of revolving loans. As of October 25, 1997, outstanding balances thereunder totaled $91.5 million. The Company utilizes cash flow from operations, together with borrowings under the revolving portion of the Existing Credit Agreement, to fund working capital needs, investing activities (consisting primarily of capital expenditures) and financing activities (normal debt service requirements, interest payments and repayment of term and revolving loans outstanding). Concurrently with the consummation of the Refinancing Plan, the Company expects to refinance and replace the Existing Credit Agreement with the New Credit Agreement. See "Description of Certain Indebtedness--New Credit Agreement."


   Working capital was $9.9 million and $13.7 million as of December 28, 1996 and December 30, 1995, respectively, and $29.8 million on September 27, 1997. The Company's capital requirements primarily result from opening and stocking new stores and from the continuing development of new MIS. The Company's ability to open stores in 1996 was limited to a certain degree by liquidity considerations. The Company believes that there are significant opportunities to open additional stores, and currently plans to open 30 to 40 stores in the next two years. The Company expects to spend approximately $16 million in 1998 on capital expenditures primarily for new and replacement stores. Working capital is also required to support inventory for the Company's existing stores. Historically, the Company has been able to lease its store locations. The Company has experienced a significant increase in accounts receivable due to increased pharmacy sales in connection with Third Party Plans, as compared to non-Third Party Plan sales which are generally paid by cash or credit card. However, the Company believes that it has adequately provided for liquidity by entering into a non-recourse factoring arrangement whereby the Company resells accounts receivable associated with Third Party Plans.

   For the fiscal year ended December 28, 1996, net cash provided by operating activities was $12.6 million, compared to $6.7 million for the fiscal year ended December 30, 1995. The primary reasons for this increase relate to an increase in operating earnings before the amortization of goodwill and other intangibles, depreciation and amortization of property and equipment and interest expense, partially offset by a decrease in working capital primarily due to a decrease in accounts payable. For the fiscal year ended December 28, 1996, net cash used in investing activities was $3.8 million, compared to $12.8 million for the fiscal year ended December 30, 1995. This reduction primarily resulted from a decrease in capital expenditures and a decrease in systems development costs. For the fiscal year ended December 28, 1996, net cash used in financing activities was $10.7 million, compared to $4.8 million provided by financing activities for the fiscal year ended December 30, 1995. This reduction primarily resulted from decreased borrowings under the Company's then existing credit facility and a decrease in capital lease financing.


   For the 39 weeks ended September 27, 1997, net cash used in operating activities was $3.2 million, compared to $6.7 million provided by operating activities during the 39 weeks ended September 28, 1996. The primary reasons for this decrease are (i) an increase in inventory and accounts payable during the 1997 period, partially offset by an increase in operating earnings. The Company's significant increase in inventory resulted from management's decision to take advantage of a number of forward purchasing opportunities, accumulate inventory in advance of additional store openings and seasonal inventory buildup during the 1997 period. The Company believes that the activities did not and will not materially adversely affect its liquidity. For the 39 weeks ended September 27, 1997, net cash used in investing activities was $3.9 million, compared to $2.9 million for the 39 weeks ended September 28, 1996. This increase primarily resulted from an increase in capital expenditures during the 1997 period, partially offset by a decrease in the capitalization of systems development costs. For the 39 weeks ended September 27, 1997, net cash provided by financing activities was $7.1 million, compared to $5.6 million used in financing activities for the 39 weeks ended September 28, 1996. This increase primarily resulted from increased borrowings under the revolving portion of the Existing Credit Agreement.

   Leases for eight of the Company's stores that generated approximately 12.8% of the Company's net sales for the 39 weeks ended September 27, 1997 are scheduled to expire before the end of the year 2000. The Company believes that it will be able to renew such leases on economically favorable terms or, alternatively, find other economically attractive locations to lease. See "Risk Factors--Uncertainty of Lease Renewals."


   As of September 27, 1997, approximately 1,800 of the Company's approximately 2,000 employees were represented by various labor unions and were covered by collective bargaining agreements. Pursuant to the terms of such collectively bargaining agreements, the Company is required to pay certain annual increases in salary and benefits to such employees. The Company does not believe that such increases will have a material impact on the Company's liquidity or results of operations. See "Risk Factors--Collective Bargaining Agreements" and "Business--Employees."

   The net proceeds received by the Company from the Offering, together with the net proceeds received by the Company from the Notes Offering and borrowings under the New Credit Agreement, will be used to complete the Refinancing Plan. See "Use of Proceeds." The Refinancing Plan is designed to enhance the Company's financial flexibility and enable it to pursue growth opportunities and implement capital improvements. The Company expects that the Refinancing Plan will reduce the Company's overall level of indebtedness, simplify the Company's capital structure and provide it with access to additional borrowings. See "Prospectus Summary--Refinancing Plan."

   Following the implementation of the Refinancing Plan, the Company believes that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including borrowings under the New Credit Agreement, will be adequate for at least the next two years to make required payments of principal and interest on the Company's indebtedness, to fund anticipated capital expenditures and working capital requirements and to comply with the terms of its debt agreements. The ability of the Company to meet its debt service obligations and reduce its total debt will be dependent upon the future performance of the Company and its subsidiaries which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, certain of which are beyond the Company's control. In addition, there can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. The Company expects that substantially all of its borrowings under the New Credit Agreement will bear interest at floating rates; therefore, the Company's financial condition will be affected by the changes in prevailing interest rates. The Company expects to enter into interest rate protection agreements to minimize the impact from a rise in interest rates. See "Risk Factors--Risks Associated with Substantial Indebtedness."

TAX BENEFITS FROM NET OPERATING LOSSES

   At September 27, 1997, the Company had net operating loss carryforwards ("NOLs") of approximately $71.0 million, which are due to expire in the years 2007 through 2012. These NOLs may be used to offset future taxable income through 2012 and thereby reduce or eliminate the Company's federal income taxes otherwise payable. The Internal Revenue Code of 1986, as amended (the "Code"), imposes significant limitations on the utilization of NOLs in the event of an "ownership change," as defined in section 382 of the Code (the "Section 382 Limitation"). The Section 382 Limitation is an annual limitation on the amount of pre-ownership change NOLs that a corporation may use to offset its post-ownership change income. The Section 382 Limitation is calculated by multiplying the value of a corporation's stock immediately before an ownership change by the long-term tax-exempt rate (as published by the Internal

Revenue Service). Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership (by value) of that corporation by one or more 5% shareholders (including certain groups of shareholders who in the aggregate own at least 5% of that corporation's stock) exceeds 50 percentage points over a three-year testing period. The Recapitalization caused the Company to experience an ownership change. As a result, the Company currently is subject to an annual Section 382 Limitation of approximately $5.0 million on the amount of NOLs generated prior to the Recapitalization that the Company may utilize to offset future taxable income. In addition, the Company believes that it will generate approximately $42.0 million of NOLs in connection with the Refinancing Plan. Such NOLs will not be subject to the Section 382 Limitation and may be utilized to offset future taxable income. However, there can be no assurance that any NOLs will be able to be utilized by the Company to offset future taxable income or that such NOLs will not become subject to limitation due to future ownership changes. The Company does not believe that the Offering will result in an ownership change.

YEAR 2000 COMPLIANCE

   The Company has several computer software systems which will require modification or upgrading to accomodate the year 2000 and thereafter. The Company believes that all systems can be changed by the end of 1999 and does not expect the cost of the changes to be material to the Company's financial condition or results of operations.

SEASONALITY

   In general, sales of drugstore items such as prescription drugs, OTC drugs and health and beauty care products exhibit limited seasonality in the aggregate, but do vary by product category. Quarterly results are primarily affected by the timing of new store openings and the sale of seasonal products. In view of the Company's recent expansion of seasonal merchandising, the Company expects slightly greater revenue sensitivity relating to seasonality in the future.

INFLATION

   The Company believes that inflation has not had a material impact on results of operations for the Company during the three years ended December 28, 1996 and the 39 weeks ended September 27, 1997.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which requires the presentation of basic and diluted earnings per share in a company's financial statements for reporting periods ending subsequent to December 15, 1997. Early adoption of SFAS No. 128 is not permitted. The adoption of SFAS No. 128 is not expected to have a material impact on the Company's consolidated financial statements.

   As of September 27, 1997, there were outstanding options to purchase an aggregate of 1,651,959 shares of Common Stock, which shares are not included in the calculation of earnings per share for the 39 weeks ended September 27, 1997 and would not be included in such calculation under the guidance prescribed by SFAS No. 128 because of the anti-dilutive nature of these instruments.

                                   BUSINESS

THE DRUGSTORE INDUSTRY

   The U.S. drugstore industry generated approximately $91 billion of retail sales in 1996 according to Drug Store News. The industry has experienced strong and steady growth, having expanded at a 6.2% compound annual rate over the ten years through 1996. The industry is expected to continue to grow as the aging of the population drives long-term demand growth for prescription drugs. The Company believes that prescription drug use generally rises with age. In addition to these positive demographic trends, the shift to increasing use of Third Party Plans is increasing overall prescription drug usage. Third Party Plans tend to favor lower cost drug therapies over alternative treatment methods such as surgery or in-hospital treatment. Additionally, by reducing the out-of-pocket expense to the consumer and by improving patients' compliance for prescription drug use, Third Party Plans have helped increase unit growth in prescription drugs.

   In recent years, the drugstore industry has experienced significant consolidation, as national chains have gained market share from independent operators. According to Drug Store News, the number of drugstores has fallen from approximately 54,000 in 1990 to approximately 40,000 in 1996. The share of industry sales represented by independent drugstores (i.e., operators of less than four stores) has fallen from 35% in 1991 to 24% in 1996. Over the last ten years, sales at chain drugstores such as Duane Reade have grown at a compound annual rate of 8.4% compared to the industry average of 6.2%.


   The increased role of Third Party Plans has contributed significantly to industry consolidation. According to IMS America, pharmacy business attributable to Third Party Plans as a percentage of total pharmacy sales has risen to 67% in 1996 from 37% in 1990. Third Party Plans typically require drugstores to enter into contracts with third party payors (such as insurance plans, HMOs, preferred-provider organizations ("PPOs") and other managed care providers) to provide prescription drugs at specified rates of reimbursement for their membership. Although sales to customers covered by Third Party Plans typically result in lower gross margins compared to cash sales, management believes that the lower gross margins are offset by the increased volume of pharmacy sales generated by such Third Party Plans. Drugstore chains such as the Company, which have high penetration within their markets and are able to handle the payment processing of such Third Party Plans, are better able to service the customers of the Third Party Plans and are therefore gaining market share in the sale of prescription drugs from independent drugstores and small chains.


   Third Party Plans typically seek to form alliances with drugstore chains in order to benefit from the chains' multiple locations and to take advantage of on-line management information systems that facilitate claims processing. Management believes that penetration of Third Party Plans in Manhattan has historically lagged behind the penetration of such Third Party Plans in the rest of the United States because until 1994, neither Duane Reade nor most of Manhattan's independent drugstores aggressively pursued alliances with Third Party Plans. The Company believes that its extensive network of conveniently located stores, strong local market position, pricing policies and reputation for high quality health care products and services provide Duane Reade with a competitive advantage in attracting business from individual customers as well as Third Party Plans. While management believes that Third Party Plans have grown significantly in Manhattan since 1994, it still remains relatively less penetrated than the rest of the country. The Company believes that as Third Party Plans continue to penetrate the Manhattan market, the number of independent drugstores will decline due to competitive pressures.

GENERAL


   Duane Reade is the largest drugstore chain in New York City, based on sales volume, with 58 of its 67 stores located in Manhattan's high-traffic business and residential districts. The Company operates almost twice as many stores in Manhattan as its next largest competitor. Since opening its first store in 1960, the Company has successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City, the largest and most densely populated market in the United States. According to Drug Store News, Duane Reade is the leading drugstore chain in the United States in terms of sales per square foot, at $956 per square foot in 1996, which was more than two times the national average for drugstore chains. For the fiscal year ended December 28, 1996, the Company had sales of $381.5 million and EBITDA of $35.3 million, increases of 13.2% and 28.6%, respectively, over the 1995 fiscal year. For the 39 weeks ended September 27, 1997, the Company had sales of $313.8 million and EBITDA of $29.7 million, increases of 11.6% and 24.9%, respectively, over the comparable 1996 period. For the fiscal year ended December 28, 1996 and the 39 week period ended September 27, 1997, the Company had net losses of $17.9 million and $14.2 million, respectively, and, on a pro forma basis, after giving effect to the Offering and the Refinancing Plan, would have had net losses of $6.0 million and $4.3 million, respectively, for such periods.


   The Company enjoys strong brand name recognition in New York City, which it believes results from the Company's many locations in high-traffic areas of Manhattan and the 30 million shopping bags with the distinctive Duane Reade logo that the Company distributes annually. An independent survey conducted in 1996 indicated that approximately 84% of the people who live or work in Manhattan recognize the Duane Reade name, and seven out of ten shopped at a Duane Reade store in the past twelve months. The Company was also recently named "Regional Drug Store Chain of the Year" for 1997 by Drug Store News.


   The Company has developed an operating strategy designed to capitalize on the unique characteristics of the New York City market, which include high-traffic volume, complex distribution logistics and high costs of occupancy, media advertising and personnel. The key elements of the Company's operating strategy are its (i) everyday low price format and broad product offering, (ii) low cost operating structure supported by its high volume stores and low advertising and distribution costs and (iii) ability to design and operate its stores in a wide variety of sizes and layouts.


   The Company believes that its everyday low price format and broad product offerings provide value and convenience for its customers and build customer loyalty. The Company's everyday low price format results in prices that the Company believes are lower, on average, than the prices offered by its competitors.

   The Company is able to keep its operating costs relatively low due to its high per store sales volume, low warehouse and distribution costs and low advertising expenditures. The Company's high volume stores allow it to effectively leverage occupancy costs, payroll and other store operating expenses. The Company's two primary distribution facilities are located within five miles of all but one of its 67 stores and, combined with the rapid turnover of inventory in Duane Reade's stores, result in relatively low warehouse and distribution costs. The Company's strong brand name recognition in New York City and everyday low price format allow the Company to minimize its use of costly media and print advertising and to rely instead on in-window displays and other less expensive promotional activities.

   The Company has demonstrated its ability to successfully operate stores using a wide variety of store configurations and sizes, which the Company believes is necessary to succeed in the New York City market. For example, the size of the Company's stores ranges from 2,600 to 12,300 square feet, and it operates 29 bi-level stores. The Company believes that its flexibility in configuring stores provides it with a competitive advantage in securing locations for its new stores, as many of its competitors target more standarized spaces for their stores, which are more difficult to find in New York City. In addition, the Company's management team has extensive experience and knowledge of the New York City real estate market, allowing it to aggressively pursue attractive real estate opportunities.


   The Company's predecessor was founded in 1960. In 1992, Bain Capital acquired the Company from its founders and, in June 1997, investment funds affiliated with DLJMBPII acquired approximately 91.5% of the outstanding capital stock of the Company from Bain Capital and certain other selling securityholders. Since the 1992 acquisition, the Company has incurred net losses in each fiscal year.


   In 1994 and 1995 the Company experienced rapid expansion, growing from 40 stores to 59 stores. However, as a result of liquidity constraints and the need for improved inventory controls, the Company was forced to suspend its store expansion program in late 1995. In early 1996, a strengthened management team led by Anthony Cuti, the Company's new Chairman and Chief Executive Officer, took several measures to improve operations, including improving inventory controls and decreasing out-of-stock occurrences, creating a loss prevention function to control inventory shrink and continuing to invest in MIS. In 1997, the Company resumed its store expansion program, opening seven stores in 1997. During Mr. Cuti's tenure at the Company, EBITDA has increased by 53.2% from $26.9 million for the 52 weeks ended March 29, 1996 to $41.2 million for the 52 weeks ended September 27, 1997, and the Company experienced net losses of $19.8 million and $19.5 million for the 52 weeks ended March 29, 1996 and the 52 weeks ended September 27, 1997, respectively. Net loss before non-recurring charges for the 52 weeks ended September 27, 1997 was $8.6 million.

GROWTH STRATEGY

   The Company believes that, as a result of its successful operating history and market position in New York City, it is well positioned to capitalize on the growth opportunities in its market. The Company's strategy for continued growth is to (i) open additional stores in Manhattan and the surrounding boroughs, (ii) continue to capitalize on favorable pharmacy trends, (iii) make opportunistic acquisitions of independent drugstores and pharmacy files and (iv) continue to implement merchandising initiatives in non-pharmacy areas.


   Open Additional Stores. The Company believes that the Manhattan drugstore market remains underpenetrated by drugstore chains, with only 50% of the estimated $2.65 billion in annual drugstore-related sales controlled by regional or national chains, compared to approximately 74% controlled by chains nationally. This provides significant opportunities for the Company to open additional stores in Manhattan as well as in the densely populated areas of the surrounding boroughs. Some of the Company's most successful stores have been opened in areas new to the Company, such as the residential areas of the Upper East and West sides of Manhattan, Brooklyn, the Bronx and Queens. The Company believes that its long-standing presence in, and knowledge of, the New York City real estate market, combined with the use of a proprietary site selection model that considers numerous demographic and traffic flow variables, have allowed it to identify attractive store locations. Since 1993, all of the Company's new stores have become profitable on an operating basis (i.e., prior to allocation of corporate expenses, goodwill amortization, interest expense and income taxes) within the first full year of operation. Over the next two years, the Company plans to open approximately 30 to 40 stores, primarily in New York City. See "Risk Factors--Risks Associated with Future Growth."

   Continue to Capitalize on Favorable Pharmacy Trends. Sales of prescription and OTC drugs have been growing rapidly throughout the drugstore industry. The Company expects demographic trends, such as the aging of the U.S. population, and industry changes, such as growth of Third Party Plans, to continue to drive increases in the prescription and OTC drug businesses. Since 1994, the Company has focused on increasing its pharmacy sales by entering into agreements to service Third Party Plans and by upgrading the appearance and service level of its store pharmacies. While sales to customers covered by Third Party Plans result in lower gross profit margins due to competitive pricing, the Company believes that such lower margins are offset by the increased volume of pharmacy sales and the opportunity to leverage fixed expenses. The Company believes that its initiatives, which are designed to capitalize on industry trends, have resulted in the Company's pharmacy sales growing at an annual rate of approximately 30% since 1994. Although these initiatives have helped increase the average number of prescriptions filled by Duane Reade per store per week from 640 in 1994 to 865 during 1997, the Company's average remains well below the national industry chain store average of approximately 1,200, providing significant opportunity for continued pharmacy growth. The Company believes that continued pharmacy growth will increase overall customer traffic, thereby also benefitting its non-pharmacy sales.

   Make Opportunistic Acquisitions of Independent Drugstores and Pharmacy Files. The Company believes that the growth of Third Party Plans and the continued penetration of chain drugstores such as Duane Reade have put increasing pressure on the approximately 1,400 independent drugstores in New York City. When appropriate, the Company considers acquiring small local chains or independent drugstores. The Company also pursues the purchase of pharmacy files of independent drugstores when such purchases are economically attractive to the Company. The pharmacy files of independent pharmacists tend to have a higher proportion of prescriptions not covered by Third Party Plans, which generate incremental revenue and higher margins. When appropriate, the Company retains the services of the pharmacist, whose personal relationship with the customers generally maximizes the retention rate of the purchased file. In 1997, the Company acquired one independent drugstore and seven such pharmacy files and intends to aggressively pursue additional purchases.

   Continue to Implement Merchandising Initiatives in Non-Pharmacy
Areas. Management has recently undertaken a number of merchandising initiatives, including the expansion of certain high-margin categories such as greeting cards, cosmetics, vitamins, photofinishing and photo supplies and an expanded seasonal merchandising program. The Company also continues to focus on category management, which it believes will improve gross margins and increase non-pharmacy sales. For example, in 1997 the Company introduced one-hour photofinishing service in three of its stores and intends to introduce one-hour photofinishing service in approximately seven to ten additional stores in 1998. The Company has also increased its emphasis on the sale of its own private label products, which it believes provide a high-quality, lower priced alternative to name brand products while generating higher gross profit margins than name brand products. In addition, in the fourth quarter of 1997, Duane Reade completed its installation of POS scanners in all of its stores and, by the end of the first quarter of 1998, will have completed its planogramming initiative in all of its stores. These systems and initiatives will allow the Company to better analyze sales trends and merchandise its stores more effectively, which the Company believes will ultimately increase its sales and profitability.

COMPANY OPERATIONS

   Merchandising. Duane Reade's overall merchandising strategy is to provide the broadest selection of branded and private label drugstore products available in Manhattan and to sell them at everyday low prices. To further enhance customer service and loyalty, the Company attempts to maintain a consistent in-stock position in all merchandise categories. In addition to prescription and OTC drugs, the Company offers health and beauty aids, food and beverage items, tobacco products, cosmetics, housewares, hosiery, greeting cards, photofinishing, photo supplies, seasonal merchandise and other products. Health and beauty care products, including OTC drugs, represent the largest of the Company's product categories. Duane Reade drugstores offer a wide variety of brand name and private label products, including oral, skin and hair care products, bath supplies, vitamins and nutritional supplements, feminine hygiene products, family planning products and baby care products. Popular brands of health and beauty aids are given ample shelf space, and large sizes are offered, which the Company believes appeals to the value consciousness of many Manhattan consumers. Convenience items such as candy, snacks and seasonal goods are positioned near the check out registers to provide optimum convenience and stimulate impulse purchases for the customers while allowing the store employees to monitor those product categories that are particularly susceptible to inventory shrink.

   In addition to the wide array of name brand products offered in its stores, the Company offers its own private label products. Private label products provide customers with high-quality, lower priced alternatives to name brand products while generating higher gross profit margins than name brand products. These offerings also enhance Duane Reade's reputation as a value-oriented store. The Company currently offers approximately 400 private label products. In 1996, these private label products accounted for approximately 4.6% of non-pharmacy sales. The Company believes that its strong brand image, reputation for quality and reliability in the New York City market, and its economies of scale in purchasing allow it to aggressively promote private label goods.

   The Company has recently made efforts to increase the sales of certain high-margin items, such as cosmetics, greeting cards and photofinishing. In 1996, the Company completed the remodeling of the cosmetics sections in 19 stores, which resulted in an approximately 23% increase in cosmetic sales in those stores with no increase in linear footage. In the greeting cards category, the Company increased seasonal selection and reformatted the card section in many of its stores, resulting in a 26% increase in greeting card sales in 1996 compared to 1995. Other merchandising initiatives completed during 1996 include an expanded selection of seasonal merchandise, vitamins, nutrition products and baby accessories, particularly in stores located in residential areas. The Company believes there are additional opportunities to continue to refine and improve the merchandise mix in its stores.

   The Company also offers same-day photofinishing services in all of its stores and has recently introduced one-hour photofinishing in three stores. In 1998, the Company expects to introduce one-hour photofinishing in seven to ten additional stores. Management believes that photofinishing services contribute significantly to sales of other merchandise categories because of customer traffic increases that result from the customer visiting a store twice, in order to drop off film and pick up the processed photos.

   Pharmacy. The Company believes that its pharmacy business will continue to contribute significantly to the Company's growth. Management also believes that a larger and stronger pharmacy business will enhance customer loyalty and generate incremental customer traffic, which is expected to increase sales of Duane Reade's wide variety of OTC drugs and other non-pharmacy merchandise. Duane Reade significantly grew its prescription drug sales in 1996 as reflected by its same-store pharmacy sales increase of 25.5% during 1996 compared to 1995 and an increase of 25.4% for the 39 week period ended September 27, 1997 compared to the same period in 1996. Sales of prescription and OTC drugs represented approximately 35% of total sales in 1996 as compared with 33% of total sales in 1995 and approximately 38% of total sales for the 39 week period ended September 27, 1997. Although the average number of prescriptions filled by Duane Reade per store per week has increased from 640 in 1994 to 865 during 1997, the Company's average remains well below the industry chain store average of approximately 1,200, providing significant opportunity for continued pharmacy growth. The Company believes that the average number of prescriptions filled per week by it lags behind the industry average because of (i) the historically low penetration of Third Party Plans in the New York City area and (ii) the Company's concentration of stores in business areas, rather than residential areas. The Company believes continued pharmacy growth will also increase overall customer traffic and benefit its non-pharmacy sales.

   The Company generally locates the pharmacy at the rear of the store in order to maximize the pharmacy customer's exposure to other categories of merchandise in the front of the store. Each pharmacy is staffed with a registered pharmacist and a drug clerk at all times to ensure quick and high quality service. Each store carries a complete line of both branded and generic prescription drugs. In 1996, the Company began a program to upgrade the quality of its pharmacy service. The Company believes that this initiative has contributed to its strong growth in pharmacy sales and should continue to benefit the Company as customer loyalty builds in response to improved service levels.

   In addition to customer service initiatives in its pharmacy business, the Company has remodeled or redesigned 16 of its pharmacies since the beginning of 1996. This remodeling, which has primarily involved updating the pharmacy counter area to allow pharmacists and customers to have more direct contact and providing a consultation and waiting area for customers, has not resulted in any significant reduction in total retail selling space. By improving the store layout and accessibility of the pharmacist and pharmacy area, the stores that have been remodeled have achieved strong growth in their pharmacy business. All stores opened since 1995 have the new pharmacy counter area design. The Company currently operates 24 such stores. The Company has also launched pharmacy marketing initiatives, such as home delivery and prescription-by-fax services, which it believes have contributed to the increased sales and customer loyalty of the pharmacy business.

   The Company believes that its extensive network of conveniently located stores, strong local market position, pricing policies and reputation for high quality health care products and services provide it with a competitive advantage in attracting pharmacy business from individual customers as well as Third Party Plans. The percentage of the Company's total prescription drug sales attributable to Third Party Plans increased to approximately 64% in 1996 from approximately 58% in 1995, and to approximately 73% for the 39 week period ended September 27, 1997. Although gross margins on sales to Third Party Plans are generally lower than other prescription drug sales because of the highly competitive nature of pricing for this business and the purchasing power of Third Party Plans, management believes that the lower gross profit margins are offset by the higher volume of pharmacy sales to Third Party Plan customers allowing the Company to leverage other fixed store operating expenses. In addition, the Company believes that Third Party Plans generate additional general merchandise sales by increasing customer traffic in the stores. As of September 27, 1997, the Company had contracts with over 100 Third Party Plans, including every major Third Party Plan in the Company's market areas.

   Another important component of the Company's pharmacy growth strategy is the continued acquisition of prescription files from independent pharmacies in market areas currently served by existing Company stores. In 1997, the Company purchased the prescription files of eight independent pharmacies for an aggregate total of $830,000, which generated approximately $7 million in revenues on an annualized basis. Independent pharmacists tend to have a higher proportion of customers that are not Third Party Plans, which provide the Company with incremental revenue and higher margin contribution. When appropriate, the Company will retain the services of the pharmacist, whose personal relationship with the customers generally maximizes the retention rate of the purchased file. Since 1995, the Company has experienced an estimated 80% customer retention rate with respect to prescription files acquired. Presently, there are approximately 1,400 independent pharmacies in New York City, and the Company believes that these stores will provide additional acquisition opportunities in the future.

   The Company's pharmacies employ computer systems that link all of the Company's pharmacies and enable them to provide customers with a broad range of services. The Company's pharmacy computer network profiles customer medical and other relevant information, supplies customers with information concerning their drug purchases for income tax and insurance purposes and prepares prescription labels and receipts. The computer network also expedites transactions with Third Party Plans by electronically transmitting prescription information directly to the Third Party Plan and providing on-line adjudication, which confirms at the time of sale customer eligibility, prescription coverage and pricing and co-payment requirements and automatically bills the respective plan. On-line adjudication reduces losses from rejected claims and eliminates a portion of the Company's paperwork for billing and collection of receivables and costs associated therewith.

   Store Operations. The majority of the Company's stores are located in the business and residential areas of Manhattan, the most densely populated area in the United States. The Company's operations have been tailored to handle high-volume customer traffic. During 1996, an average Duane Reade store served approximately 2,500 customers per weekday, and 700 customers during each of the peak lunch and commuting periods of the day. Some of the Company's stores may operate up to 25 registers during peak demand periods.

   Duane Reade stores range in size from 2,600 to 12,300 square feet, with an average of 6,800 square feet. The Company's stores are designed to facilitate customer movement and to minimize inventory shrink. The Company believes that its wide, straight aisles and well-stocked shelves allow customers to find merchandise easily and allow the store's employees (managers, security guards, cashiers and stock clerks) to effectively monitor customer behavior. The Company attempts to group merchandise logically in order to enable customers to locate items quickly and to stimulate impulse purchases.

   In 1996, the Company began planogramming its stores by using a computerized space management system to design each store's layout and product displays. The system seeks to maximize productivity per square foot of selling space, maintain consistency in merchandising and reduce inventory levels. To date, 34 stores have been designed by the system. Management believes that the Company's remaining stores will be planogrammed by the end of the first quarter of 1998. As a result, the Company believes that it has yet to realize the full benefits from this system.

   The Company establishes each store's hours of operations in an attempt to best serve customer traffic patterns and purchase habits and to optimize store labor productivity. Stores in Manhattan's business districts are generally open five days a week. In residential and appropriate business/shopping districts, stores are open six or seven days a week with a heavy emphasis on convenient, early morning and late evening openings. In 1997, the Company had seven stores which were open 24 hours a day, 365 days a year. The Company intends to continue to identify stores in which extended operating hours would improve customer service and convenience and contribute to the Company's profitability. Each store is supervised by one store manager and one or more assistant store managers. Stores are supplied by deliveries from the Company's warehouses in Queens an average of three times a week, allowing the stores to maintain a high in-stock position, maximize store selling space and minimize inventory required to be held on hand.

   The Company attempts to mitigate inventory shrink through (i) the employment of full time security guards in each store, (ii) the use of a state-of-the-art Electronic Article Surveillance ("EAS") system that detects unremoved EAS tags on valuable or easily concealed merchandise and (iii) merchandise delivery and stocking during non-peak hours. Additionally, all store and warehouse employees are trained to monitor inventory shrink, and the Company uses outside consulting services to monitor employee behavior. Recently, the Company hired a full-time team of loss prevention professionals and established an anonymous call-in line to allow employees to report instances of theft. The Company also instituted ongoing audits of warehouse picking and receiving and an anonymous reward line for the reporting of theft. The Company believes that these programs have enabled it to control inventory shrink and will enable it to continue to do so.


   Purchasing and Distribution. The Company purchases approximately 82% of its merchandise directly from manufacturers. The Company distributes approximately 84% of its merchandise through the Company's warehouses and receives direct-to-store deliveries for approximately 16% of its purchases. Direct-to-store deliveries are made for pharmaceuticals, greeting cards, photofinishing, convenience foods and beverages. The Company purchases from over 1,000 vendors. The Company believes that there are ample sources of supply for the merchandise currently sold in its stores. The Company manages its purchasing through a combination of forward buying, national buying and vendor discount ("deal") buying in ways in which it believes maximizes its buying power. For example, the Company uses a computerized forecasting and investment program that is designed to determine optimal forward buying quantities before an announced or anticipated price increase has been implemented. By forward buying, the Company stocks up on regularly carried items when manufacturers temporarily reduce the cost of goods or when a price increase has been announced or is anticipated.

   The Company operates two warehouses, which are located within five miles of all but one of its stores. The Company's primary warehouse contains approximately 150,000 square feet devoted to inventory. The Company believes that the close proximity of the warehouses to the stores allows the Company to supply the stores frequently, thereby minimizing inventory and maximizing distribution economies. The Company also owns a fleet of trucks and vans, which it uses for all deliveries from the warehouses to the stores.

ADVERTISING AND PROMOTION

   The Company regularly promotes key items at reduced retail prices during four-week promotional periods. Store windows and in-store signs are utilized to communicate savings and value to shoppers. Additionally, over 30 million bags with the highly recognizable Duane Reade logo are used by its customers each year, helping to promote the Company's name throughout New York City. The Company also utilizes full color circulars to announce new stores and heavily circulates them in local areas to attract customers. Typically, a new store sells one to two times its regular volume during a grand opening promotion, which generally lasts two to three weeks. The Company generally does not rely heavily on the use of print or broadcast media to promote its stores. Rather, because of its many high-traffic locations, the Company typically relies on in-window displays as its primary method of advertising. In 1997, the Company began using radio advertising. The radio advertising focuses on the Company's pharmacy business, highlighting services enhanced by the modern pharmacy computer system, pharmacist accessibility and enhanced convenience.

PROPERTIES; LEASES

   As of November 25, 1997, the Company is operating stores in the following locations:

 LOCATION             TOTAL
Manhattan, NY .....     58
Brooklyn, NY ......      4
Bronx, NY .........      2
Queens, NY ........      2
Newark, NJ ........      1
                    ---------
  Total ...........     67

   Store leases are generally for 15 year terms. The average year of expiration for all the Company's leases is 2006. Lease rates are generally subject only to increases based on inflation, real estate tax increases or maintenance cost increases. The following table sets forth the lease expiration dates of the Company's leased stores over each of the next five years and thereafter. Of the stores with leases expiring in the next five years, four have renewal options. See "Risk Factors--Uncertainty of Lease Renewals."

                      NUMBER OF
YEAR               LEASES EXPIRING
1997 ...........           0
1998 ...........           3
1999 ...........           1
2000 ...........           4
2001 ...........           0
Thereafter .....          59

   The Company owns a distribution facility and related land in Long Island City, New York. The building contains approximately 150,000 square feet of space, all of which is used for warehousing and distribution. The Company also leases a 50,000 square foot distribution facility in Maspeth, New York, which is only one mile from the Long Island City facility. The Company leases space for its corporate headquarters, which is located in Manhattan.

MANAGEMENT INFORMATION SYSTEMS

   The Company currently has modern pharmacy and inventory management information systems. In 1996, the Company completed the installation of a host-based, modern pharmacy information system. The pharmacy information system (PDX) has reduced the time for electronic reimbursement approval for prescriptions from Third Party Plan providers from 50 seconds to seven seconds, and the inventory management information systems (JDA merchandising and E3 replenishment) have allowed the Company to increase inventory turns in the warehouses from 11 to 13 per year. In early 1997, the Company began the process of installing POS systems in its stores. The Company believes that these systems will allow the Company to better control pricing, inventory and shrink, while maximizing the benefits derived from the other parts of its systems installation program. POS will also provide sales analysis that will enable the Company to improve labor scheduling, and will help optimize planogram design by allowing detailed analysis of stock-keeping-unit ("SKU") sales. The installation of the Company's POS systems was completed in December 1997. Additionally, the Company has upgraded its financial reporting systems and installed local and wide area networks to facilitate the transfer of data between systems and from the stores to headquarters.

COMPETITION

   The Company's stores compete on the basis of, among other things, convenience of location and store layout, product mix, selection, customer service and price. The New York City drugstore market is highly fragmented due to the complexities and costs of doing business in the most densely populated area of the country. The diverse labor pool, local customer needs and complex real estate market in New York City all favor regional chains and independent drugstores that are familiar with the market. Duane Reade's store format is designed to meet the unique needs of the New York City market and has proven successful in both the business and residential neighborhoods of Manhattan.


   Because of the difficulties of operating in a densely populated area, the New York City drugstore market remains under-penetrated by national chains as compared to the rest of the country. According to industry sources, approximately 74% of the nationwide drugstore market was controlled by chains, while in New York City that number was approximately 50%. There can be no assurance that such underpenetration will continue.


   Duane Reade believes that it has significant competitive advantages over the approximately 1,400 independent drugstores in New York City, including purchasing economies of scale, centrally located warehouses that minimize store inventory and maximize selling space, a full line of in stock, brand name merchandise and a convenient store format. Major chain competitors in the New York City market include Rite-Aid, Genovese and CVS. See "Risk Factors--Competition."

GOVERNMENT REGULATION

   Duane Reade's stores and its distribution facilities are registered with the federal DEA and are subject to various state and local licensing requirements. Each of Duane Reade's pharmacies and pharmacists located in New York are licensed by the State of New York. The pharmacy and pharmacists employed at Duane Reade's store in Newark, New Jersey are licensed by the State of New Jersey. In addition, Duane Reade has been granted cigarette tax stamping licenses from the State of New York and from the City of New York, which permit Duane Reade to buy cigarettes directly from the manufacturers and stamp the cigarettes themselves. Duane Reade's stores possess cigarette tax retail dealers licenses issued by the State of New York, the City of New York and the State of New Jersey. See "Risk Factors--Regulatory Matters."

EMPLOYEES

   As of September 27, 1997, Duane Reade had approximately 2,000 employees, almost all of whom were full-time. Approximately 1,800 of the Company's 2,000 employees are represented by unions. Non-union employees include employees at corporate headquarters and store management. The Company's distribution facility employees are represented by the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815, and all store employees are represented by the Allied Trade Council. Duane Reade's three year contracts with these two unions expire on August 31, 1999 and August 31, 1998, respectively. Duane Reade believes that its relations with its employees are good. See "Risk Factors--Collective Bargaining Agreements."

TRADEMARKS

   The name "Duane Reade" and the "DR" logo are registered trademarks. The Company believes that it has developed strong brand awareness within the New York City area. As a result, the Company regards the Duane Reade logo as a valuable asset.

LEGAL PROCEEDINGS

   The Company is a party to certain legal actions arising in the ordinary course of business. Based on information presently available to the Company, the Company believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth the directors and executive officers of the
Company:


         NAME          AGE                       POSITION
Anthony J. Cuti  ....   51  Chairman, Chief Executive Officer and President
William Tennant  ....   50  Senior Vice President and Chief Financial Officer
Gary Charboneau  ....   53  Senior Vice President--Sales and Merchandising
Jerry M. Ray ........   50  Senior Vice President--Store Operations
Nicole S. Arnaboldi     39  Director
David L. Jaffe.......   39  Director
Andrew J. Nathanson .   40  Director


   Two additional directors will be elected by the Board of Directors following the completion of the Offering.

   ANTHONY J. CUTI has been Chairman and Chief Executive Officer of the Company since April 1996. Prior to joining the Company, Mr. Cuti served as President and as a member of the Board of Directors of Supermarkets General and Pathmark from 1993 to 1996 and, prior to being named President of Supermarkets General and Pathmark, Mr. Cuti was Executive Vice President and Chief Financial Officer of Supermarkets General. From 1984 to 1990, he was the Chief Financial Officer of the Bristol-Myers International Group of the Bristol-Myers Company and prior to that was employed by the Revlon Corporation.

   WILLIAM TENNANT has been Senior Vice President and Chief Financial Officer of the Company since February 1997. Prior to joining the Company, Mr. Tennant was Senior Vice President and Chief Financial Officer of Tops Appliance City, a consumer electronics retailer, from 1993 to 1996. From 1986 to 1993, Mr. Tennant served as Vice President and Controller for the Great Atlantic & Pacific Tea Company.

   GARY CHARBONEAU has been Senior Vice President in charge of Sales and Merchandising of the Company since February 1993. Prior to joining the Company, Mr. Charboneau held various positions at CVS, a retail drugstore chain, from 1978 to February 1993, most recently as Executive Vice President.

   JERRY M. RAY has been Senior Vice President in charge of Store Operations since July 1996 and served as Vice President of Pharmacy Operations from April 1995 to June 1996. From 1991 to 1994, Mr. Ray served as President and CEO of Begley Drugstores, Inc.

   NICOLE S. ARNABOLDI has been a Director of the Company since June 1997. Ms. Arnaboldi is a Managing Director of DLJMB. She joined the DLJ Merchant Banking Group in March 1993 after six years with The Sprout Group, DLJ's venture capital affiliate.

   DAVID L. JAFFE has been a Director of the Company since June 1997. Mr. Jaffe is a Managing Director of DLJMB. Mr. Jaffe joined DLJ Merchant Banking in 1984 and became a Managing Director in 1995. He currently sits on the Board of Directors of each of EZ Buy and EZ Sell Recycler Corporation, OHA Financial, Inc., OSF, Inc., Terra Nova Group, Pharmaceutical Fine Chemicals SA and Brand Scaffold Services, Inc.

   ANDREW J. NATHANSON has been a Director of the Company since June 1997. Mr. Nathanson is a Managing Director of DLJ. Mr. Nathanson joined DLJ in 1989 from Drexel Burnham Lambert, and has been a Managing Director of DLJ since 1991. Mr. Nathanson also serves on the Board of Directors of Specialty Foods, Inc.

   Directors of the Company are currently elected annually by its stockholders to serve during the ensuing year or until their respective successors are elected and qualified. Executive officers of the Company are elected by the Board of Directors to serve until their respective successors are elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

   Prior to the Offering, the Board of Directors had no formal committees. In connection with the completion of the Offering, the Board of Directors will establish two committees: (i) an Audit Committee and (ii) a Compensation Committee.

   The Audit Committee will make recommendations to the Board of Directors regarding the Company's independent auditors, approve the scope of the annual audit activities of the independent auditors and review audit results. It is expected that a majority of the directors comprising the Audit Committee will be directors not otherwise affiliated with the Company or its principal stockholders.

   The duties of the Compensation Committee will be to provide a general review of the Company's compensation and benefit plans to ensure that they meet corporate objectives. In addition, the Compensation Committee will review management's recommendations on (i) compensation of all officers of the Company and (ii) adopting and changing major Company compensation policies and practices, and report its recommendations to the entire Board of Directors for approval and authorization. The Compensation Committee will administer the Company's stock plans. The Board of Directors may also establish other committees to assist in the discharge of its responsibilities.

EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

   The following table summarizes the principal components of compensation of the Chief Executive Officer and the other four highest compensated executive officers of the Company (the "Named Executive Officers") for the fiscal year ended December 27, 1997. The compensation set forth below fully reflects compensation for services performed on behalf of the Company and its subsidiaries.


                                                                                  LONG-TERM
                                                 ANNUAL COMPENSATION            COMPENSATION
                                       --------------------------------------- --------------
                                                                                 SECURITIES
NAME AND                       FISCAL                            OTHER ANNUAL    UNDERLYING      ALL OTHER
PRINCIPAL POSITION              YEAR       SALARY    BONUS (1)   COMPENSATION    OPTIONS (#)    COMPENSATION
Anthony J. Cuti.............    1997      $386,000      $--          $--           496,569          $--
 Chief Executive Officer
Gary Charboneau.............    1997       243,000       --           --           141,877           --
 Senior Vice
 President--Sales  and
 Merchandising
Jerry M. Ray................    1997       200,000       --           --           118,231           --
 Senior Vice
 President--Store
  Operations
William J. Tennant..........    1997       151,000(2)    --           --           115,393           --
 Senior Vice
 President--Chief Financial
 Officer
Joseph S. Lacko.............    1997       150,000       --           --            11,823           --
 Vice President--Management
 Information Systems


------------
(1) Bonuses for 1997 have not yet been determined. Messrs. Cuti, Charboneau, Ray and Lacko received bonuses in fiscal 1996 of $340,000, $120,000, $100,000 and $25,000, respectively.
(2) Reflects Mr. Tennant's salary for the partial year from February 18, 1997 (when he joined the Company) through December 27, 1997.

                      OPTION GRANTS IN LAST FISCAL YEAR

   The following table discloses options granted during fiscal 1997 to the Named Executive Officers.


                                                                                      POTENTIAL REALIZABLE VALUE
                                                                                                  AT
                                              INDIVIDUAL GRANTS                      ASSUMED RATES OF STOCK PRICE
                                                                                        APPRECIATION FOR OPTION
                         -----------------------------------------------------------            TERM(2)
                           NUMBER OF     % OF TOTAL                                  ----------------------------
                          SECURITIES      OPTIONS
                          UNDERLYING     GRANTED TO    EXERCISE OR
                            OPTIONS     EMPLOYEES IN    BASE PRICE     EXPIRATION
NAME                      GRANTED(1)    FISCAL YEAR     PER SHARE         DATE            5%            10%
-----------------------
Anthony J. Cuti ........    496,569         45.5%         $8.33          6/18/07      $2,602,022     $6,594,436
Gary Charboneau (3) ....    141,877         13.0           8.33          6/18/07         743,435      1,884,127
Jerry M. Ray (3)........    118,231         10.8           8.33          6/18/07         619,530      1,570,081
William J. Tennant (4)      115,393         10.6        7.34-8.33    2/18/07-6/18/07     561,964(5)   1,579,108(5)
Joseph S. Lacko ........     11,823          1.1           8.33          6/18/07          61,953        157,009



------------
(1) All of such options vest fully on the eighth anniversary of the grant date and may vest sooner based on the Company's achievement of certain specified financial targets.
(2) Amounts reflect certain assumed rates of appreciation for the term of the option as set forth in the executive compensation disclosure rules of the Securities and Exchange Commission and are not intended to forecast future appreciation of the Common Stock. Actual gains, if any, on stock option exercises depend on future performance of the Company's stock and overall market conditions. For each Named Executive Officer other than Mr. Tennant, at an annual rate of appreciation of 5% per year for the option term, the price of the Common Stock would be approximately $13.57 per share as of the expiration date, and for Mr. Tennant such price would be approximately $12.62 per share. For each Named Executive Officer other than Mr. Tennant, at an annual rate of appreciation of 10% per year for the option term, the price of the Common Stock would be approximately $21.61 per share as of the expiration date, and for Mr. Tennant such price would be approximately $20.10 per share.
(3) All of such options were granted under the Equity Plan (as defined below). The options granted under such plan are subject to repurchase provisions upon termination of employment. See "--Stock Options."
(4) 68,101 of Mr. Tennant's options were granted pursuant to a separate agreement with the Company, and the remaining 47,292 options were granted pursuant to the Equity Plan.
(5) Amounts for Mr. Tennant are calculated based on a weighted average exercise price of $7.75 per share.


                        FISCAL YEAR END OPTION VALUES

   The following table summarizes the number and value of all unexercised options held by the Named Executive Officers at the end of 1997. There were no options exercised in the Company's last fiscal year.


                                                      NUMBER OF
                                                      SECURITIES
                                                      UNDERLYING    VALUE OF UNEXERCISED
                         SHARES                      UNEXERCISED    IN-THE-MONEY OPTIONS
                      ACQUIRED ON                     OPTIONS AT     AT FISCAL YEAR END
NAME                    EXERCISE    VALUE REALIZED FISCAL YEAR END         ($)(1)
-------------------  ------------- --------------  --------------- ---------------------
                                                     EXERCISABLE/       EXERCISABLE/
                                                    UNEXERCISABLE       UNEXERCISABLE
Anthony J. Cuti.....       --             --       364,530/496,569       2,825,108/0
Gary Charboneau.....       --             --        56,013/141,877         306,443/0
Jerry M. Ray........       --             --        45,032/118,231         285,161/0
William J. Tennant         --             --        68,101/47,292           67,420/0
Joseph S. Lacko  ...       --             --        17,025/11,823          131,944/0


------------
(1) Assumes the value of the Common Stock as of December 27, 1997 is equal to $8.33 per share.

   Mr. Weston, the Company's former Chief Executive Officer, resigned from the Company effective as of February 28, 1997. In connection with Mr. Weston's severance from the Company and the Recapitalization, Mr. Weston received approximately $1.6 million from DLJMB and all of his unexercised options were effectively cancelled. In addition, Mr. Weston received approximately $412,000 from the Company during 1997, a portion of which was attributable to his 1995 and 1996 bonus and the remainder of which was attributable to severance payments.

COMPENSATION OF DIRECTORS

   Directors of the Company who are employees of the Company, DLJ or DLJMB or their respective subsidiaries are not compensated for serving as directors. Presently, the Company does not have directors who are not employees of the Company, DLJ or DLJMB ("Non-Employee Directors"). However, the Company plans to compensate future Non-Employee Directors with option grants for serving in such capacity and for serving on committees of the Board of Directors and to reimburse Non-Employee Directors for out-of-pocket expenses incurred in such capacity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


   Prior to the Offering, the Company did not have a compensation committee. Instead, compensation decisions regarding the Company's executive officers were made by the Board of Directors. Each executive officer of the Company has an employment agreement with the Company that establishes his annual compensation. See "--Employment Agreements."


EMPLOYMENT AGREEMENTS

   Effective June 18, 1997, the Company entered into an employment agreement with Anthony J. Cuti (the "Cuti Employment Agreement"). Pursuant to the Cuti Employment Agreement, Mr. Cuti serves as Chairman, President and Chief Executive Officer of the Company. The Cuti Employment Agreement provides for
(i) a base salary of $425,000 per year, which will increase to $500,000 in 1998 and $550,000 in 1999 if certain EBITDA targets (as defined in the Cuti Employment Agreement) are met and will increase every 18 months commencing July 1, 2001 by not less than the percentage increase in a designated consumer price index for such 18-month period, (ii) an annual incentive bonus of up to 200% of base salary based on certain EBITDA targets and (iii) participation in all benefit plans generally available to executive officers of the Company.


   Pursuant to the Cuti Employment Agreement and the Equity Plan described below, on June 18, 1997, Mr. Cuti was granted non-qualified stock options to purchase an aggregate of 496,569 shares of Common Stock at an exercise price of $8.33 per share. Subject to Mr. Cuti's continued employment with the Company, the options generally will become 100% vested on the eighth anniversary of the date of grant, but may vest sooner based on the Company's achievement of certain specified financial targets. Furthermore, the vesting of options will accelerate upon the occurrence of a Sale of the Company (as defined in the Cuti Employment Agreement) on or prior to December 30, 2001, based on the Company's achievement of specified financial targets prior to the date of any such Sale of the Company.


   The Cuti Employment Agreement provides that following the Offering, Mr. Cuti may generally only transfer up to 10% of his shares of Common Stock in each calendar year while he is an employee of the Company, except pursuant to certain rights and obligations (i) to transfer ("put") his shares to the Company upon termination of employment and (ii) to transfer shares in connection with certain transfers of Common Stock by DLJMBPII. The Cuti Employment Agreement also provides that Mr. Cuti will be given the opportunity to invest additional amounts in stock of the Company in the event that DLJMBPII invests new equity in the Company or creates an intrument that may be dilutive to Mr. Cuti's equity position relative to DLJMBPII.

   Mr. Cuti's initial term of employment is for three years and, unless terminated by notice of non-renewal by either the Company or Mr. Cuti, will continue thereafter for successive one-year periods. Pursuant to the Cuti Employment Agreement, if the Company terminates Mr. Cuti without "cause" (as defined in the Cuti Employment Agreement) or by notice of non-renewal or Mr. Cuti resigns with "good reason" (as defined in the Cuti Employment Agreement), Mr. Cuti will be entitled to continued base salary and incentive bonus payments (at the rate of two times base salary and bonus for the year prior to termination, which can be increased to three times base salary and bonus upon the occurrence of certain events, including a Sale of the Company) and employee benefits for a two year period, which, under certain circumstances, including Mr. Cuti's termination of employment prior to June 18, 2003 and within one year following a Sale of the Company, may be extended by one year. Additionally, the vesting of Mr. Cuti's options may accelerate upon such a termination of employment, based on the Company's financial performance prior to such termination and whether a Sale of the Company has occurred. The Cuti Employment Agreement also contains certain non-compete, non-solicitation and confidentiality provisions. See also "Certain Relationships and Related Transactions--Cuti Loan Agreement."


   The Company has also entered into agreements with Messrs. Charboneau and Ray and certain other executives that provide for their initial base salary as well as annual incentive bonuses based on certain EBITDA targets. Mr. Charboneau's employment agreement provides for an annual base salary of $220,000 and for additional increases from time to time as the Company may determine. Mr. Ray's employment agreement provides for an annual base salary of $150,000 and for additional increases from time to time as the Company may determine. Each of Messrs. Charboneau and Ray are entitled to severance payments equalling 12 months of their respective salaries if they are terminated without "cause" (as respectively defined in the agreements).

   The Company's agreement with Mr. Lacko provides for payment of an annual base salary of $150,000 as well as for payment of annual incentive bonuses based upon achievement of certain corporate and financial objectives. Mr. Lacko's agreement also provides for the grant of stock options to acquire an aggregate of 6,805 shares of Common Stock. These options vested on June 18, 1997 and have an exercise price of $8.33 per share. In addition, Mr. Lacko's agreement provides for 12 months of salary continuation in the event Mr. Lacko is terminated without cause.


   The Company's agreement with Mr. Tennant provides for payment of an annual base salary of $175,000 per year as well as for payment of annual incentive bonuses based upon achievement of certain financial targets. Mr. Tennant's agreement also provides for the grant of stock options to acquire an aggregate of 68,101 shares of Common Stock at an exercise price of $7.34 per share and for 12 months of salary continuation in the event Mr. Tennant is terminated without cause.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN


   The Company has established the Supplemental Executive Retirement Plan ("SERP"), an unfunded retirement plan that provides a lump sum benefit equal to the actuarial present value of a life annuity commencing at the later of age 65 or termination of employment for any reason other than for "cause." The SERP benefit is calculated as a percentage of a participant's Final Average Earnings (defined as the average base salary and bonus for the five years which produce the greatest amount multiplied by the participant's years of services with the Company). Currently, Mr. Cuti is the only SERP participant. Mr. Cuti's estimated SERP benefit, based on his annualized 1996 includable compensation and upon discount rates effective for termination of employment in December 1997, is estimated to be $619,000, if termination of employment occurs after 10 years when Mr. Cuti will be age 60 1/2, or $1,263,000 if termination of employment occurs after 14 1/2 years, when Mr. Cuti will be age 65. Pursuant to the Cuti Employment Agreement, the Company is required to set aside funds in a "rabbi trust" to pay Mr. Cuti's SERP benefit in specified circumstances, including a Sale of the Company, termination without "cause" and resignation for "good reason" (as respectively defined in the Cuti Employment Agreement). Furthermore, in the event of his termination without "cause" or by reason of the Company's non-renewal, his resignation for "good reason," or his death or disability, Mr. Cuti's SERP benefit will be calculated on the basis of 20 years of employment regardless of his actual number of years of employment with the Company (the present value of which was approximately $680,000 as of September 27, 1997).


STOCK OPTIONS

   1992 STOCK OPTION PLAN. The Board of Directors adopted and the Company's stockholders approved the 1992 Stock Option Plan (the "1992 Plan") in September 1992. Under the 1992 Plan, the

Board of Directors may grant to executive and other key employees of the Company nonqualified stock options to purchase up to an aggregate of 510,757 shares of Common Stock of the Company at exercise prices and terms specified by the Board of Directors.

   At September 27, 1997, there were outstanding nonqualified stock options issued under the 1992 Plan to purchase up to an aggregate of 281,657 shares of Common Stock of the Company at exercise prices ranging from $0.58 to $40.88 per share. The 1992 Plan will be frozen as to the future grants following the Offering. All options issued under the 1992 Plan are 100% vested.

   1997 EQUITY PARTICIPATION PLAN. As of June 18, 1997, the Board of Directors and stockholders of the Company approved the 1997 Equity Participation Plan (the "Equity Plan"). The Equity Plan has been administered by the Board of Directors and, following consummation of the Offering, will be administered by the Compensation Committee. The Board of Directors is authorized under the Equity Plan to select the individuals to whom awards will be made (the "Participants") and determine the terms and conditions of the awards under the Equity Plan. The Equity Plan provides that the Board of Directors may grant or issue stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments, and other stock related benefits, or any combination thereof, to any eligible employee or consultant. Each such award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award. An aggregate of 1,321,181 shares of Common Stock of the Company have been reserved for issuance under the Equity Plan, subject to certain adjustments reflecting changes in the Company's capitalization. The Equity Plan provides that no Participant may receive awards relating to more than 480,429 shares of Common Stock per year.

   SECTION 162(M) LIMITATION. In general, under Section 162(m) of the Code ("Section 162(m)"), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the Equity Plan will not be subject to Section 162(m) until the "Transition Date" which is defined as the earliest of (i) the material modification of the Equity Plan; (ii) the issuance of all Common Stock and other compensation that has been allocated under the Equity Plan; and (iii) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 2001. After the Transition Date, rights and awards granted under the Equity Plan will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights and awards are granted by an independent compensation committee, and such awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by the stockholders of the Company. The transition rule will also apply to base salary and bonus payments made pursuant to employment agreements in effect at the time of the Offering.

   The Board of Directors generally will have the power and authority to amend the Equity Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax law limitations (including rules and regulations of the New York Stock Exchange).

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DLJMB RELATIONSHIPS

   In connection with the Recapitalization, DLJMBPII and certain of its affiliates (the "DLJ Entities") purchased an aggregate of 9,383,423 shares of Common Stock, certain members of management retained an aggregate of 284,832 shares of Common Stock and certain other stockholders retained an aggregate of 589,577 shares of Common Stock. The aggregate purchase price for the shares acquired by the DLJ Entities was approximately $78.7 million or approximately $8.33 per share. Each of these shareholders other than members of management signed the Stockholders and Registration Rights Agreement. See "--Stockholders and Registration Rights Agreement." Mr. Jaffe and Ms. Arnaboldi, directors of the Company, are Managing Directors of DLJMB, and Mr. Nathanson, also a director of the Company, is a Managing Director of DLJ.

   On September 30, 1997, the Company entered into the Existing Credit Agreement in which DLJ Capital Funding, Inc., an affiliate of DLJMBPII, acted as the arranger and syndication agent. In connection with the Existing Credit Agreement, DLJ Capital Funding, Inc. received a customary funding fee of approximately $2.4 million.


   DLJ (one of the Underwriters and an affiliate of DLJMBPII) acted as financial advisor to the Company in connection with the structuring of the Recapitalization and received customary fees for such services of approximately $3.5 million and reimbursement for reasonable out-of-pocket expenses and affiliates of DLJ received standby commitment fees of approximately $1.2 million in connection with change of control offers for the Zero Coupon Notes and the Senior Notes, which were required as a result of the Recapitalization. The Company agreed to indemnify DLJ in connection with its acting as financial advisor. In addition, DLJ will receive its pro rata portion of the underwriters compensation set forth on the cover page of this Prospectus. DLJ is also serving as sole underwriter in connection with the Notes Offering and will receive an estimated $2.4 million of underwriting compensation payable in connection therewith. In addition, the DLJ Entities have granted an option to Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase an aggregate of up to 1,091,658 additional shares of Common Stock sold to cover over-allotments, if any. If such overallotment option is exercised in full, the total gross proceeds to such DLJ Entities will be $16.4 million (assuming an initial public offering price of $15.00 (the midpoint of the range set forth on the cover page of this Prospectus)). See "Principal and Selling Stockholders."


CUTI LOAN AGREEMENT

   Pursuant to the terms of the Cuti Employment Agreement and a Secured Loan Agreement and related agreements among Mr. Cuti, the Company and DLJ (the "Loan Documents"), on November 20, 1997, Mr. Cuti borrowed $1 million from DLJ (the "Loan"). The Loan is secured by Mr. Cuti's pledge to DLJ of his options granted under the Equity Plan and his option to purchase 496,569 shares of Common Stock, and all Common Stock and other proceeds payable upon exercise or other disposition thereof (the "Pledged Security"). The Loan is subject to interest at the Federal Mid-Term Rate as in effect from time to time and is generally payable in five equal installments commencing within 30 days after Mr. Cuti has the ability to receive cash in exchange for any of the Pledged Security. In addition, the Company may apply any amounts to which Mr. Cuti is entitled upon termination of employment to repayment of the Loan. The Cuti Employment Agreement and the Loan Documents further provide that in the event of termination of Mr. Cuti's employment by reason of termination by the Company without "cause" or the Company's non-renewal or his resignation with "good reason" (as such terms are defined in the Cuti Employment Agreement), the Company will reimburse Mr. Cuti for all interest accrued as of the date of such termination if the Company has achieved certain specified financial targets for the year prior to termination and the year of such termination. The Loan Documents permit DLJ to assign the Loan to certain of its affiliates, including the Company, and the Company is obligated pursuant to the Cuti Employment Agreement to assume the Loan from DLJ as soon as practicable after the Company and DLJ agree that the Company may do so.


OTHER RELATIONSHIPS

   The Company incurred aggregate fees owing to Credit Suisse First Boston for financial services rendered from March 1995 through the consummation of the Recapitalization in the aggregate amount of $3.6 million, of which $1.4 million was paid upon consummation of the Recapitalization and the remaining $2.2 million will become payable upon consummation of the Offering.

STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENT


   In connection with the Recapitalization, certain of the shareholders of the Company (the "Initial Shareholders") entered into a Stockholders and Registration Rights Agreement, pursuant to which the Company has granted the Initial Shareholders the right to cause the Company to register shares of Common Stock (the "registrable securities") under the Securities Act. Upon consummation of the Offering, 9,395,278 outstanding shares of Common Stock will constitute registrable securities and therefore will be eligible for registration pursuant to the Stockholders and Registration Rights Agreement. Under the terms of the Stockholders and Registration Rights Agreement, at any time after the one year anniversary date of the Offering, (i) the holders of at least a majority of the registrable securities held by the DLJ Entities can require the Company, subject to certain limitations, to file a registration statement under the Securities Act covering all or part of the registrable securities held by the DLJ Entities and (ii) the remaining Initial Shareholders can require the Company, subject to certain limitations, to file a registration statement covering all or part of the registrable securities held by such Initial Shareholders (each, a "demand registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the demand registrations. In addition, the Stockholders and Registration Rights Agreement provides the Initial Shareholders with "piggyback" registration rights, subject to certain limitations, whenever the Company files a registration statement on a registration form that can be used to register securities held by such Initial Shareholders.

                      PRINCIPAL AND SELLING STOCKHOLDERS



PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership (as defined by the regulations of the Securities and Exchange Commission) of the Company's Common Stock (which constitutes the only class of voting capital stock of the Company) by (i) each person known to the Company to be the beneficial owner of 5% or more of the Common Stock,
(ii) each director, (iii) each Named Executive Officer and (iv) all executive officers and directors as a group, based on data as of January 15, 1998.



                                                         SHARES BENEFICIALLY OWNED(1)
                                                    ---------------------------------------
                                                                  % OF CLASS   % OF CLASS
                                                                   PRIOR TO       AFTER
NAME                                                   SHARES      OFFERING    OFFERING(2)
--------------------------------------------------  ----------- ------------  ------------
DLJ Merchant Banking Partners II, L.P. and related
 investors(3)(4) ..................................  9,383,420       91.5%        55.32%
Anthony Cuti.......................................    364,530        3.6%          2.1%
David Jaffe(5) ....................................         --         --            --
Nicole S. Arnaboldi(5).............................         --         --            --
Andrew J. Nathanson(5) ............................         --         --            --
Gary Charboneau ...................................    259,464        2.5%          1.6%
Jerry M. Ray ......................................     85,722         *            *
William J. Tennant.................................     68,101         *            *
Joseph S. Lacko....................................     17,025         *            *
All executive officers and directors as a group
 (11 persons)(5) ..................................    815,996        8.0%          4.9%



------------
*      Less than one percent
(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of calculating the percentage of outstanding shares held by each person named above, any shares that such person has the right to acquire within 60 days after the date of this Prospectus are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.
(2)    Assumes no exercise of the Underwriters' overallotment option.


(3) Consists of 9,383,420 shares held directly by the following related investors, each of whom is affiliated with DLJ: DLJ Merchant Banking Partners II, L.P. ("DLJMBPII"), 5,910,855 shares; DLJ Merchant Banking Partners II-A, L.P., 235,398 shares; DLJ Offshore Partners II, C.V. ("DLJOPII"), 290,665 shares; DLJ Diversified Partners, L.P. ("DLJDP"), 345,575 shares; DLJ Diversified Partners-A, L.P. ("DLJDPA"), 128,335 shares; DLJMB Funding II, Inc. ("DLJMBFII"), 1,049,442 shares; DLJ Millennium Partners, L.P. ("Millennium"), 95,572 shares; DLJ Millennium Partners-A, L.P. ("Millennium-A"), 18,640 shares; DLJ EAB Partners, L.P. ("DLJEAB"), 26,539 shares; UK Investment Plan 1997 Partners ("UK Investment"), 156,390 shares; and DLJ First ESC L.P. ("DLJESC" and, collectively with the aforementioned entities, the "DLJMBPII Entities"), 1,126,010 shares. See "Certain Relationships and Related Transactions--DLJMB

       Relationships." The address of each of DLJMBPII, DLJMBIIA, DLJDP, DLJDPA, DLJMBFII, Millennium, Millennium-A, DLJEAB, and DLJ ESC is 277 Park Avenue, New York, New York 10172. The address of DLJOPII is c/o John B. Gorsiraweg, 14 Willemstad, Curacao, Netherlands Antilles. The address of UK Investment is 2121 Avenue of the Stars, Fox Plaza, Suite 3000, Los Angeles, California 90067. As a general partner of each of DLJMBPII, DLJMBIIA, DLJOPII, DLJDP, DLJDPA, DLJEAB, Millennium and Millennium-A, DLJMB may be deemed to beneficially own indirectly all of the shares held directly by DLJMBPII, DLJMBIIA, DLJOPII, DLJDP, DLJDPA, DLJEAB, Millennium and Millennium-A, and as the parent of each of DLJMB, DLJMBFII and DLJ LBO Plans Management Corporation (the general partner of DLJ ESC and UK Investment), Donaldson, Lufkin & Jenrette Inc., the parent of DLJ ("DLJ Inc.") may be deemed to beneficially own indirectly all of the shares held by DLJMBPII, DLJMBIIA, DLJOPII, DLJDP, DLJDPA, DLJEAB, Millennium, Millennium-A, DLJMBFII, DLJ ESC and UK Investment. The address of DLJ Merchant Banking, Inc. is 277 Park Avenue, New York, New York 10172.

(4) In the event that DLJMBPII Entities sell all of the shares of Common Stock eligible to be sold pursuant to the Underwriters' overallotment option, such entities will beneficially own approximately 48.9% of the Common Stock outstanding after the Offering. See "--Selling Stockholders."

(5) Mr. Nathanson is a Managing Director of DLJ and as a result may be deemed to beneficially own the shares of Common Stock held by the DLJMBPII Entities. Mr. Nathanson expressly disclaims beneficial ownership of such shares of Common Stock. Nicole Arnaboldi and David Jaffe are managing directors of DLJMB and DLJ Diversified Partners, Inc. ("DLJDPI"). DLJMB is the managing general partner of DLJMBII, DLJMBIIA, DLJOPII, Millennium and Millennium-A. DLJDPI is the managing general partner of DLJDP and DLJDPA. As a result, Ms. Arnaboldi and Mr. Jaffe may be deemed to beneficially own the shares of Common Stock held by each of DLJMBPII, DLJMBIIA, DLJOPII, DLJDP, DLJDPA, Millennium, Millennium-A. Ms. Arnaboldi and Mr. Jaffe expressly disclaim beneficial ownership of such shares of Common Stock.

SELLING STOCKHOLDERS

   The following table assumes the Underwrtiers' over-allotment option is exercised in full and sets forth certain information with respect to the Common Stock held by each Selling Stockholder and the DLJMBPII Entities, other than as set forth above, as of February 5, 1998 and as adjusted to reflect the sale of 1,669,376 shares by the Selling Stockholders and the DLJMBPII Entities in the Offering. Prior to the Recapitalization, BCIP Associates, BCIP Trust Associates, L.P. and Tyler Capital Fund, L.P., affiliates of Bain Capital, were affiliates of the Company. Bruce L. Weitz is a former Chief Executive Officer of the Company.

                                                                                BENEFICIAL
                                    BENEFICIAL OWNERSHIP   SHARES BEING          OWNERSHIP
                                     PRIOR TO OFFERINGS       OFFERED         AFTER OFFERING
                                   ---------------------- -------------- -----------------------
NAME                                  SHARES     PERCENT                    SHARES      PERCENT
---------------------------------  ----------- ---------                 -----------  ----------
DLJ Merchant Banking Partners II,
 L.P. ............................  5,910,855     59.3%       687,663(1)   5,223,192     30.8%
DLJ Merchant Banking Partners
 II-A, L.P. ......................    235,398      2.4%        27,386(1)     208,012      1.2%
DLJ Offshore Partners II, C.V.  ..    290,665      2.9%        33,816(1)     256,849      1.5%
DLJ Diversified Partners, L.P.  ..    345,575      3.5%        40,204(1)     305,371      1.8%
DLJ Diversified Partners-A, L.P.      128,335      1.3%        14,930(1)     113,405       *
DLJMB Funding II, Inc. ...........  1,049,442     11.5%       133,008(1)     927,351      5.5%
DLJ EAB Partners, L.P. ...........     26,539       *           3,087(1)      23,452       *
UK Investment Plan 1997 Partners      156,390      1.6%        18,194(1)     138,196       *
DLJ First ESC L.L.C. .............  1,126,010     10.3%       120,082(1)     995,011      5.9%
DLJ Millennium Partners-A, L.P.  .     18,640       *           2,169(1)      16,471       *
DLJ Millennium Partners, L.P.  ...     95,572       *          11,119(1)      84,453       *
BCIP Associates ..................     18,431       *          18,431              0      --
BCIP Trust Associates, L.P. ......      3,948       *           3,948              0      --
Tyler Capital Fund, L.P. .........    276,038      2.7%       276,038              0      --
BT Investment Partners, Inc.  ....     32,821       *          32,821              0      --
Continental Assurance Company on
 behalf of its Separate Account
 Continental Assurance Company
 Pension Investment Fund .........      8,689       *           8,688              0      --
Muico & Co. ......................     21,880       *          21,880              0      --
Thomas Stemberg ..................        282       *             282              0      --
The Marion Trust .................      5,744       *           5,744              0      --
Ford Leasing Corporation .........      6,435       *           6,435              0      --
Bruce L. Weitz ...................    203,451      2.0%       203,451              0      --

------------
 *   Less than one percent
(1) Maximum number of shares to be sold in connection with the exercise of the Underwriters' over-allotment option.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CREDIT AGREEMENT

   In connection with the Refinancing Plan, the Company will enter into the New Credit Agreement pursuant to which DLJ Capital Funding, Inc., an affiliate of DLJ, will act as an arranger and syndication agent, and a financial institution to be determined will act as administrative agent. The New Credit Agreement is expected to provide for total lending commitments of up to $160.0 million. The New Credit Agreement will be comprised of (i) a Revolving Credit Facility of up to $30.0 million, which includes borrowing capacity available for letters of credit and for same-day notice swingline loans in amounts to be agreed upon, (ii) Tranche A Term Loans of up to $50.0 million and (iii) Tranche B Term Loans of up to $80.0 million. Borrowings under the New Credit Agreement, together with the proceeds of the Offering and the Notes Offering, will be used to repay the Company's existing indebtedness as described under "Use of Proceeds." The proceeds of loans under the New Credit Agreement may also be used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

   Borrowings under the New Credit Agreement, like the Company's Existing Credit Agreement, will bear interest annually, at the Company's option, at the rate based on either (i) an "Alternate Base Rate" (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.5%, or the administrative agent's prime lending rate) plus (a) in the case of Tranche A Term Loans or revolving credit loans, 1.5% or (b) in the case of Tranche B Term Loans, 2.0% or (ii) a reserve-adjusted "LIBO" rate, plus (x) in the case of Tranche A Term Loans or revolving credit loans, 2.5% or (y) in the case of Tranche B Term Loans, 3.0%. Margins set forth for Tranche A Term Loans and revolving credit loans will be subject to certain performance-based reductions occurring not earlier than six months from the closing date of the New Credit Agreement. In addition, the Company must pay a fee on the face amount of each letter of credit outstanding at a rate equal to the LIBO margin.

   Borrowings under the New Credit Agreement will be guaranteed by, and secured by a pledge of all of the capital stock and assets of, the Company's subsidiaries.

   The New Credit Agreement will contain various covenants that limit or restrict, among other things, subject to certain exceptions, the incurrence of indebtedness, the creation of liens, transactions with affiliates, restricted payments, investments and acquisitions, mergers, consolidations, dissolutions, asset sales, dividends, distributions, and certain other transactions and business activities by the Company.

NEW SENIOR SUBORDINATED NOTES

   Upon consummation of the Notes Offering, the Company will have outstanding $80.0 million aggregate principal amount of New Senior Subordinated Notes,
which will bear interest at a rate of    % per annum, payable semi-annually
in arrears on each     and    . The New Senior Subordinated

Notes will mature on    , 2008. The New Senior Subordinated Notes will
represent senior subordinated unsecured obligations of the Company. The Company's payment obligations under the New Senior Subordinated Notes will be guaranteed on a senior subordinated basis by all of the Company's present and future subsidiaries.


   The New Senior Subordinated Notes will not be redeemable at the option of
the Company prior to    , 2003, except that prior to    , 2001 the Company
will be permitted to redeem up to 35% of the New Senior Subordinated Notes at
a redemption price of    % of the principal amount thereof, plus accrued and
unpaid interest, if any, with the net proceeds of one or more public or private sales of common stock or preferred stock of the Company, provided that at least 65% of the New Senior Subordinated Notes remain outstanding immediately after the occurrence of any such redemption. At any time on or
after    , 2003, the New Senior Subordinated Notes will be redeemable at the option of the Company, in whole or in part, at a premium declining ratably to
par on    , 2006.


   The New Senior Subordinated Note Indenture will provide that, in the event of a Change of Control (as defined in the New Senior Subordinated Note Indenture) of the Company, the Company will be required to make an offer to purchase in cash all or any part of the outstanding New Senior Subordinated Notes at a price of 101% of the aggregate principal amount thereof.

   The New Senior Subordinated Note Indenture contains restrictive covenants that, among other things, impose limitations on the ability of the Company and its subsidiaries (i) to incur additional indebtedness, (ii) to merge, consolidate or sell or dispose of all or substantially all of its assets,
(iii) to issue certain preferred stock, pay cash dividends or make other distributions on account of the Company's equity interests, repurchase equity interests or subordinated indebtedness and make certain other restricted payments, (iv) to create certain liens, (v) to enter into transactions with affiliates and (vi) to sell assets.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

   Upon completion of the Offering, the total amount of authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Upon completion of the Offering, 16,957,832 shares of Common Stock will be outstanding and no shares of Preferred Stock will be outstanding. Unless otherwise noted, the discussion herein describes the Company's capital stock, the Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated Bylaws (the "Bylaws") as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Restated Certificate and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK


   The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered hereby will, upon payment therefor, be validly issued, fully paid and nonassessable. Subject to the rights of the holders of any shares of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to receive on pro rata basis the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the preferential rights of any holders of Preferred Stock.

   The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "DRD."

PREFERRED STOCK

   The Board of Directors has the authority, without further action of the shareholders of the Company, to issue up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series.

   The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying, or preventing a change in control of the Company.

CERTAIN PROVISIONS OF THE BYLAWS

   The Bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors, the President, or the Board of Directors of the Company and that no business shall be transacted and no corporate action may be taken at a special meeting of shareholders other than as stated in the notice of the meeting. The Bylaws also provide that the only business that may be brought before an annual meeting of shareholders is limited to matters (i) brought before the meeting at the direction of the Board of Directors or (ii) specified in a written notice given by or on behalf of a shareholder of the Company in accordance with certain procedural requirements specified in the Bylaws. These provisions could have the effect of delaying shareholder actions that are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be unable to call a special meeting of shareholders to take action as a shareholder (such as electing new directors or approving a merger).

SECTION 203 OF DELAWARE LAW

   Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

   The Restated Certificate provides that, to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholder derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent conduct). This provision does not, however, exonerate the directors from liability under federal securities laws or for (i) breach of a director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) certain willful or negligent acts in connection with the payment of dividends or the repurchase or redemption of securities, or (iv) any transaction from which the director derived an improper personal benefit. The Bylaws provide for indemnification of the officers and directors of the Company to the fullest extent permitted by applicable law.

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Common Stock will be BankBoston,
N.A.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock.

   Upon the closing of the Offering, there will be 16,957,832 shares of Common Stock outstanding. All of the shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144. All of the outstanding shares have not been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available.


   In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above, and beginning 180 days after completion of the Offering, up to 52,454 shares of Common Stock will be eligible for sale without regard to such volume limitations.

   Certain of the Company's stockholders, officers and directors have agreed that they will not, without the prior written consent of DLJ on behalf of the Underwriters, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date hereof. An aggregate of 8,544,920 outstanding shares of Common Stock are subject to such agreement.


REGISTRATION RIGHTS

   Pursuant to the Stockholders and Registration Rights Agreement, the Company has granted the Initial Shareholders the right to cause the Company to register shares of Common Stock (the "registrable securities") under the Securities Act. Upon consummation of the Offering, 10,257,832 outstanding shares of Common Stock will constitute registrable securities and therefore will be eligible for registration pursuant to the Stockholders and Registration Rights Agreement. Under the terms of the Stockholders and Registration Rights Agreement, at any time after the one year anniversary date of the Offering,
(i) the holders of at least a majority of the registrable securities held by the DLJ Entities can require the Company, subject to certain limitations, to file a registration statement under the Securities Act covering all or part of the registrable securities held by the DLJ Entities and (ii) the remaining Initial Shareholders can require the Company, subject to certain limitations, to file a registration statement covering all or part of the registrable securities held by such Initial Shareholders (each, a "demand registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the demand registrations. In addition, the Stockholders and Registration Rights Agreement provides the Initial Shareholders with "piggyback" registration rights, subject to certain limitations, whenever the Company files a registration statement on a registration form that can be used to register the securities held by such Initial Shareholders.

                                 UNDERWRITING

   Subject to the terms and conditions contained in the Underwriting
Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom DLJ, Goldman, Sachs & Co. and Smith Barney Inc. are acting as representatives and the Selling Stockholders (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 7,277,717 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                            NUMBER OF
UNDERWRITERS                                                  SHARES
Donaldson, Lufkin & Jenrette Securities Corporation  ....
Goldman, Sachs & Co. ....................................
Smith Barney Inc.........................................

                                                          -------------
 Total ..................................................   7,277,717
                                                          =============

   The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

   The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at
such price less a concession not in excess of $   per share of Common Stock.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $   per share of Common Stock on sales to any other Underwriter or certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


   The DLJMBPII Entities have granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,091,658 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, net of underwriting discounts and commissions. Such option may be exercised at any time until 30 days after the date of this Prospectus for the purpose of covering over-allotments, if any. To the extent that the Representatives exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


   The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders, including the DLJMBPII Entities.


   At the Company's request, the Underwriters have reserved up to 5% of the shares offered hereby for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

   The Company and certain of its shareholders, officers, directors and employees, have agreed, subject to certain exceptions, not to directly or indirectly sell, offer to sell, grant any option for the sale of or otherwise dispose of (or transfer any portion of the economic consequences associated with the ownership of) any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or demand or exercise any registration rights with respect to such securities, in each case, without the prior written consent of DLJ, on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

   Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes and assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

   The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "DRD."

   The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.


   In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may discontinue these activities at any time.


   Under Rule 2720 of the Conduct Rules of the NASD ("Rule 2720"), the Company is considered an affiliate of DLJ. This Offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the public offering price per share can be no lower than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, Goldman, Sachs & Co. has assumed the responsibilities of acting as QIU and will recommend a public offering price for the Common Stock in compliance with the requirements of Rule 2720. In connection with the Offering, Goldman, Sachs & Co. is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. As compensation for the services of Goldman, Sachs & Co. as QIU, the Company has agreed to pay $10,000 to Goldman, Sachs & Co.


   DLJ is also acting as the underwriter in connection with the Notes Offering and will receive customary discounts and commissions in connection therewith. DLJ Capital Funding, Inc. is one of the lenders under the Existing Credit Agreement. The proceeds of the Offering, together with the proceeds from the New Credit Agreement, are being used to effect the Refinancing Plan, including the repayment of the Existing Credit Agreement. DLJ Capital Funding, Inc., an affiliate of DLJ, is expected to act as syndication agent and be a lender under the New Credit Agreement. From time to time, DLJ provides investment banking services to the Company, for which it receives customary compensation. See "Certain Relationships and Related Transactions."

                                LEGAL MATTERS


   The validity of the Common Stock being offered by the Company and by certain Selling Stockholders and certain other legal matters relating to the Offering will be passed upon for the Company by Latham & Watkins, New York, New York. Latham & Watkins also represented DLJMBPII in connection with the Recapitalization. Certain legal matters on behalf of certain Selling Stockholders will be passed upon be Kirkland & Ellis, New York, New York. Certain partners of Kirkland & Ellis own less than one percent of the Common Stock. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Weil, Gotshal & Manges LLP, New York, New York.



                                   EXPERTS


   The consolidated financial statements of the Company as of December 30, 1995 and December 28, 1996 and for each of the 52 week periods ended December 31, 1994, December 30, 1995 and December 28, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                            ADDITIONAL INFORMATION

   The Company has filed the Registration Statement on Form S-1 with respect to the Common Stock being offered hereby with the Commission under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information with respect to companies that file documents electronically with the Commission. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                        INDEX TO FINANCIAL STATEMENTS

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

                                                                                            PAGE
                                                                                          --------
Report of Independent Accountants .......................................................    F-2
Consolidated Balance Sheets as of December 30, 1995 and December 28, 1996  ..............    F-3
Consolidated Statements of Operations for each of the 52 weeks ended December 31, 1994,
 December 30, 1995 and December 28, 1996.................................................    F-4
Consolidated Statements of Stockholders' Equity (Deficiency) for each of the 52 weeks
 ended December 31, 1994, December 30, 1995 and December 28, 1996........................    F-5
Consolidated Statements of Cash Flows for each of the 52 weeks ended December 31, 1994,
 December 30, 1995 and December 28, 1996.................................................    F-6
Notes to Consolidated Financial Statements ..............................................    F-7
Consolidated Balance Sheet as of September 27, 1997 (Unaudited)..........................   F-16
Consolidated Statements of Operations for each of the 39 weeks ended September 28, 1996
 and September 27, 1997 (Unaudited)......................................................   F-17
Consolidated Statement of Stockholders' Equity (Deficiency) for the 39 weeks ended
 September 27, 1997 (Unaudited)..........................................................   F-18
Consolidated Statements of Cash Flows for the 39 weeks ended September 28, 1996 and
 September 27, 1997 (Unaudited)..........................................................   F-19
Notes to Consolidated Financial Statements (Unaudited) ..................................   F-20

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Duane Reade Holding Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows present fairly, in all material respects, the financial position of Duane Reade Holding Corp. ("Holdings") and its subsidiaries at December 30, 1995 and December 28, 1996 and the results of their operations and their cash flows for each of the 52 week periods ended December 31, 1994, December 30, 1995 and December 28, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Holdings' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
New York, New York
February 18, 1997, except as to the recapitalization and reverse stock split described in Note 12 and net loss per common share described in Note 1 which are as of January 14, 1998

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                       DECEMBER 30,    DECEMBER 28,
                                                                           1995            1996
                                                                      -------------- --------------
ASSETS
Current assets
 Cash................................................................    $  2,133        $    216
 Government securities ..............................................          44              --
 Receivables ........................................................       5,740           7,171
 Inventories ........................................................      43,147          47,914
 Prepaid expenses ...................................................       1,355           1,165
                                                                      -------------- --------------
 TOTAL CURRENT ASSETS ...............................................      52,419          56,466
Property and equipment, net .........................................      24,832          23,065
Goodwill, net of accumulated amortization of $11,306 and $14,785  ...     127,848         124,369
Covenants not to compete, net of accumulated amortization of $48,660
 and $60,000 ........................................................      11,340              --
Other assets ........................................................      19,421          18,576
                                                                      -------------- --------------
  TOTAL ASSETS ......................................................    $235,860        $222,476
                                                                      ============== ==============
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
 Accounts payable....................................................    $ 20,427        $ 20,015
 Accrued interest ...................................................       3,797           3,873
 Other accrued expenses .............................................       6,102           8,157
 Current portion of long-term debt ..................................       5,625          12,000
 Current portion of capital lease obligations .......................       2,769           2,504
                                                                      -------------- --------------
  TOTAL CURRENT LIABILITIES .........................................      38,720          46,549
Senior debt, less current portion ...................................     163,475         149,975
Subordinated zero coupon debt, net of unamortized discount of
 $55,148 and $43,899 ................................................      68,232          79,481
Capital lease obligations, less current portion .....................       4,003           1,697
Other non-current liabilities .......................................       2,626           4,170
                                                                      -------------- --------------
  TOTAL LIABILITIES .................................................     277,056         281,872
                                                                      -------------- --------------
Commitments and Contingencies (Note 8)
Stockholders' deficiency
 Common stock, $0.01 par; authorized 30,000,000 shares; issued and
  outstanding 10,184,565 and 10,062,497 shares ......................         102             101
 Paid-in-capital ....................................................      24,909          24,564
 Accumulated deficit ................................................     (66,207)        (84,061)
                                                                      -------------- --------------
  TOTAL STOCKHOLDERS' DEFICIENCY ....................................     (41,196)        (59,396)
                                                                      -------------- --------------
  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY ....................    $235,860        $222,476
                                                                      ============== ==============

   The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           FOR THE 52 WEEKS ENDED
                                               ----------------------------------------------
                                                DECEMBER 31,    DECEMBER 30,   DECEMBER 28,
                                                    1994            1995           1996
                                               -------------- --------------  --------------
Net sales ....................................    $281,103        $336,922       $381,466
Cost of sales ................................     209,678         259,827        288,505
                                               -------------- --------------  --------------
Gross profit .................................      71,425          77,095         92,961
                                               -------------- --------------  --------------
Selling, general and administrative expenses        39,741          50,326         59,048
Amortization .................................      18,238          11,579         16,217
Depreciation .................................       1,184           1,929          3,015
Store pre-opening expenses ...................       1,220           1,095            139
                                               -------------- --------------  --------------
                                                    60,383          64,929         78,419
                                               -------------- --------------  --------------
Operating income .............................      11,042          12,166         14,542
Interest expense, net ........................      27,480          30,224         32,396
                                               -------------- --------------  --------------
Loss before income taxes .....................     (16,438)        (18,058)       (17,854)
Income taxes .................................          --              --             --
                                               -------------- --------------  --------------
 NET LOSS.....................................    $(16,438)       $(18,058)      $(17,854)
                                               ============== ==============  ==============
 NET LOSS PER COMMON SHARE....................    $  (1.55)       $  (1.70)      $  (1.69)
                                               ============== ==============  ==============
 WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING.................................      10,633          10,650         10,575
                                               ============== ==============  ==============
















   The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                  COMMON STOCK
                             ----------------------  PAID-IN    ACCUMULATED
                                SHARES      AMOUNT   CAPITAL      DEFICIT       TOTAL
                             ------------ --------   -------    -----------     -----
Balance , January 1, 1994  .  10,154,041     $102    $24,852     $(31,711)    $ (6,757)
Sale of common stock to
 executives ................      10,173       --         25           --           25
Net loss ...................          --       --         --      (16,438)     (16,438)
                             ------------ --------  --------- -------------  ----------
Balance, December 31, 1994    10,164,214      102     24,877      (48,149)     (23,170)
Sale of common stock to
 executives ................      40,692       --        100           --          100
Repurchase of common stock       (20,341)      --        (68)          --          (68)
Net loss ...................          --       --         --      (18,058)     (18,058)
                             ------------ --------  --------- -------------  ----------
Balance, December 30, 1995    10,184,565      102     24,909      (66,207)     (41,196)
Repurchase of common stock      (122,068)      (1)      (345)          --         (346)
Net loss ...................          --       --         --      (17,854)     (17,854)
                             ------------ --------  --------- -------------  ----------
Balance, December 28, 1996    10,062,497     $101    $24,564     $(84,061)    $(59,396)
                             ============ ========  ========= =============  ==========
















  The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                           FOR THE 52 WEEKS ENDED
                                               ----------------------------------------------
                                                DECEMBER 31,    DECEMBER 30,   DECEMBER 28,
                                                    1994            1995           1996
                                               -------------- --------------  --------------
Cash flows from operating activities:
 Net loss.....................................    $(16,438)       $(18,058)      $(17,854)
 Adjustments to reconcile net loss to net
  cash provided by operating activities  .....
   Depreciation and amortization of property
    and equipment ............................       1,184           1,929          3,015
   Amortization of goodwill and other
    intangibles ..............................      20,646          13,940         18,897
   Accretion of principal of zero coupon debt        8,282           9,628         11,249
   Other .....................................         724           1,769          1,526
  Changes in operating assets and liabilities
   Receivables ...............................        (225)         (1,962)        (1,431)
   Inventories ...............................      (4,838)         (6,745)        (4,767)
   Accounts payable ..........................       5,716           7,382           (412)
   Prepaid and accrued expenses ..............        (110)           (658)         2,321
  Increase in other assets (liabilities)--net          356            (491)            51
                                               -------------- --------------  --------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES  .      15,297           6,734         12,595
                                               -------------- --------------  --------------
Cash flows from investing activities:
 Capital expenditures ........................      (9,947)         (6,868)        (1,247)
 Systems development costs ...................      (2,425)         (6,268)        (2,566)
 Sale of government securities--net  .........       1,134             382             44
                                               -------------- --------------  --------------
  NET CASH USED IN INVESTING ACTIVITIES  .....     (11,238)        (12,754)        (3,769)
                                               -------------- --------------  --------------
Cash flows from financing activities:
 Financing costs .............................          --            (885)          (952)
 Repayments of term loan .....................      (8,000)        (15,000)        (5,625)
 Proceeds from issuance of long-term debt  ...          --          15,000             --
 Net (repayments) borrowings--Revolving
  credit .....................................          --           4,000         (1,500)
 Proceeds from issuance of stock .............          --              25             --
 Repurchase of stock .........................          --             (68)           (95)
 Capital lease financing .....................       5,492           4,329            274
 Repayments of capital lease obligations  ....        (432)         (2,617)        (2,845)
                                               -------------- --------------  --------------
  NET CASH (USED IN) PROVIDED BY FINANCING
   ACTIVITIES ................................      (2,940)          4,784        (10,743)
                                               -------------- --------------  --------------
 Net increase (decrease) in cash .............       1,119          (1,236)        (1,917)
 Cash at beginning of year ...................       2,250           3,369          2,133
                                               -------------- --------------  --------------
 Cash at end of year..........................    $  3,369        $  2,133       $    216
                                               ============== ==============  ==============
 Supplementary disclosures of cash flow
  information ................................
  Cash paid for interest......................    $ 16,969        $ 18,298       $ 18,391
                                               ============== ==============  ==============

  The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Duane Reade Holding Corp. ("Holdings") was formed on June 16, 1992 for the purpose of acquiring Daboco, Inc. ("Daboco"). The acquisition took place on September 25, 1992. Daboco and Duane Reade Inc. ("DR Inc."), a subsidiary of Daboco, are general partners in Duane Reade, which operates a chain of retail drug stores (60 at December 28, 1996) in the New York City area.

   Significant accounting policies followed in the preparation of the consolidated financial statements are as follows:

   PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Holdings, Daboco, DR Inc. and Duane Reade (collectively, the "Company"). All intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform with the current presentation.

   REPORTING YEAR: The fiscal year for the Company is the 52/53 week reporting period ending on the last Saturday in December.


   RECEIVABLES: Receivables consist primarily of amounts due from various insurance companies and governmental agencies under third party payment plans for prescription sales and amounts due from vendors, a majority of which relate to promotional programs. The Company has not provided an allowance for doubtful accounts as its historical write-offs have been immaterial. The Company reflects promotional allowances from vendors as income when such allowances are earned.

   INVENTORIES AND COST OF SALES: Substantially all inventories are stated at the lower of cost, determined pursuant to the last-in, first-out retail dollar value method (LIFO), or market. When appropriate, provision is made for obsolete, slow-moving or damaged inventory. If current cost had been used, inventories at December 30, 1995 and December 28, 1996 would not be materially different from the amounts reflected on the accompanying balance sheets. Cost of sales includes distribution and occupancy costs.


   PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of assets as follows:

Buildings and improvements ............ 30 years
Furniture, fixtures and equipment  .... 5-10 years
Leasehold improvements ................ Life of lease or, if shorter, asset
Property under capital leases.......... 7 years


   OTHER ASSETS: Deferred financing costs arose in connection with borrowings under the Term Loan and with the issuance of the Senior Notes and the Zero Coupon Notes and are amortized using the straight-line method, the results of which are not materially different from the interest method, over the term of the respective debt issue.

   Systems development costs, consisting principally of costs relating to the new management information systems, are amortized using the straight-line method commencing in 1996 over a period of seven years.

   INTANGIBLE ASSETS: In September 1992, Holdings and Duane Reade entered into agreements with certain former members of management of Duane Reade, former shareholders of Daboco and shareholders of former partners of Duane Reade (collectively, the "Group") precluding such persons from competing with the operations of Duane Reade for a period of five years. The covenants not to compete were recorded at acquisition cost and were being amortized over the period of benefit using an accelerated method. During the first quarter of 1997, Holdings and Duane Reade entered into agreements

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES in which the Company received consideration from the Group to terminate the non-compete agreements. In accordance with APB Opinion No. 17, Intangible Assets, the remaining carrying value of the non-compete agreements of $4.86 million as of December 28, 1996 was written off and has been included in the accompanying consolidated statement of operations as amortization expense.

   Goodwill is amortized on the straight-line method over 40 years. The carrying value of goodwill is periodically reviewed and evaluated by the Company based principally on its expected future undiscounted operating cash flows. Should such evaluation result in the Company concluding that the carrying amount of goodwill has been impaired, an appropriate write-down would be made.

   PRE-OPENING EXPENSES: Store pre-opening costs, other than capital expenditures, are expensed when incurred.

   INCOME TAXES: Income taxes are accounted for under the liability method prescribed by Statement of Financial Accounting Standards No. 109.

   RECENTLY ISSUED ACCOUNTING STANDARDS: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128") which requires the presentation of basic and diluted earnings per share in a company's financial statements for reporting periods ending subsequent to December 15, 1997. Early adoption of FAS 128 is not permitted. The adoption of FAS 128 is not expected to have material impact on the Company's consolidated financial statements.

   ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ from those estimates.

   NET LOSS PER COMMON SHARE: Net loss per common share is based on the weighted average shares outstanding during each period (10,632,936 for the 52 weeks ended December 31, 1994, 10,649,895 for the 52 weeks ended December 30, 1995 and 10,575,299 for the 52 weeks ended December 28, 1996). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, options granted with exercise prices below the estimated initial public offering price during the 12 month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of net loss per common share, using the treasury stock method based on the estimated initial public offering price of $15.00 per share, as if the options were outstanding for all periods presented.

2. PROPERTY AND EQUIPMENT

   Property and equipment are summarized as follows (in thousands):

                                                  DECEMBER 30,    DECEMBER 28,
                                                      1995            1996
                                                 -------------- --------------
Land............................................     $   489        $   489
Buildings and building improvements ............       4,514          4,523
Furniture, fixtures and equipment ..............       6,261          6,881
Leasehold improvements .........................      12,684         13,134
Property under capital leases ..................       4,894          5,063
                                                 -------------- --------------
                                                      28,842         30,090
Less--Accumulated depreciation and amortization        4,010          7,025
                                                 -------------- --------------
                                                     $24,832        $23,065
                                                 ============== ==============

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

3. OTHER ASSETS

   Other assets are summarized as follows (in thousands):

                                                                      DECEMBER 30,    DECEMBER 28,
                                                                          1995            1996
                                                                     -------------- --------------
Deferred financing costs (net of accumulated amortization of $7,737
 and $10,417).......................................................     $ 9,539        $ 7,811
Systems and integration costs (net of accumulated amortization of
 $0 and $1,461) ....................................................       8,693          9,798
Other ..............................................................       1,189            967
                                                                     -------------- --------------
                                                                         $19,421        $18,576
                                                                     ============== ==============


4. DEBT

   Long-term debt consists of the following (in thousands):

                                               DECEMBER 30,    DECEMBER 28,
                                                   1995            1996
                                              -------------- --------------
Senior debt
 Term loan facility (A)......................    $ 75,100        $ 69,475
 Notes payable bank--revolving credit (A)  ..       4,000           2,500
 12% Senior Notes due September 15, 2002 (B)       90,000          90,000
Subordinated debt
 15% Senior Subordinated Zero Coupon Notes
  due
  September 15, 2004 (C) ....................      68,232          79,481
                                              -------------- --------------
                                                  237,332         241,456
 Less--Current portion ......................       5,625          12,000
                                              -------------- --------------
                                                 $231,707        $229,456
                                              ============== ==============


(A) Outstanding balances under a Credit Agreement dated as of September 24, 1992, as amended, with a syndicate of lending institutions bear interest at floating rates, which at December 28, 1996 averaged 9.0%. In addition to the term loans, the Credit Agreement provides for a revolving credit facility of $10.0 million (less amounts of letters of credit issued under the Credit Agreement) which may be used for general corporate purposes and which expires on September 30, 1998. As of December 28, 1996, the borrowings outstanding under the revolving credit facility were $2.5 million (classified as a noncurrent liability) and $0.2 million in letters of credit had been issued, leaving $7.3 million available for borrowing.

   On March 23, 1995, the Credit Agreement, which provided an A Term loan and a B Term loan, was amended providing the Company with a new Term loan (the "C Term Loan") of $15.0 million and increasing the Company's existing capital expenditure limits for its store expansion program.

   The proceeds of such borrowing were used to prepay all amounts due under the A Term Loan due during 1995 ($13.0 million) and a portion ($2.0 million) of the payment due under the A Term Loan on March 31, 1996.

   In 1996, the Credit Agreement was further amended providing for the postponement of $2.5 million of principal payments due during 1997 until 1998 and $10.0 million of principal payments due during 1998 until 1999.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

    At December 28, 1996, the aggregate principal amount of the term loan matures during the fiscal year as follows (in thousands):

1997 ...  $12,000
1998 ...   17,625
1999 ...   25,150
2000 ...   14,700
2001 ...       --
         ---------
          $69,475
         =========


   Subject to certain conditions, voluntary prepayments of the Term Loan are permitted without premium or penalty. Mandatory prepayments are required with respect to asset sales, permitted issuance of debt or equity and 75% of excess cash flows, as defined in the Credit Agreement, as amended. For the 52 weeks ended December 31, 1994, December 30, 1995 and December 28, 1996, there were no voluntary or mandatory prepayments.

   Obligations under the Credit Agreement are secured by a pledge of all of Duane Reade's tangible and intangible assets and are guaranteed by its partners, Daboco and DR Inc., which have pledged 100% of their partnership interests in support of such guarantees. The guarantees are joint and several and full and unconditional. The Credit Agreement contains restrictions on indebtedness, asset sales, dividends and other distributions, capital expenditures, transactions with affiliates and other unrelated business activities. Financial performance covenants include interest coverage, leverage ratio, minimum earnings and working capital levels. In 1996, the Company obtained an Amendment revising certain covenant requirements and limiting capital expenditures. At December 28, 1996, the Company is in compliance with all of the covenants in the Credit Agreement.

   (B) On September 25, 1992, Duane Reade issued $90,000,000 aggregate principal amount of 12% Senior Notes due September 15, 2002, at face value. Interest is payable at 12% semiannually. The Senior Notes are guaranteed by Daboco and DR Inc. All of Daboco's assets are pledged to secure indebtedness under the Credit Agreement discussed in (A) above. As a result, such indebtedness will have claim on those assets that is prior to the claim of holders of the Senior Notes. To the extent that the amount of senior indebtedness exceeds the value of the collateral securing such indebtedness, the Senior Notes will rank pari passu with the Term Loans.

   Duane Reade is required to make a sinking fund payment on September 15, 2001 sufficient to retire 50% of the aggregate principal amount of Senior Notes originally issued. The Senior Notes are subject to redemption at the option of the issuer at 104.5% of par, plus accrued interest, at the end of 1997, declining to par, plus accrued interest, at the end of 2000. In the event of a change in control, Duane Reade shall be obligated to make an offer to purchase all outstanding Senior Notes at a repurchase price of 101% of the principal amount.

   (C) On September 25, 1992, Holdings issued $123,380,000 aggregate principal amount of 15% Senior Subordinated Zero Coupon Notes due September 15, 2004 (the "Zero Coupon Notes"), net of an $81,909,000 discount. The discount accretes through the Final Accretion Date of September 15, 1999. Thereafter, cash interest is payable at 15% semi-annually through maturity. Interest expense is determined using the effective interest method, which applies a constant yield to carrying value over the life of the Zero Coupon Notes.

   The Credit Agreement and the Senior Note Indenture referred to in (A) and
(B) above provide for subordination of Holdings' debt to partnership debt.

   The notes are redeemable at the option of the issuer, in whole or in part, at 107.5% of Accreted Value (as defined in the Zero Coupon Note Indenture), plus accrued interest, at the end of 1997 declining to par, plus accrued interest, at the end of 2002. In the event of a change in control, Holdings shall be obligated

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES to make an offer to purchase all outstanding Zero Coupon Notes at a repurchase price of 101% of Accreted Value (as defined in the Indenture) or principal amount, as applicable. The Accreted Value of the Zero Coupon Notes was $83,443,000 at December 28, 1996.

   Purchasers of the Zero Coupon Notes received 15% of the fully diluted common stock of Holdings, with registration rights, for aggregate consideration of $3,529,000 (Note 10).

   The Indentures governing the Zero Coupon Notes and the Senior Notes include certain restrictive covenants. Subject to certain exceptions, the Indentures restrict transactions with affiliates, the incurrence of additional indebtedness, the payment of dividends, the creation of liens, certain asset sales, mergers and consolidations and certain other payments.

   The Company's debt is thinly traded in the market place. Accordingly, management is unable to determine fair market values for such debt at December 28, 1996.

   The Zero Coupon Notes and the Senior Notes were issued pursuant to Registration Rights Agreements under which Holdings and Duane Reade consummated registered exchange offers pursuant to which Holdings and Duane Reade exchanged the Zero Coupon Notes and the Senior Notes, respectively, for identical notes which have been registered under the Securities Act of 1933, as amended. Since 1994, the Company has not been required to follow the periodic reporting requirements of the SEC.

5. CAPITAL LEASE OBLIGATIONS

   During 1994, the Company commenced installation of new management information systems. Capital requirements for hardware, software and integration costs for the new systems were provided principally by capital lease financing.


   As of December 28, 1996, the present value of capital lease obligations was $4.2 million (of which $2.5 million was payable during the next twelve months). Such obligations are payable in monthly installments over three to five year periods and bear interest at an average rate of 12.2%.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

6. INCOME TAXES

   Deferred tax assets and liabilities are determined based on the difference between book and tax bases of the respective assets and liabilities at December 30, 1995 and December 28, 1996 using a 44.7% combined federal, state and local tax rate in each year and are comprised of (in thousands):

                                   DECEMBER 30,    DECEMBER 28,
                                       1995            1996
                                  -------------- --------------
Inventories......................    $ (3,238)       $ (3,501)
                                  -------------- --------------
Gross deferred tax liabilities  .      (3,238)         (3,501)
                                  -------------- --------------
Property and equipment ..........         719             955
Covenants not to compete ........       4,318           1,851
Targeted jobs credit ............         268             268
Zero Coupon debt discount  ......       9,885          14,041
Other ...........................       1,492           2,335
Net operating loss carryforward        49,217          50,072
                                  -------------- --------------
Gross deferred tax assets  ......      65,899          69,522
                                  -------------- --------------
Net deferred tax assets .........      62,661          66,021
Valuation allowance .............     (62,661)        (66,021)
                                  -------------- --------------
                                     $     --        $     --
                                  ============== ==============

   The Company deducted for income tax purposes for the period September 25 to December 31, 1992 approximately $88 million of payments made to former partners of Duane Reade (the "Retirement Payments"). Approximately $38.5 million of the valuation allowance relates to these Retirement Payments. The Retirement Payments and other current tax deductions resulted in a net operating loss of approximately $112.0 million which may be available to offset future taxable income of the Company through 2011. Due to the nature of the Retirement Payments, future reductions in that portion of the valuation allowance related to the Retirement Payments will be credited to goodwill. Further, certain income tax law provisions may limit the use of the available net operating loss carryforwards in the event of a significant change in ownership interest.

   The provision for income taxes for the 52 weeks ended December 31, 1994, December 30, 1995 and December 28, 1996 differs from the amounts of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax loss as a result of the following (dollars in thousands):

                                  52 WEEKS ENDED        52 WEEKS ENDED         52 WEEKS ENDED
                                 DECEMBER 31, 1994     DECEMBER 30, 1995     DECEMBER 28, 1996
                               --------------------- --------------------- ---------------------
Pretax accounting loss .......   $(16,438)   100.0%    $(18,058)   100.0%    $(17,854)   100.0%
                               =========== ========  =========== ========  =========== ========
Statutory rate ...............     (5,753)   (35.0)      (6,320)   (35.0)      (6,249)   (35.0)
State and local taxes, net of
 federal tax .................     (1,105)    (6.7)      (1,233)    (6.8)      (1,201)    (6.7)
Goodwill amortization ........      1,218      7.4        1,218      6.7        1,218      6.8
Net operating losses not
 utilized ....................      5,213     31.7        5,828     32.3        5,534     31.0
Nondeductible interest
 expense .....................        504      3.1          585      3.2          684      3.8
Other ........................        (77)    (0.5)         (78)    (0.4)          14      0.1
                               ----------- --------  ----------- --------  ----------- --------
Effective tax rate ...........   $     --       --%    $     --       --%    $     --       --%
                               =========== ========  =========== ========  =========== ========


                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

7. STORE PRE-OPENING EXPENSES

   Duane Reade opened eleven new store locations during the 52 weeks ended December 31, 1994, eight new store locations during the 52 weeks ended December 30, 1995 and one new store location during the 52 weeks ended December 28, 1996.

8. COMMITMENTS AND CONTINGENCIES

LEASES

   Duane Reade leases most store facilities under operating lease agreements expiring on various dates through the year 2014. In addition to minimum rentals, certain leases provide for annual increases based upon real estate tax increases, maintenance cost increases and inflation. Rent expense for the 52 weeks ended December 31, 1994, December 30, 1995 and December 28, 1996 was $17,373,000, $22,703,000 and $24,420,000, respectively.

   Minimum annual rentals at December 28, 1996 (including obligations under a new store lease entered into but not opened as of December 28, 1996) are as follows (in thousands):

1997...................  $ 23,213
1998 ..................    22,879
1999 ..................    22,940
2000 ..................    22,070
2001 ..................    21,739
Remaining lease terms     126,837
                        ----------
Total .................  $239,678
                        ==========


LITIGATION

   The Company from time to time is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

MANAGEMENT AGREEMENTS

   The Company has employment agreements with several of its executives providing, among other things, for employment terms of up to three years. Pursuant to the terms of such employment and related agreements, the Company and various executives entered into agreements pursuant to which (i) executives' salary and bonuses were established and (ii) executives purchased shares of Holdings' Class P common stock at a price of $162.00 per share and shares of Holdings' common stock at a price of $2.00 per share, each representing original cost. In the event of employment termination, all of the stock may be repurchased by Holdings. As a result of the recapitalization and the reverse stock split (Note 12), all outstanding shares were converted into common stock. As of December 28, 1996, an aggregate 488,283 shares of common stock are held by employees and former employees.

   In addition, the Company has established a Supplemental Executive Retirement Plan ("SERP") which presently covers only its Chairman. Such SERP provides for vesting over a twenty year period. However, if the Chairman's employment is terminated without cause, as defined, or if the Chairman resigns with cause, as defined, such vesting becomes immediate, in which event the Company would be liable to the Chairman (in addition to amounts accrued in the financial statements) in the amount of approximately $650,000.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

9. EMPLOYEE BENEFIT PLANS

   On October 12, 1992, the Board of Directors of Holdings adopted the 1992 Stock Option Plan of Duane Reade Holding Corp. (the "Plan"). Under the Plan, a committee designated by the Board of Directors of Holdings to administer the Plan (the "Committee") may grant, to executive and other key employees of the Company, nonqualified stock options to purchase up to an aggregate of 510,757 (adjusted for the recapitalization and the reverse stock split--see
Note 12) shares of common stock of Holdings at an exercise price fixed by the Committee. The options are exercisable at such time or times as the Committee determines at or subsequent to grant. The term of the options set by the Committee shall not exceed 10 years.

   As permitted, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plan. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan, consistent with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net loss for the 52 weeks ended December 30, 1995 and December 28, 1996 would have been less than $100,000.

   At December 28, 1996, there were outstanding nonqualified stock options to purchase up to an aggregate of 820,403 (adjusted for the recapitalization and the reverse stock split--see Note 12) shares of common stock (including options granted outside the Plan). Options outstanding at each price level vest over five years at 20% each year that the executive is employed. At December 28, 1996, there were 102,207 vested share options.

   Changes in options outstanding during 1995 and 1996 are summarized as follows (adjusted for recapitalization--see Note 12):


                                                  OPTION PRICE PER SHARE
                                       ---------------------------------------------    TOTAL
                                          $.58       $7.34      $29.37      $40.86     OPTIONS
                                       ---------- ----------  ---------- ----------    -------
Options outstanding, December 31,
 1994.................................    91,968     91,968      91,968     91,968      367,872
Options granted.......................     8,539      8,538       8,538      8,538       34,153
Options canceled......................   (60,397)   (60,397)    (60,397)   (60,397)    (241,588)
                                       ---------- ----------  ---------- ----------  -----------
Options outstanding, December 30,
 1995.................................    40,110     40,109      40,109     40,109      160,437
Options granted.......................   723,662      2,745       2,745      2,745      731,897
Options canceled......................   (13,728)   (13,726)    (13,726)   (13,726)     (54,906)
                                       ---------- ----------  ---------- ----------  -----------
Options outstanding, December 28,
 1996.................................   750,044     29,128      29,128     29,128      837,428
                                       ========== ==========  ========== ==========  ===========
Weighted average remaining life on
 outstanding options..................  9.2 years  7.1 years   7.1 years  7.1 years    9.0 years



   The Company maintains an employee savings plan pursuant to Section 401(k) (the "401(k) Plan") of the Internal Revenue Code ("IRC") which covers substantially all non union employees, excluding in 1996 all key employees as defined by IRC. Eligible participating employees may contribute up to 10% of their pretax salaries, subject to certain IRC limitations. The 401(k) Plan, as amended, provides for employer matching provisions at the discretion of the Company (to a maximum of 1% of pretax salaries) and has a feature under which the Company may contribute additional amounts for all eligible employees. The Company's policy is to fund such costs under the 401(k) Plan as accrued. For the 52 weeks ended December 31, 1994 and December 30, 1995, employer contributions to the 401(k) Plan were $158,000 and $166,000, respectively. There were no employer contributions for the 52 weeks ended December 28, 1996.

   Duane Reade is under contract with local unions to contribute to multi-employer pension and welfare benefit plans for certain of its employees. For the 52 weeks ended December 31, 1994, December 30, 1995 and December 28, 1996, contributions to such plans were $3,899,000, $5,200,000 and $5,783,000, respectively.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

10. STOCKHOLDERS' DEFICIENCY

   In September 1992, pursuant to the terms of the Purchase Agreement governing the Zero Coupon Notes (Note 4), purchasers of such notes received 15% of the fully diluted common stock of the Company for aggregate cash consideration of $3,529,000.

   Distributions made by the Company to the holders of its common stock, which are restricted by the terms of the Indentures described in Note 4, shall be made in the following order:

     Class P voting and Class P-1 non-voting common stockholders are entitled to the aggregate unpaid amount of approximately $19,210,000 accruing on the outstanding shares at an annual rate of 15%, compounded quarterly. Such holders are then entitled to the aggregate unreturned original cost ($162 per share) of the outstanding shares.

     Common stockholders (together as a group, voting and Class A non-voting) shall then receive an amount equal to the aggregate unreturned original cost ($2 per share) of outstanding shares.

     Final distribution of any remaining portion shall be made to all classes of outstanding common stock.

   In the event of a public offering of stock or a change of control, and with a written request to the Company, each holder of Class A non-voting common stock or Class P-1 non-voting common stock is entitled to convert its stock, on a one-for-one basis, into voting common stock or Class P common stock, respectively.

   As a result of the recapitalization discussed in Note 12, all outstanding classes of the Company's common stock were converted into a newly designated class of common stock.

11. RELATED PARTY TRANSACTIONS

   In 1992, the Company and its then principal stockholder entered into a Professional Services Agreement whereby consulting, advisory, financial and other services were provided at the Company's request, for a five year term. During each of the 52 weeks ended December 31, 1994, December 30, 1995 and December 28, 1996, such fees aggregated approximately $1,000,000.

12.  SUBSEQUENT EVENTS

   During June 1997, the Company entered into a recapitalization agreement (the "Agreement") with its stockholders ("Stockholders") and certain investors ("Investors"). The Agreement provided for (i) the purchase by the Investors from the Stockholders of substantially all their stock holdings in the Company, (ii) a conversion of all of the outstanding shares of the Company into a newly authorized class of Class B common stock and (iii) the creation of a new authorized class of preferred stock which will carry the rights and preferences granted by the Company's Board of Directors when issued.

   Shares were converted as follows:

                                        APPROXIMATE
             PRIOR CLASS              CONVERSION RATE
------------------------------------  ---------------
Common and Common Class A ...........       28/1
Common Class P and Common Class P-1        355/1

   Additionally, on January 14, 1998, the Company effected an 8.326 reverse stock split of the Company's common stock.

   All references to common stock amounts, shares and per share data included in the consolidated financial statements and notes have been adjusted to give retroactive effect to the above transactions.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                               SEPTEMBER 27,
                                                                                    1997
                                                                              ---------------
ASSETS
Current assets ..............................................................
 Cash .......................................................................     $    218
 Receivables ................................................................        9,084
 Inventories ................................................................       65,872
 Prepaid expenses ...........................................................        1,371
                                                                              ---------------
   TOTAL CURRENT ASSETS .....................................................       76,545
Property and equipment, net .................................................       24,918
Goodwill, net of accumulated amortization of $17,397 ........................      121,757
Other assets, net ...........................................................       16,300
                                                                              ---------------
   TOTAL ASSETS .............................................................     $239,520
                                                                              ===============
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
 Accounts payable ...........................................................     $ 30,710
 Accrued interest ...........................................................          623
 Other accrued expenses .....................................................       13,193
 Current portion of senior debt .............................................          660
 Current portion of capital lease obligations ...............................        1,510
                                                                              ---------------
   TOTAL CURRENT LIABILITIES ................................................       46,696
Senior debt, less current portion ...........................................      170,708
Subordinated zero coupon debt, net of unamortized discount of $34,277  ......       89,094
Capital lease obligations, less current portion .............................          677
Other non-current liabilities ...............................................        5,906
                                                                              ---------------
   TOTAL LIABILITIES ........................................................      313,081
                                                                              ---------------
COMMITMENTS AND CONTINGENCIES (NOTE 8)
Stockholders' Deficiency
 Preferred stock, $0.01 par; authorized 5,000,000 shares; none issued or
  outstanding................................................................           --
 Common stock, $0.01 par; authorized 30,000,000 shares; issued and
  outstanding 10,257,832 shares .............................................          103
 Paid-in-capital ............................................................       24,562
 Accumulated deficit ........................................................      (98,226)
                                                                              ---------------
   TOTAL STOCKHOLDERS' DEFICIENCY ...........................................      (73,561)
                                                                              ---------------
   TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY ...........................     $239,520
                                                                              ===============

   The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    FOR THE 39 WEEKS ENDED
                                               --------------------------------
                                                SEPTEMBER 28,    SEPTEMBER 27,
                                                     1996            1997
                                               --------------- ---------------
Net Sales.....................................     $281,093        $313,796
Cost of sales ................................      215,797         236,413
                                               --------------- ---------------
Gross profit .................................       65,296          77,383
                                               --------------- ---------------
Selling, general and administrative expenses .       42,499          48,218
Amortization .................................        8,514           3,826
Depreciation .................................        2,295           2,584
Store pre-opening expenses ...................          139             600
Nonrecurring charges .........................           --          10,887
                                               --------------- ---------------
                                                     53,447          66,115
                                               --------------- ---------------
Operating income .............................       11,849          11,268
Interest expense, net ........................       24,334          25,433
                                               --------------- ---------------
Loss before income taxes .....................      (12,485)        (14,165)
Income taxes .................................           --              --
                                               --------------- ---------------
   NET LOSS ..................................     $(12,485)       $(14,165)
                                               =============== ===============
   NET LOSS PER COMMON SHARE .................     $  (1.18)       $  (1.34)
                                               =============== ===============
   WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING...............................       10,589          10,600
                                               =============== ===============

   The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                               PREFERRED STOCK        COMMON STOCK
                              ------------------ ----------------------  PAID-IN    ACCUMULATED     TOTAL
                               SHARES    AMOUNT     SHARES      AMOUNT   CAPITAL      DEFICIT
                              -------- --------  ------------ ---------  -------    -----------     -----
Balance, December 28, 1996  .    --        --     10,062,497     $101    $24,564     $(84,061)     $(59,396)
Issuance of common stock  ...    --        --        195,335        2         (2)          --            --
Net loss ....................    --        --             --       --         --      (14,165)      (14,165)
                              -------- --------  ------------ --------  --------- -------------  -----------
Balance, September 27, 1997      --        --     10,257,832     $103    $24,562     $(98,226)     $(73,561)
                              ======== ========  ============ ========  ========= =============  ===========

























   The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (IN THOUSANDS)

                                                                          FOR THE 39 WEEKS ENDED
                                                                     --------------------------------
                                                                      SEPTEMBER 28,    SEPTEMBER 27,
                                                                           1996            1997
                                                                     --------------- ---------------
Cash flows from operating activities:
 Net loss ..........................................................     $(12,485)       $(14,165)
 Adjustments to reconcile net loss to net cash provided by/(used
 in)  operating activities .........................................
   Depreciation and amortization of property and equipment  ........        2,295           2,584
   Amortization of goodwill and other intangibles ..................       10,505           5,803
   Accretion of principal of zero coupon debt ......................        8,437           9,622
   Other............................................................        1,156           1,182
   Changes in operating assets and liabilities:
    Receivables ....................................................         (385)         (1,913)
    Inventories ....................................................       (1,844)        (17,958)
    Accounts payable ...............................................        1,546          10,695
    Interest payable ...............................................       (2,620)         (3,250)
    Prepaid and accrued expenses and other .........................           51           4,197
                                                                     --------------- ---------------
   NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES  ............        6,656          (3,203)
                                                                     --------------- ---------------
Cash flows from investing activities:
  Proceeds from sale of capital assets .............................           --           1,075
  Capital expenditures .............................................         (913)         (4,931)
  Systems development costs ........................................       (2,068)             --
  Sale of government securities ....................................           44              --
                                                                     --------------- ---------------
   NET CASH USED IN INVESTING ACTIVITIES ...........................       (2,937)         (3,856)
                                                                     --------------- ---------------
Cash flows from financing activities:
  Deferred financing costs .........................................         (542)           (309)
  Repayments of senior debt ........................................       (4,625)         (6,107)
  Repayments of subordinated debt ..................................           --              (9)
  Proceeds from bank debt, revolving credit--net ...................        1,500          15,500
  Capital lease financing ..........................................          274              --
  Repayment of capital lease obligations ...........................       (2,120)         (2,014)
  Repurchase of stock ..............................................          (96)             --
                                                                     --------------- ---------------
   NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES .............       (5,609)          7,061
                                                                     --------------- ---------------
Net (decrease)/increase in cash ....................................       (1,890)              2
Cash at beginning of period ........................................        2,133             216
                                                                     --------------- ---------------
Cash at end of period...............................................     $    243        $    218
                                                                     =============== ===============
Supplementary disclosure of cash flow information:
  Cash paid for interest ...........................................     $ 16,526        $ 16,541
                                                                     =============== ===============

   The accompanying notes are an integral part of these financial statements.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF CONSOLIDATION

   The consolidated financial statements include the accounts of Holdings, Daboco, DR Inc. and Duane Reade (collectively, the "Company"). All intercompany transactions and balances have been eliminated.

   The interim financial data is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results of operations for any interim period should not necessarily be considered indicative of the results of operations for a full year.

   The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the 52 weeks ended December 28, 1996 included elsewhere in this prospectus.

   RECEIVABLES: Receivables consist primarily of amounts due from vendors, a majority of which relate to promotional programs. Receivables also arise as a result of third party payment plans from the sale of prescription drugs; commencing in May 1997, substantially all such receivables are sold without recourse to a funding entity. The discount on the sale of such third party receivables amounted to approximately $381,000 during the 39 weeks ended September 27, 1997 and is included in interest expense.

   INTANGIBLE ASSETS: In September 1992, Holdings and Duane Reade entered into agreements with certain former members of management of Duane Reade, former shareholders of Daboco and shareholders of former partners of Duane Reade (collectively, the "Group") precluding such persons from competing with the operations of Duane Reade for a period of five years. The covenants not to compete were recorded at acquisition cost and were being amortized over the period of benefit using an accelerated method. During the first quarter of 1997, Holdings and Duane Reade entered into agreements with the Group in which the Company received consideration from the Group to terminate the non-compete agreements. In accordance with APB Opinion No. 17, Intangible Assets, the remaining carrying value of the non-compete agreements of $4.86 million as of December 28, 1996 was written off during the fourth quarter of 1996 and charged to amortization expense.

   Goodwill is amortized on the straight-line method over 40 years. The carrying value of goodwill is periodically reviewed and evaluated by the Company based on its expected future undiscounted operating cash flows. Should such evaluation result in the Company concluding that the carrying amount of goodwill has been impaired, an appropriate write-down would be made.

   NET LOSS PER COMMON SHARE: Net loss per common share is based on the weighted average shares outstanding during each period: 10,588,862 and 10,599,722 for the 39 weeks ended September 28, 1996 and September 27, 1997, respectively. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, options granted with exercise prices below the estimated initial public offering price during the 12 month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of net loss per common share, using the treasury stock method based on the estimated initial public offering price of $15.00 per share, as if the options were outstanding for all periods presented. Outstanding share amounts have been restated to give effect to the recapitalization described in Note 10 and the reverse stock split described in Note 13.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

2. PROPERTY AND EQUIPMENT

   Property and equipment are summarized as follows (in thousands):

                                                 SEPTEMBER 27, 1997
                                                 ------------------
Land............................................       $   312
Buildings and building improvements ............         4,286
Furniture, fixtures and equipment ..............         9,468
Leasehold improvements .........................        15,303
Property under capital leases ..................         5,102
                                                 ------------------
                                                        34,471
Less--Accumulated depreciation and amortization         (9,553)
                                                 ------------------
                                                       $24,918
                                                 ==================

3. OTHER ASSETS

   Other assets are summarized as follows (in thousands):

                                                               SEPTEMBER 27, 1997
                                                               ------------------
Deferred financing costs (net of accumulated amortization of
 $11,585).....................................................       $ 6,144
Systems and integration costs (net of accumulated
 amortization of $2,653) .....................................         8,364
Other ........................................................         1,792
                                                               ------------------
                                                                     $16,300
                                                               ==================

4. DEBT

   Long-term debt consists of the following (in thousands):

                                               SEPTEMBER 27, 1997
                                               ------------------
Senior debt
 Term loan facility (A).......................      $ 65,475
 Notes payable bank--revolving credit (A)  ...        16,000
 12% Senior Notes due September 15, 2002 (B)          89,893
Subordinated debt
 15% Senior Subordinated Zero Coupon Notes
  due September 15, 2004 (C) .................        89,094
                                               ------------------
                                                     260,462
Less--Current portion ........................           660
                                               ------------------
                                                    $259,802
                                               ==================

   (A) Outstanding balances under a Credit Agreement dated as of September 24, 1992, as amended, with a syndicate of lending institutions bear interest at floating rates, which at September 27, 1997 averaged 10.5%. In addition to the term loan, the Credit Agreement provides for a revolving credit facility of $20.0 million (less amounts of letters of credit issued under the Credit Agreement) which may be used for general corporate purposes and which expires on September 30, 1998. As of September 27, 1997, the borrowings outstanding under the revolving credit facility were $16.0 million (classified as a noncurrent liability) and $0.3 million in letters of credit had been issued.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

    Subject to certain conditions, voluntary prepayments of the Term Loan are permitted without premium or penalty. Mandatory prepayments are required with respect to asset sales, permitted issuance of debt or equity and 75% of excess cash flows, as defined in the Credit Agreement, as amended. For the 39 weeks ended September 27, 1997, there were no voluntary or mandatory prepayments.

   Obligations under the Credit Agreement are secured by a pledge of all of Duane Reade's tangible and intangible assets and are guaranteed by its partners, Daboco and DR Inc., which have pledged 100% of their partnership interests in support of such guarantees. The guarantees are joint and several and full and unconditional. The Credit Agreement contains restrictions on indebtedness, asset sales, dividends and other distributions, capital expenditures, transactions with affiliates and other unrelated business activities. Financial performance covenants include interest coverage, leverage ratio, minimum earnings and working capital levels. At September 27, 1997, the Company is in compliance with all of the covenants in the Credit Agreement. See Note 13.

   (B) On September 25, 1992, Duane Reade issued $90,000,000 aggregate principal amount of 12% Senior Notes due September 15, 2002 (the "Senior Notes"), at face value. Interest is payable at 12% semiannually. The Senior Notes are guaranteed by Daboco and DR Inc. All of Daboco's assets are pledged to secure indebtedness under the Credit Agreement discussed in (A) above. As a result, such indebtedness will have claim on those assets that is prior to the claim of holders of the Senior Notes. To the extent that the amount of senior indebtedness exceeds the value of the collateral securing such indebtedness, the Senior Notes will rank pari passu with the Term Loans.

   Duane Reade is required to make a sinking fund payment on September 15, 2001 sufficient to retire 50% of the aggregate principal amount of Senior Notes originally issued. The Senior Notes are subject to redemption at the option of the issuer at 104.5% of par, plus accrued interest, at the end of 1997, declining to par, plus accrued interest, at the end of 2000. In the event of a change in control, Duane Reade shall be obligated to make an offer to purchase all outstanding Senior Notes at a repurchase price of 101% of the principal amount. A change of control did occur in June 1997 (see Note 10).

   (C) On September 25, 1992, Holdings issued $123,380,000 aggregate principal amount of 15% Senior Subordinated Zero Coupon Notes due September 15, 2004 (the "Zero Coupon Notes"), net of an $81,909,000 discount. The discount accretes through the Final Accretion Date of September 15, 1999. Thereafter, cash interest is payable at 15% semi-annually through maturity. Interest expense is determined using the effective interest method, which applies a constant yield to carrying value over the life of the Zero Coupon Notes.

   The Credit Agreement and the Senior Note Indenture referred to in (A) and
(B) above provide for subordination of Holdings' debt to partnership debt.

   The notes are redeemable at the option of the issuer, in whole or in part, at 107.5% of Accreted Value (as defined in the Zero Coupon Note Indenture), plus accrued interest, at the end of 1997 declining to par, plus accrued interest, at the end of 2002. In the event of a change in control, Holdings shall be obligated to make an offer to purchase all outstanding Zero Coupon Notes at a repurchase price of 101% of Accreted Value (as defined in the Indenture) or principal amount, as applicable. A change of control did occur in June 1997 (see Note 10). The Accreted Value of the Zero Coupon Notes was $92,840,000 at September 27, 1997.

   Purchasers of the Zero Coupon Notes received 15% of the fully diluted common stock of Holdings, with registration rights, for aggregate consideration of $3,529,000.

   The Indentures governing the Zero Coupon Notes and the Senior Notes include certain restrictive covenants. Subject to certain exceptions, the Indentures restrict transactions with affiliates, the incurrence of additional indebtedness, the payment of dividends, the creation of liens, certain asset sales, mergers and consolidations and certain other payments.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

    The Company's debt is thinly traded in the market place. Accordingly, management is unable to determine fair market values for such debt at September 27, 1997.

   The Zero Coupon Notes and the Senior Notes were issued pursuant to Registration Rights Agreements under which Holdings and Duane Reade consummated registered exchange offers pursuant to which Holdings and Duane Reade exchanged the Zero Coupon Notes and the Senior Notes, respectively, for identical notes which have been registered under the Securities Act of 1933, as amended.

5. CAPITAL LEASE OBLIGATIONS

   As of September 27, 1997, the present value of capital lease obligations was $2.2 million (of which $1.5 million is payable during the next twelve months). Such obligations are payable in monthly installments over three to five year periods and bear interest at an average rate of 12.2%.

6. INCOME TAXES

   Deferred tax assets and liabilities are determined based on the difference between book and tax bases of the respective assets and liabilities at September 27, 1997 using a 44.7% combined federal, state and local tax rate and are comprised of (in thousands):

                                 SEPTEMBER 27, 1997
                                 ------------------
Inventories ....................      $ (3,382)
                                 ------------------
Gross deferred tax liabilities          (3,382)
                                 ------------------
Property and equipment .........           734
Deferred rent ..................         2,398
Targeted jobs credit ...........           284
Zero Coupon debt discount  .....        17,580
Net operating loss
 carryforward...................        31,791
Other ..........................           352
                                 ------------------
Gross deferred tax assets  .....        53,139
                                 ------------------
Net deferred tax assets ........        49,757
Valuation allowance.............       (49,757)
                                 ------------------
                                      $     --
                                 ==================

   The Company deducted for income tax purposes for the period September 25 to December 31, 1992 approximately $88 million of payments made to former partners of Duane Reade (the "Retirement Payments"). Approximately $21 million of the valuation allowance relates to these Retirement Payments. The Retirement Payments and other current tax deductions resulted in a net operating loss of approximately $71 million which may be available to offset future taxable income of the Company through 2012. Due to the nature of the Retirement Payments, future reductions in that portion of the valuation allowance related to the Retirement Payments will be credited to goodwill. Further, due to the change in ownership arising as a result of the recapitalization (see Note 10), certain income tax law provisions apply that limit the ability of the Company to utilize the available net operating loss carryforwards. It is estimated that the annual limitation will be $5.0 million.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

    The provision for income taxes for the 39 weeks ended September 28, 1996 and September 27, 1997 differs from the amounts of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax loss as a result of the following (dollars in thousands):

                                                39 WEEKS ENDED         39 WEEKS ENDED
                                              SEPTEMBER 28, 1996     SEPTEMBER 27, 1997
                                            ---------------------- ----------------------
Pretax accounting loss ....................   $(12,485)      100%    $(14,165)      100%
                                            =========== =========  =========== =========
Statutory rate.............................   $ (4,370)    (35.0)%   $ (4,958)    (35.0)%
State and local taxes, net of federal tax         (837)     (6.7)        (262)     (1.8)
Goodwill amortization .....................        914       7.3          914       6.5
Net operating losses not utilized  ........      3,870      31.0        1,207       8.5
Nondeductible recapitalization costs  .....         --        --        2,485      17.5
Nondeductible interest expense ............        513       4.1          596       4.2
Other .....................................        (90)     (0.7)          18       0.1
                                            ----------- ---------  ----------- ---------
Effective tax rate.........................   $     --        --%    $     --        --%
                                            =========== =========  =========== =========

7. STORE PRE-OPENING EXPENSES

   Duane Reade opened one new store location during the 39 weeks ended September 28, 1996 and five new stores during the 39 weeks ended September 27, 1997.

8. COMMITMENTS AND CONTINGENCIES

LEASES

   Duane Reade leases all of its store facilities under operating lease agreements expiring on various dates through the year 2014. In addition to minimum rentals, certain leases provide for annual increases based upon real estate tax increases, maintenance cost increases and inflation. Rent expense for the 39 weeks ended September 28, 1996 and September 27, 1997 was $18,248,000 and $19,572,000, respectively.

   Minimum annual rentals at September 27, 1997 are as follows (in thousands):

13 weeks ending December 27, 1997    $  6,074
1998...............................    27,518
1999 ..............................    27,069
2000 ..............................    26,274
2001 ..............................    25,959
2002 ..............................    25,404
Remaining lease terms .............   135,497
                                    ---------
Total..............................  $273,795
                                    =========

LITIGATION

   The Company from time to time is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

MANAGEMENT AGREEMENTS

   Pursuant to the terms of various employment and related agreements, the Company and various executives entered into agreements pursuant to which (i) executives' salary and bonuses were established

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES and (ii) executives purchased shares of Holdings' previously issued Class P common stock at a price of $162.00 per share and shares of Holdings' common stock at a price of $2.00 per share, each representing original cost. In the event of employment termination, all of the stock may be repurchased by Holdings. As a result of the recapitalization (see Note 10) and the reverse stock split (see Note 13), all shares were converted into common stock. As of September 27, 1997, an aggregate of 488,283 shares of common stock are held by employees and former employees.

COMMITMENTS

   At September 27, 1997, the Company had a commitment of approximately $4.0 million in connection with the acquisition and installation of a point of sale scanning system. The Company intends to finance substantially all of such acquisition and installation costs through capital lease financing.

   The Company has employment agreements with several of its executives providing, among other things, for employment terms of up to three years. In addition, the Company has established a Supplemental Executive Retirement Plan ("SERP") which presently covers only its Chairman. Such SERP provides for vesting over a twenty year period. However, if the Chairman's employment is terminated without cause, as defined, or if the Chairman resigns with cause, as defined, such vesting becomes immediate, in which event the Company would be liable to the Chairman (in addition to amounts accrued in the financial statements) in the amount of approximately $680,000.

9. EMPLOYEE BENEFIT PLANS

   On October 12, 1992, the Company adopted the 1992 Stock Option Plan of Duane Reade Holding Corp. (the "Plan"). Under the Plan, a committee designated by the Board of Directors to administer the Plan (the "Committee") may grant, to executive and other key employees of the Company, nonqualified stock options to purchase up to an aggregate of 510,757 (adjusted for the recapitalization--See Note 10--and the reverse stock split--see Note 13) shares of common stock of the Company at an exercise price fixed by the Committee. The options are exercisable at such time or times as the Committee determines at or subsequent to grant. The term of the options set by the Committee shall not exceed 10 years.

   At September 27, 1997, there were outstanding nonqualified stock options to purchase up to an aggregate of 646,187 shares of common stock (including options granted outside the Plan), all of which are vested.

   Changes in options outstanding (including options granted outside the Plan) during the 39 weeks ended September 27, 1997 are summarized as follows:



                                                     OPTION PRICE PER SHARE
                                         ----------------------------------------------
                                                                                           TOTAL
                                             $.58      $7.34-$12.77   $29.37    $40.86    OPTIONS
                                         ----------- --------------  -------- --------  -----------
Options outstanding, December 28, 1996 .    750,044       29,128      29,128    29,128     837,428
Options granted.........................        851       68,953         851       851      71,506
Options canceled........................   (262,747)          --          --        --    (262,747)
                                         ----------- --------------  -------- --------  -----------
Options outstanding, September 27,
 1997...................................    488,148       98,081      29,979    29,979     646,187
                                         =========== ==============  ======== ========  ===========
Weighted average remaining life on
 outstanding options....................  8.4 years    8.5 years    6.4 years 6.4 years  8.3 years



   During the second quarter of 1997, the Company adopted an Equity Participation Plan under which options for a total of 1,321,181 shares of common stock of the Company may be granted to employees, consultants and non-employee directors of the Company if the Company meets specific performance targets. At September 27, 1997, options for 1,005,772 shares have been granted to employees.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

    Changes in options outstanding under the Equity Participation Plan during the 39 weeks ended September 27, 1997 are summarized as follows:



                                           NUMBER
                                         OF OPTIONS    OPTION PRICE
                                        ------------ --------------
Options outstanding, December 28, 1996           --         --
Options granted .......................   1,005,772        8.33
                                        ------------ --------------
Options outstanding, September 27,
 1997..................................   1,005,772       $8.33
                                        ============ ==============



   As permitted, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plan. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan, consistent with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net loss for the 39 weeks ended September 28, 1996 and September 27, 1997 would have been less than $100,000 and $200,000, respectively.


   The Company maintains an employee savings plan pursuant to Section 401(k) (the "401(k) Plan") of the Internal Revenue Code ("IRC") which covers substantially all non-union employees other than key employees as defined by IRC. Eligible participating employees may contribute up to 10% of their pretax salaries, subject to certain IRC limitations. The 401(k) Plan, as amended, provides for employer matching provisions at the discretion of the Company (to a maximum of 1% of pretax salaries) and has a feature under which the Company may contribute additional amounts for all eligible employees. The Company's policy is to fund such costs under the 401(k) Plan as accrued. There were no employer contributions for the 39 weeks ended September 28, 1996 and September 27, 1997.

   Duane Reade is under contract with local unions to contribute to multi-employer pension and welfare benefit plans for certain of its employees. For the 39 weeks ended September 28, 1996 and September 27, 1997, contributions to such plans were $4,121,000 and $4,844,000, respectively.

10. RECAPITALIZATION

   During June 1997, the Company entered into a recapitalization agreement (the "Agreement") with its stockholders ("Stockholders") and certain investors ("Investors"). The Agreement provided for (i) the purchase by Investors from the Stockholders of substantially all their stock holdings in the Company, (ii) a conversion of all of the outstanding shares of the Company into a newly authorized class of Class B Common stock and (iii) the creation of a new authorized class of preferred stock which will carry the rights and preferences granted by the Company's Board of Directors when issued.

   Shares were converted as follows:

                                        APPROXIMATE
             PRIOR CLASS              CONVERSION RATE
------------------------------------  ---------------
Common and Common Class A ...........       28/1
Common Class P and Common Class P-1        355/1

   In addition, because of the change in control, the Company was obligated to and made offers to repurchase all outstanding Senior Notes and Zero Coupon Notes at 101% of the principal amount or accreted value thereof, respectively. Such offers expired on September 12, 1997. The Company repurchased an aggregate of $107,000 principal amount of Senior Notes and $9,000 of Zero Coupon Notes pursuant to the offers.

   These financial statements do not reflect any adjustments as a result of the June 1997 change in control.

                  DUANE READE HOLDING CORP. AND SUBSIDIARIES

 11. NONRECURRING CHARGES

   During the first quarter of 1997, the Company considered a public offering of its common stock and took certain steps in connection with these plans. Such plans were abandoned upon consummation of the transaction discussed in
Note 10.


   Costs and expenses incurred in connection with the abandoned public offering and the recapitalization and the exchange offers referred to in Note 10 aggregated approximately $10.9 million, including investment banking fees of $7.7 million (including $3.5 million to an affiliate of the Investors and $0.6 million to the Stockholders), legal and accounting fees of $1.6 million, stand-by commitment fees relating to the exchange offers of $1.2 million to an affiliate of the Investors, and other costs of $0.4 million. The Company has treated these expenses as non-recurring because such expenses related to financing activities in connection with the Recapitalization and related events, which the Company does not expect to repeat.


12. RELATED PARTY TRANSACTIONS

   In 1992, the Company and the then principal stockholder of the Company (who has subsequently sold most of its shares--see Note 10) entered into a professional services agreement whereby consulting, advisory, financial and other services were provided at the Company's request, for a five year term. During the 39 weeks ended September 28, 1996, such fees aggregated approximately $742,000. See Note 11.

   In addition, the Investors paid an executive approximately $0.8 million for advisory services rendered and a former executive approximately $1.6 million for the repurchase and cancellation of exercisable stock options. The accompanying financial statements do not reflect such payments.

13. SUBSEQUENT EVENTS

   On September 30, 1997, the Company entered into a credit agreement with an affiliate of the Investors and various financial institutions providing for a term loan of $65,475,000 and a revolving credit facility of $30,000,000. Proceeds of the term loan were used to repay outstanding term loans ($63,475,000) and revolving loans ($2,000,000) pursuant to the Credit Agreement discussed in Note 4.

   The term loan is payable in quarterly installments of $165,000 from December 1997 through March 2001, $31,000,000 in June 2001, quarterly installments of $165,000 from September 2001 through March 2002 and $31,000,000 in June 2002. Outstanding term and revolving loans at September 27, 1997 have been classified in accordance with such repayment terms.

   Costs incurred in connection with the refinancing aggregated approximately $2.7 million (including a funding fee of $2.4 million to an affiliate of the Investors) and will be amortized over the term of the new credit agreement. Unamortized deferred financing costs of approximately $1.8 million at September 27, 1997 relating to the prior credit agreement will be charged to earnings in the fourth quarter of 1997.

   On January 14, 1998, the Company effected an 8.326 reverse stock split of its common stock. All references to common stock amounts, shares and per share data included herein have been adjusted to give retroactive effect to such reverse stock split.

                            [DUANE READE INC. LOGO]



                                    [PHOTO]






                                    [PHOTO]

   NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              TABLE OF CONTENTS

                                                  PAGE
                                                --------
Prospectus Summary ............................      3
Risk Factors ..................................      9
Use of Proceeds ...............................     15
Dividend Policy ...............................     16
Capitalization ................................     17
Dilution ......................................     18
Unaudited Pro Forma Condensed Consolidated
 Financial Statements..........................     19
Selected Consolidated Historical Financial and
 Operating Data ...............................     24
Management's Discussion and Analysis of
 Financial Condition and Results of Operations      26
Business ......................................     33
Management ....................................     42
Certain Relationships and Related Transactions      48
Principal Stockholders ........................     50
Description of Certain Indebtedness ...........     52
Description of Capital Stock ..................     53
Shares Eligible for Future Sale ...............     55
Underwriting ..................................     56
Legal Matters .................................     58
Experts .......................................     58
Additional Information ........................     58
Index to Financial Statements..................    F-1

   UNTIL       , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                               7,277,718 SHARES

                              [DUANE READE LOGO]


                                 COMMON STOCK

                                  PROSPECTUS

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             GOLDMAN, SACHS & CO.

                             SALOMON SMITH BARNEY


                              FEBRUARY   , 1998

               PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:


SEC registration fee ....................................  $ 39,503
NASD filing fee .........................................    12,000
New York Stock Exchange original listing fee  ...........    60,000
Blue sky fees and expenses (including attorneys' fees
 and expenses) ..........................................    10,000
Printing and engraving expenses .........................   175,000
Transfer agent's fees and expenses ......................    10,000
Accounting fees and expenses ............................   135,000
Legal fees and expenses .................................   500,000
Miscellaneous expenses ..................................    23,497
                                                          ----------
Total....................................................  $965,000
                                                          ==========


------------



All amounts are estimated except for the SEC registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

   In that regard, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative

(other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of the Company to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Set forth in chronological order is information regarding all securities sold and employee stock options granted by the Company since November 1994. Further included is the consideration, if any, received by the Company for such securities, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), and the rules of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of options did not involve any sale under the Securities Act. No sale of securities involved the use of an underwriter, and no commissions were paid in connection with the sales of any securities.

     (1) On April 10, 1995, the Company issued 5,000 shares of the Company's common stock (the "Common Stock") and 555.556 shares of the Company's Class P common stock (the "Class P Stock") to Jerry M. Ray for $100,000, pursuant to the exemption contained in Section 4(2) of the Securities Act.

     (2) On June 9, 1997, the Company issued 9,639 shares of Common Stock to Bankers Trust New York Corporation for 9,639 shares of the Company's Class A common stock (the "Class A Stock"), pursuant to the exemption contained in Section 3(a)(9) of the Securities Act.

     (3) On June 18, 1997, in connection with the Recapitalization, the Company issued to all holders of its then outstanding capital stock (the "Retired Common Stock") shares of its newly authorized Class B Common Stock in exchange for such Retired Common Stock. For each share of Common Stock and Class A Stock, a stockholder received approximately 28 shares of Class B Common Stock, and for each share of Class P Stock and the Company's Class P-1 common stock (the "Class P-1 Stock"), a holder received approximately 355 shares of Class B Common Stock. In total, the Company issued an aggregate of 85,405,524.5 shares of Class B Common Stock to its stockholders for an aggregate of 1,136,470.5 shares of Common Stock, 100,000 shares of Class A Stock, 126,274.7 shares of Class P Stock and 11,111.1 shares of Class P-1 Stock. Section3(a)(9) of the Securities Act was relied upon for exemption of such issuance from registration. Set forth in the table below are (i) each of the shareholders of the Company,
    (ii) the number of shares of Retired Common Stock such shareholder exchanged and (iii) the number of shares of Class B Common Stock that the Company issued to such shareholder.

                                                     SHARES OF RETIRED COMMON STOCK EXCHANGED
                                         ----------------------------------------------------------------
                                                                                                           SHARES OF CLASS B
SHAREHOLDERS                              CLASS A STOCK    CLASS P STOCK  CLASS P-1 STOCK   COMMON STOCK  COMMON STOCK ISSUED
---------------------------------------  --------------- ---------------  --------------- --------------  -------------------
DLJ Merchant Banking Partners II, L.P.        90,361           122,386        11,111.1          943,960        9,383,420
BCIP Associates.........................                     2,239.503                        3,173.428           18,431
BCIP Trust Associates, L.P..............                       111.614                        1,047.855            3,948
Tyler Capital Fund, L.P. ...............                    33,021.798                       31,072.102          218,239
Tyler International, L.P.-II............                     1,979.812                        1,862.888           13,084
Tyler Massachusetts, L.P. ..............                     6,765.861                        6,366.439           44,715
Jeffrey C. Hammes.......................                       104.161                           98.039              689
Karl E. Lutz............................                       325.528                          306.372            2,152
Pearlman Family Partners................                       390.653                          367,647            2,582
Thomas Stemberg ........................                                                         82.700              282
The Marion Trust........................                                                      1,686.800            5,744
Bankers Trust New York Corporation  ....                                                          9,639           32,821
Sigler & Co. ...........................                                                          2,551            8,688
Muico, Inc..............................                                                          6,426           21,880
Roton, Inc. ............................                                                          1,890            6,435
USL Capital Corporation.................                                                          1,890            6,435
Bruce L. Weitz..........................                     2,777.775                           25,000          203,451
Gary Charboneau.........................                     2,777.775                           25,000          203,451
Mike Cirilli............................                       138.889                            1,250           10,173
Frank DeMarco...........................                       138.889                            1,250           10,173
Karen Durham............................                       138.889                            1,250           10,173
Hyman Needleman.........................                       138.889                            1,250           10,173
Jerry M. Ray............................                       555.556                            5,000           40,690


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:


   NUMBER    DESCRIPTION
-----------  -----------------------------------------------------------------------------------------
     1.1     Form of Underwriting Agreement.
     3.1(i)  Amended and Restated Certificate of Incorporation of the Company.
     3.1(ii) Form of Amended and Restated Bylaws of the Company.
     4.1     Form of certificate representing shares of Common Stock, $0.01 par value per share.
     5.1     Opinion of Latham & Watkins
    10.1     Form of Duane Reade Inc. 1997 Equity Participation Plan.
    10.2     Duane Reade Holding Corp. 1992 Stock Incentive Plan.
    10.3     Employment Agreement, dated as of October 27, 1997, between the Company and Anthony J.
             Cuti.
    10.4     Employment Agreement, dated as of February 22, 1993, as amended, between the Company and
             Gary Charboneau.
    10.5     Employment Agreement, dated as of April 10, 1995, as amended, between Duane Reade and
             Jerry M. Ray.
    10.6     Employment Letter Agreement, dated as of October 9, 1996, between Duane Reade and Joseph
             Lacko.
    10.7     Employment Letter Agreement, dated as of February 12, 1997, between the Company and
             William Tennant.
    10.8     Agreement, dated as of November 22, 1996, between Duane Reade and Drug, Chemical,
             Cosmetic, Plastics and Affiliated Industries Warehouse Employees Local 815.
    10.9     Agreement, dated July 16, 1992, as amended, between Duane Reade and Allied Trades
             Council.

                                      II-3

   NUMBER    DESCRIPTION
-----------  -----------------------------------------------------------------------------------------
    10.10    Agreement, dated February 4, 1997, as amended, between Duane Reade and The Pharmacy Fund,
             Inc.
    10.11    Indenture, dated as of September 15, 1992, between Duane Reade Holding Corp. and The
             Connecticut National Bank, as trustee.
    10.12    Indenture, dated as of September 15, 1992, among Duane Reade, Daboco Inc., Duane Reade
             Inc. and The Connecticut National Bank, as trustee.
    10.13    Stockholders and Registration Rights Agreement, dated as of June 18, 1997, among the
             Company, DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Diversified
             Partners, L.P., DLJ First ESC L.L.C., DLJ Offshore Partners, II, C.V., DLJ EAB Partners,
             L.P., UK Investment Plan 1997 Partners, Bankers Trust New York Corporation, Conac & Co.,
             Muico & Co., Roton & Co., Putnam High Yield Trust, PaineWebber Managed Investment Trust
             on behalf of PaineWebber High Income Fund, USL Capital Corporation, Pearlman Family
             Partners, The Marion Trust, Bruce L. Weitz, BCIP Associates, BCIP Trust Associates, L.P.,
             Tyler Capital Fund L.P., Tyler International, L.P.-II, and Tyler Massachusetts, L.P.
    10.14    Credit Agreement, dated as of September 30, 1997, among Duane Reade, Duane Reade Holding
             Corp., Daboco Inc., Duane Reade Inc., various financial institutions, as Lenders, DLJ
             Capital Funding, Inc., as Syndication Agent, Fleet National Bank, as Administrative
             Agent, and Credit Lyonnais New York Branch, as Documentation Agent.
    10.15    Partnership Security Agreement, dated as of September 30, 1997, among Daboco Inc., Duane
             Reade Inc. and Fleet National Bank, as Administrative Agent.
    10.16    Borrower Security Agreement, dated as of September 30, 1997, between Duane Reade and
             Fleet National Bank, as Administrative Agent.
    10.17    Parent Pledge Agreement, dated as of September 30, 1997, among Duane Reade Holding Corp.,
             Daboco Inc. and Fleet National Bank, as Administrative Agent.
    10.18    Underwriting Agreement between the Company and Donaldson, Lufkin & Jenrette Securities
             Corporation (incorporated by reference to Exhibit 1.1 to the Company's Form S-1
             Registration Statement (File No. 333-43313)).
    10.19    Form of Irrevocable Trust Agreement with respect to Senior Notes and Zero Coupon Notes between the Company and State Street Bank and Trust, as Trustee.
     11.1**  Computation of Earnings Per Share.
     21.1    Subsidiaries of the Company.
     23.1**  Consent of Price Waterhouse LLP.
     23.2    Consent of Latham & Watkins (included in Exhibit 5.1).
     24.1    Powers of Attorney (included in signature page).
     27.1**  Financial Data Schedule.



------------
**     Filed herewith.

(b) Financial Statement Schedules:

Schedules for which provision is made in the applicable accounting regulations of the Commission are either not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on February 9, 1998.





                                          DUANE READE INC.


                                          By: /s/ Anthony J. Cuti
                                              -------------------------------
                                          Name: Anthony J. Cuti
                                          Title: President and Chief
                                          Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed on February 9, 1998, by the following persons in the capacities indicated with respect to Duane Reade
Inc.:



          SIGNATURE                              CAPACITY
---------------------------  ------------------------------------------------
/s/ Anthony J. Cuti           Chairman, President, Chief Executive Officer and
 ---------------------------   Director (principal executive officer)
 Anthony J. Cuti

              *               Chief Financial Officer
 ---------------------------   (principal accounting and financial officer)
 William J. Tennant

              *               Director
 ---------------------------
 Nicole S. Arnaboldi

              *               Director
 ---------------------------
 David L. Jaffe

              *               Director
 ---------------------------
 Andrew J. Nathanson

*By: /s/ Anthony J. Cuti
 ---------------------------
       Anthony J. Cuti
       Attorney-In-Fact


                                EXHIBIT INDEX

   The following documents are the exhibits to this Registration Statement on Form S-1. For convenient reference, each exhibit is listed according to the Exhibit Table of Regulation S-K. The page number, if any, listed opposite an exhibit indicates the page number in the sequential numbering system in the manually signed original of this Registration Statement on Form S-1 where such exhibit can be found.

   EXHIBIT                                                                                 SEQUENTIAL PAGE
   NUMBER                                      EXHIBIT                                         NUMBER
-----------  -------------------------------------------------------------------------- -------------------
      1.1    Form of Underwriting Agreement.
      3.1(i) Amended and Restated Certificate of Incorporation of the Company.
      3.1(ii)Form of Amended and Restated Bylaws of the Company.
      4.1    Form of certificate representing shares of Common Stock, $0.01 par value per share.
      5.1    Opinion of Latham & Watkins
     10.1    Form of Duane Reade Inc. 1997 Equity Participation Plan.
     10.2    Duane Reade Holding Corp. 1992 Stock Incentive Plan.
     10.3    Employment Agreement, dated as of October 27, 1997, between the Company and Anthony J. Cuti.
     10.4    Employment Agreement, dated as of February 22, 1993, as amended, between the Company and Gary Charboneau.
     10.5    Employment Agreement, dated as of April 10, 1995, as amended, between
             Duane Reade and Jerry M. Ray.
     10.6    Employment Letter Agreement, dated as of October 9, 1996, between Duane
             Reade and Joseph Lacko.
     10.7    Employment Letter Agreement, dated as of February 12, 1997, between the
             Company and William Tennant.
     10.8    Agreement, dated as of November 22, 1996, between Duane Reade and Drug,
             Chemical, Cosmetic, Plastics and Affiliated Industries Warehouse Employees
             Local 815.
     10.9    Agreement, dated July 16, 1992, as amended, between Duane Reade and Allied
             Trades Council.
    10.10    Agreement, dated February 4, 1997, as amended, between Duane Reade and The
             Pharmacy Fund, Inc.
    10.11    Indenture, dated as of September 15, 1992, between Duane Reade Holding
             Corp. and The Connecticut National Bank, as trustee.
    10.12    Indenture, dated as of September 15, 1992, among Duane Reade, Daboco Inc.,
             Duane Reade Inc. and The Connecticut National Bank, as trustee.
    10.13    Stockholders and Registration Rights Agreement, dated as of June 18, 1997, among the Company, DLJMB Funding II, Inc., DLJ Merchant Banking Partners
             II, L.P., DLJ Diversified Partners, L.P., DLJ First ESC L.L.C., DLJ
             Offshore Partners, II, C.V., DLJ EAB Partners, L.P., UK Investment Plan
             1997 Partners, Bankers Trust New York Corporation, Conac & Co., Muico &
             Co., Roton & Co., Putnam High Yield Trust, PaineWebber Managed Investment
             Trust on behalf of PaineWebber High Income Fund, USL Capital Corporation,
             Pearlman Family Partners, The Marion Trust, Bruce L. Weitz, BCIP
             Associates, BCIP Trust Associates, L.P., Tyler Capital Fund L.P., Tyler
             International, L.P.-II, and Tyler Massachusetts, L.P.

   EXHIBIT                                                                                 SEQUENTIAL PAGE
   NUMBER                                      EXHIBIT                                         NUMBER
-----------  --------------------------------------------------------------------------  -------------------
    10.14    Credit Agreement, dated as of September 30, 1997, among Duane Reade, Duane
             Reade Holding Corp., Daboco Inc., Duane Reade Inc., various financial institutions, as Lenders, DLJ Capital Funding, Inc., as Syndication Agent,
             Fleet National Bank, as Administrative Agent, and Credit Lyonnais New York
             Branch, as Documentation Agent.
    10.15    Partnership Security Agreement, dated as of September 30, 1997, among
             Daboco Inc., Duane Reade Inc. and Fleet National Bank, as Administrative
             Agent.
    10.16    Borrower Security Agreement, dated as of September 30, 1997, between Duane
             Reade and Fleet National Bank, as Administrative Agent.
    10.17    Parent Pledge Agreement, dated as of September 30, 1997, among Duane Reade
             Holding Corp., Daboco Inc. and Fleet National Bank, as Administrative
             Agent.
    10.18    Underwriting Agreement between the Company and Donaldson, Lufkin &
             Jenrette Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company's Form S-1 Registration Statement (File No. 333-43313)).
    10.19    Form of Irrevocable Trust Agreement with respect to Senior Notes and Zero
             Coupon Notes between the Company and State Street Bank and Trust, as
             Trustee.
     11.1**  Computation of Earnings Per Share.
     21.1    Subsidiaries of the Company.
     23.1**  Consent of Price Waterhouse LLP.
     23.2    Consent of Latham & Watkins (included in Exhibit 5.1).
     24.1    Powers of Attorney (included in signature page).
     27.1**  Financial Data Schedule.

------------
**     Filed herewith.